
13001218

# 2012 Annual Report
and Proxy Statement


CHIPOTLE
MEXICAN GRILL

We believe that farm animals should be fed a diet substantially similar to what they would eat NATURALLY. We're on a journey to try to SOURCE more and more meat from farmers who agree.

Ever wondered about the ORIGINS of our RESPONSIBLY RAISED® ingredients? Here are some of the farms that make your burrito possible.

Cheese from Petaluma Creamery
Pasture-based Jersey cows produce incomparably rich, creamy milk for some of the BEST tasting cheese around (served in our restaurants throughout the West Coast.



Jalapeños from Wiers Farm
- Combines MORE THAN 100 yrs. of farming with its own fleet of delivery vehicles.
- Helps supply local produce to our restaurants in and around Ohio.

Pinto Beans from Haricot Farms
- Their Farm in Washington State is a model for SOIL CONSERVATION in the region
- Their minimal tillage farming preserves the soil's precious nutrients, producing HEALTHIER crops, including a portion of our BEANS.



Carnitas from Niman Ranch
- Network of over 500 independent farmers and ranchers.
- All its livestock is raised responsibly.
- Niman Ranch is one of our largest pork suppliers.


Red onions · Pinto beans · Cheese ·
Jalapeños · Cilantro
Lettuce · Carnitas

Lettuce From Church Brothers





Red Onions from Ed Fields & Sons

Cilantro from Earthbound Farm
- Native New Yorkers Drew & Myra Goodman came to California's CARMEL Valley, started an ORGANIC Salad revolution.



2012
Chipotle purchases more than 15 MILLION Pounds of local Produce.

Dear Shareholders,

We are pleased with Chipotle's performance in 2012, and are confident that the continuing strength of our business is a direct result of our focus on the key elements that drive our business, primarily our unique food and people cultures. Together, these priorities are at the heart of our vision to change the way people think about and eat fast food.

Our food culture sets us apart from other restaurants. We have always used great quality ingredients and prepared the food we serve using classic cooking techniques in open kitchens. We are proud of the way we source the finest ingredients we can find and skillfully prepare and cook them with great care, because we know it results in exceptional tasting food that our customers appreciate. We believe this bond with our customers only deepens as they become more curious about where their food comes from, and they discover the special way we source our food. We believe the more people care about their food, and where it comes from, the more likely they are to become loyal customers of Chipotle.

Throughout 2012, we continued to push ourselves to find better, more sustainable sources for the ingredients we use and to refine our cooking techniques so that we are continually offering our customers the very best food we can. Our local produce program exceeded our expectations as we served more than 15 million pounds of produce from local farms across the country last year, exceeding our goal of 10 million pounds. We also increased our use of cheese and sour cream made with milk from dairy cattle given access to pasture. Finally, we continued to serve meat raised in a responsible way (from animals that are raised in a humane manner and without the use of subtherapeutic antibiotics or added hormones) in all of our restaurants, except when we have experienced periodic short-term disruptions to our supply. We are proud of the unique supply chain we have built over the years and we will continue to identify additional suppliers, and grow our existing ones, to meet the growing demand for these high-quality ingredients.

We continue to build a people culture that attracts and empowers top performers. We now have more empowered top performers than ever developing from crew positions in our company. In 2012, we promoted 190 new Restaurateurs, giving us a total of 421 of these elite leaders including field leaders who were promoted from Restaurateur positions. Also, we are seeing a higher percentage of candidates promoted to the Restaurateur position than ever before, demonstrating that our field teams better understand how to create these special cultures, and that the quality of managers in our restaurants is getting better all the time. At our September All Managers' Conference, we brought together an extraordinary group of 2,000 leaders to share details about our vision, and to provide opportunities for them to learn about programs that will help them run our restaurants even better. This inspiring experience made us feel as confident as ever that the future of our business is in good hands.

Last year we opened 183 restaurants, grew our revenue by 20.3% to $2.73 billion, and saw comparable restaurant sales grow 7.1% for the year. Our restaurant-level margins were among the highest in the industry at 27.1%. We are pleased with our performance, and anticipate continued growth and success. We plan to open an additional 165-180 restaurants in 2013, and are confident that we are developing great leaders to run these restaurants in a way that we can feel proud of. We are also planting seeds for future growth in Europe and Canada, where we currently operate 12 restaurants, and with our ShopHouse Southeast Asian Kitchen concept, which is currently open in Washington, DC.

In 2012, our marketing focused on building the Chipotle brand and engaging with our customers in ways that create stronger, deeper bonds than is possible with "limited time offers," and on connecting with people emotionally in a way that is both true and meaningful. With programs like our award-winning "Back to the Start" animated short film and our Cultivate food and music festivals, we are creating a lasting connection with our customers and continuing a tradition of building our brand in unconventional ways.

During 2013 we will celebrate Chipotle's 20th anniversary. We are grateful for our past success, but even more excited about what is yet to come. There is tremendous opportunity for Chipotle in the years ahead. We are confident that we are well positioned for continued success.

Sincerely,





Steve Ells
Founder, Chairman, & Co-CEO

Monty Moran
Co-CEO

Annual Report

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number: 1-32731**

# CHIPOTLE MEXICAN GRILL, INC.

**(Exact name of registrant as specified in its charter)**


RECEIVED
APR - 1 2013
193

| **Delaware** | **84-1219301** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(IRS Employer Identification No.)** |
| **1401 Wynkoop Street, Suite 500 Denver, CO** | **80202** |
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (303) 595-4000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common stock, par value $0.01 per share** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

| ☒ Large accelerated filer | ☐ Accelerated filer | ☐ Non-accelerated filer (do not check if a smaller reporting company) | ☐ Smaller reporting company |
|---|---|---|---|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 29, 2012, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $6.01 billion, based on the closing price of the registrant's common stock on such date, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of this calculation, shares of common stock held by each executive officer and director and by holders of more than 5% of the outstanding common stock have been excluded since those persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 1, 2013, there were 31,031,972 shares of the registrant's common stock, par value of $0.01 per share outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2013 annual meeting of shareholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2012.

Annual Report

## TABLE OF CONTENTS

### PART I


| | | |
|---|---|---|
| Item 1. | Business | 3 |
| Item 1A. | Risk Factors | 9 |
| Item 1B. | Unresolved Staff Comments | 23 |
| Item 2. | Properties | 24 |
| Item 3. | Legal Proceedings | 25 |
| Item 4. | Mine Safety Disclosures | 25 |


### PART II


| | | |
|---|---|---|
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 26 |
| Item 6. | Selected Financial Data | 28 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 29 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 36 |
| Item 8. | Financial Statements and Supplementary Data | 38 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 58 |
| Item 9A. | Controls and Procedures | 58 |
| Item 9B. | Other Information | 60 |


### PART III


| | | |
|---|---|---|
| Item 10. | Directors, Executive Officers and Corporate Governance | 60 |
| Item 11. | Executive Compensation | 60 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 60 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 61 |
| Item 14. | Principal Accounting Fees and Services | 61 |


### PART IV


| | | |
|---|---|---|
| Item 15. | Exhibits, Financial Statement Schedules | 62 |
| Signatures | | 63 |

# PART I

## ITEM 1. BUSINESS

### General

Chipotle Mexican Grill, Inc. and its subsidiaries ("Chipotle", the "Company", or "we") operate Chipotle Mexican Grill restaurants, which serve a focused menu of burritos, tacos, burrito bowls (a burrito without the tortilla) and salads, made using fresh ingredients. As of December 31, 2012, we operated 1,410 restaurants, including Chipotle restaurants throughout the United States, as well as five in Canada, five in London, England, and one in Paris, France, and also one ShopHouse Southeast Asian Kitchen, a restaurant in Washington, D.C. serving Asian-inspired cuisine. We focus on trying to find the highest quality ingredients we can to make great tasting food; on recruiting and retaining top performing people to ensure that the restaurant experience we provide is exceptional; on building restaurants that are operationally efficient and aesthetically pleasing; and on doing all of this with increasing awareness and respect for the environment. We have grown substantially over the past five years, and expect to open between 165 and 180 additional restaurants in 2013.

Our vision is to change the way people think about and eat fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity." Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

We manage our operations and restaurants based on six regions that aggregate into one reportable segment. Financial information about our operations, including our revenues and net income for the years ended December 31, 2012, 2011, and 2010, and our total assets as of December 31, 2012 and 2011, is included in our consolidated financial statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data." Substantially all of our revenues are generated and assets are located in the U.S.



### Our Menu and Food Preparation

*Food With Integrity.* Serving high quality food while still charging reasonable prices is critical to our vision to change the way people think about and eat fast food. As part of our Food With Integrity philosophy, we believe that purchasing fresh ingredients and preparing them by hand are not enough, so we spend time on farms and in the field to understand where our food comes from and how it is raised. Because our menu is so focused, we can concentrate on the sources of each ingredient, and this has become a cornerstone of our continuous effort to improve our food.

In all of our restaurants, we endeavor to serve only meats that were raised without the use of subtherapeutic antibiotics or added hormones, and in accordance with criteria we've established in an effort to improve sustainability and promote animal welfare. One of our primary goals is for all of our restaurants to continue serving meats raised to meet our standards, but we have and will continue to face challenges in doing so. Some of our restaurants served conventionally raised beef for short periods during 2012 and the beginning of 2013, and more of our restaurants may periodically serve conventionally raised meats in the future due to supply constraints. When we become aware that one or more of our restaurants will serve conventionally raised meat, we clearly and specifically disclose this temporary change on signage in each affected restaurant so that customers can avoid those meats if they choose to do so.

In the past we referred to meat raised in accordance with our criteria as "naturally raised," but we are moving away from that terminology and instead have begun to use the Responsibly Raised brand to differentiate our meat and other ingredients. We think the Responsibly Raised brand helps to better distinguish our ingredients from other products labeled as "naturally raised."

We're also investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment and their employees. A portion of some of the produce items we serve is organically grown, or sourced locally while in season (by which we mean grown within 350 miles of the restaurant). A portion of our beans is organically grown and a portion is sustainably grown using conservation tillage methods that improve soil conditions, reduce erosion, and help preserve the environment in which the beans are grown. Our commitment to Food With Integrity extends to the dairy products we serve as well. The sour cream and cheese we buy is made with milk that comes from cows that are not given rBGH (recombinant bovine growth hormone). Also, milk used to make much of our cheese and some of our sour cream is sourced from dairies that provide an even higher standard of animal welfare by providing outdoor access for their cows.

We do, however, face challenges associated with pursuing Food With Integrity. There are higher costs and other risks associated with purchasing ingredients grown or raised with an emphasis on quality, sustainability and other responsible practices. Growth rate and weight gain can be lower for chickens, cattle and pigs that are not fed subtherapeutic antibiotics and for cattle that are not given growth hormones. Crops grown organically or using other responsible practices can take longer to grow and crop yields can be lower. It can take longer to identify and secure relationships with suppliers that are able to meet our criteria for meat, dairy and produce ingredients. Given the costs associated with what we believe are responsible farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. However, we believe that in addition to seeking great tasting and nutritious food, consumers are increasingly concerned about where their food comes from and how it is raised. And we believe that as consumers become more educated about better animal welfare and farming practices as well as social accountability, they will foster greater demand for sustainably grown foods in the long term. We believe that increased demand over the long term for the types of meat and produce items we strive to serve will continue to attract the interest and capital investment of larger farms and suppliers. We also understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing Food With Integrity with our desire to provide great food at reasonable prices. If we are able to continue growing while focusing on Food With Integrity our sourcing flexibility should improve over time, though we expect that most of these ingredients and other raw materials will remain more expensive than conventionally raised, commodity-priced equivalents.

*A Few Things, Thousands of Ways.* Chipotle restaurants serve only a few things: burritos, burrito bowls, tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend our menu to provide countless choices. We plan to keep a simple menu, but we'll consider additions that we think make sense. And if you can't find something on the menu that's quite what you're after, let us know. If we can make it from the ingredients we have, we'll do it.

In preparing our food, we use stoves and grills, pots and pans, cutting knives, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients we use include chicken and steak that is marinated and grilled in our restaurants, carnitas (seasoned and braised pork), barbacoa (spicy shredded beef) and pinto and vegetarian black beans. We add our rice, which is tossed with lime juice and freshly chopped cilantro, as well as freshly shredded cheese, sour cream, lettuce, peppers and onions, depending on each customer's request. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole, salsas and tortilla chips seasoned with fresh lime and kosher salt. In addition to sodas, fruit drinks and organic milk, most of our restaurants also offer a selection of beer and margaritas. Our food is prepared from scratch, with the majority prepared in our restaurants while some is prepared with the same fresh ingredients in commissaries.

*Food Served Fast ... So That Customers Can Enjoy It Slowly.* Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees that prepared the food and are assembling the order. While we think that our customers return because of the great-tasting food, we also think that they like getting food served fast without having a "fast-food" experience, even when they're not in a hurry. And while our restaurants often have lines, we try to serve customers as quickly as possible. We've even been able to serve more than 300 customers an hour at some locations. The natural flow of our restaurant layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and, we believe, more efficient. And we constantly strive to improve the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting restaurant traffic. For instance, our restaurants accept orders by fax, online or through an iPhone ordering application in order to provide a more convenient experience by allowing customers to avoid standing in line. By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our restaurants, we believe that we can provide a high quality experience to more and more customers.

*Quality Assurance and Food Safety.* We are committed to serving safe, high quality food to our customers. Quality and food safety is integrated throughout our supply chain and everything we do; from the farms that supply our food all the way through to our front line. We have established close relationships with some of the top suppliers in the industry, and we actively maintain a limited list of approved suppliers from whom our distributors must purchase. Our quality assurance department establishes and monitors our quality and food safety programs for our supply chain. Our training and risk management departments develop and implement operating standards for food quality, preparation, cleanliness and safety in the restaurants. Our food safety programs are also designed to assure that we comply with applicable federal, state and local food safety regulations.



**Restaurant Management and Operations**

*Culture of Top Performers.* In addition to our focus on the food we serve, we have a similarly focused people culture with an emphasis on identifying, hiring and empowering top performing employees. We are committed to creating a performance based culture that leads to the best restaurant experience possible for our employees and our customers. The foundation of that culture starts with hiring the best people in our restaurants. We make an effort to hire employees who share a passion for food and who will operate our restaurants in a way that is consistent with our high standards, yet allows each of their unique personalities and strengths to contribute to our success. We believe we provide attractive career opportunities to crew and managers who are committed to work hard, provide great customer service and have the ability to lead and empower a team of top performers. We provide hands on, shoulder-to-shoulder training to develop the full potential of our restaurant employees. We are committed to developing our people and promoting from within, with about 96% of salaried management and almost 99% of hourly management coming from internal promotions. Our best general managers, who run great restaurants and develop strong, empowered restaurant teams, are promoted to Restaurateur and in that role can earn bonuses for developing people. We've leveraged our outstanding Restaurateurs' leadership by giving many Restaurateurs responsibility for mentoring one or more nearby restaurants. This provides an opportunity for Restaurateurs to develop field leadership roles one restaurant at a time. Restaurateurs who have shown they can successfully run four restaurants by developing teams of all top performers (including at least one Restaurateur), thereby creating a culture of high standards, constant improvement and empowerment in each of their restaurants, can be promoted to apprentice team leaders.

*Importance of Methods and Culture.* Although we have many restaurants, we believe that our departure from the automated cooking techniques and microwaves used by many traditional fast-food and fast-casual restaurants helps to set us apart. Our crews use classic cooking methods: they marinate and grill meats, hand-cut produce and herbs, make fresh salsa and guacamole, and cook rice in small batches throughout the day. They work in kitchens that more closely resemble those of high-end restaurants than they do a typical fast-food place. Despite our more labor-intensive method of food preparation, our focused menu creates efficiencies which allow us to serve high quality food made from ingredients typically found in fine dining restaurants.

*The Front Line is Key.* Our restaurant and kitchen designs intentionally place crew members up front with customers to reinforce our focus on service, and our open kitchen design allows customers to see that we prepare our food fresh, each and every day. All of our restaurant employees are encouraged to interact with customers no matter their job, whether preparing food or serving customers during our busiest period. We focus on attracting and retaining people who can deliver that experience for each customer "one burrito at a time." We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among general managers, crew members and customers alike.

*The Basics.* Each restaurant typically has a general manager (a position we've characterized as the most important in the company), an apprentice manager (in about three-quarters of our restaurants), one or two hourly service managers, one or two hourly kitchen managers and an average of 21 full and part-time crew members. We generally have two shifts at our restaurants, which simplifies scheduling and provides stability for our employees. We tend to have more employees in our busier restaurants. We cross-train our people so that each can work a variety of stations, allowing us to work efficiently during our busiest times, while giving our people the opportunity to develop a wider array of skills. Consistent with our emphasis on customer service, we encourage our general managers and crew members to welcome and interact with customers throughout the day. In addition to the employees serving our customers at each restaurant, we also have a field support system that includes apprentice team leaders, team leaders or area managers, team directors, executive team directors or regional directors, and restaurant support officers.



### Supply Chain

*Close Relationships with Suppliers.* Maintaining the high levels of quality we expect in our restaurants depends in part on our ability to acquire high-quality, fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. Our distribution centers purchase from various suppliers we carefully select based on quality and their understanding of our mission, and we seek to develop mutually beneficial long-term relationships with suppliers. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility and supply shortages, and we follow industry news, trade issues, weather, exchange rates, foreign demand, crises and other world events that may affect our ingredient prices. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, cheese, and tortillas) are purchased from a small number of suppliers.

We generally do not purchase raw materials directly from farmers or other suppliers, but have selected and approved suppliers from whom ingredients are purchased for our restaurants. Distribution centers purchase ingredients and other supplies from suppliers we select and approve based on our quality specifications, and purchase within the pricing guidelines and protocols we have established with the suppliers.

*Distribution Arrangements.* Ingredients and other supplies are delivered to our restaurants from 23 independently owned and operated regional distribution centers.

### Marketing

Our marketing has always been based on the belief that the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but rather through all of the ways people experience the brand. So we pay close attention to all of these details, looking to keep our communications closely aligned with the ways our customers experience Chipotle. Our advertising and promotional programs, in-store communications, and other design elements all help to communicate something about what makes Chipotle different from other fast food companies. Whether it's engaging with our company via social media, participating in our local events or simply eating a burrito at one of our restaurants, each interaction with a customer affords us an important opportunity to build our brand.

Our advertising has generally included print, outdoor, transit and radio ads, but we are also incorporating online advertising into the mix, and adding strategic promotions that demonstrate how Chipotle is different than other restaurant concepts, or that connect us to like-minded individuals or organizations. Beyond these traditional means, we are exploring new avenues of branded and unbranded content aimed at educating consumers about issues that are important to us, and explaining why we are working to drive positive change in the nation's food supply. In addition, we continue to generate considerable media coverage, with scores of publications writing favorably about our food, restaurant concept and business, and our food, restaurants and company have been featured in a number of television programs.

We also recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. To this end, we have been testing more "owned media," including new video and music programs, and a more visible event strategy that includes the expansion of our "Cultivate" festivals of food, music and ideas, and participation in relevant events in markets around the country. Many of these newer programs allow us to tell our story with more nuance than is afforded by traditional advertising, and help forge stronger emotional connections with our customers. We are also increasing our use of digital, mobile, and social media to our overall marketing mix, giving customers greater opportunity to access Chipotle in ways that are convenient for them, and broadening our ability to engage with our customers individually. Through our first ever customer loyalty program, the "Farm Team," we are inviting our most loyal and passionate customers to join a program that educates them about many of the things that make Chipotle special, and rewards them for expanding and sharing their knowledge of our company.

Collectively, these efforts and our excellent restaurant teams have helped us create considerable word-of-mouth publicity, with our customers learning about us and telling others, allowing us to build awareness with relatively low advertising expenditures, even in a competitive category, and to differentiate Chipotle as a company that is committed to doing the right things in every facet of our business.



**Competition**

We compete with national and regional fast-casual, quick-service and casual dining restaurants. Our competition also includes a variety of locally owned restaurants and the deli sections and in-store cafés of several major grocery store chains. The number, size and strength of competitors vary by region, market and even restaurant. Competitors to our restaurants compete based on a number of factors, including taste, quality, speed of service, price and value, name recognition, location, menu variety, customer service and the ambience and condition of the competitor. Unlike us, a number of our competitors grow through franchising.

We believe we're well-positioned to continue to grow our market position in existing and new markets given current consumer trends, including increasing awareness and concern among consumers about what they eat and how it is prepared and the increasing prevalence of the fast-casual segment. Some of our competitors have formats that might resemble ours. We believe, however, that Chipotle has become one of the most recognized fast-casual restaurants and that we are known for our focus on preparing food using a variety of fresh ingredients in an open restaurant kitchen to create delicious food, as well as our commitment to "Food With Integrity", which we think represents a significant competitive advantage in the segment in which we operate.

**Restaurant Site Selection**

We believe that site selection is critical to our success and thus we devote substantial time and effort to evaluating each potential location. Our site selection process includes the use of external real estate brokers with expertise in specific markets, taking direction from our internal team of real estate managers. Locations proposed by real estate managers are reviewed on site by a team of development management and often leaders from operations as part of a formal site ride, as well as in a written real estate package. We study the surrounding trade area, demographic and business information within that area, and available information on competitors. Based on this analysis, including utilization of predictive modeling using proprietary formulas, we determine projected sales and targeted return on investment. We have been successful in a number of different types of locations, such as in-line or end-cap locations in strip or power centers, in regional malls and downtown business districts, free-standing buildings, and even an airport location. Our new restaurant development activity has broadened recently to incorporate trade areas or restaurant sites in which we have little or no prior experience, including smaller or more economically mixed communities, highway sites, outlet centers, and restaurants in airports, food courts, or on military sites.

### ShopHouse Southeast Asian Kitchen

We believe that the fundamental principles on which our restaurants are based—finding the very best sustainably raised ingredients, prepared and cooked using classical methods in front of the customer, and served in an interactive format by special people dedicated to providing a great dining experience—can be adapted to cuisines other than the food we serve at Chipotle. In order to see how our model works when we use different ingredients and a different style of food, we opened our first ShopHouse Southeast Asian Kitchen during 2011. ShopHouse serves a menu that, like at Chipotle, is focused; main dishes consist of rice or noodle bowls made with steak, chicken, meatballs made with pork and chicken, or tofu. Notwithstanding our opening of ShopHouse and our plans in 2013 to open another ShopHouse restaurant in Washington, D.C. and to introduce ShopHouse to the Los Angeles area, our immediate focus will remain on thoughtfully growing the Chipotle brand.

### Seasonality

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and profits are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year.



### Our Intellectual Property and Trademarks

"Chipotle," "Chipotle Mexican Grill," "Unburritable," "Food With Integrity," "Fresh Is Not Enough, Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," "Responsibly Raised," "ShopHouse" and a number of related designs and logos are U.S. registered trademarks of Chipotle. We have filed trademark applications for a number of other marks in the U.S. In addition to our U.S. registrations, we have registered trademarks for "Chipotle" and a number of other marks in Canada, the European Union and various other countries, and have filed trademark applications for "Chipotle Mexican Grill," "Chipotle" and a number of other marks in various countries as well.

We also believe that the design of our restaurants is our proprietary trade dress. From time to time we have taken action against other restaurants that we believe are misappropriating our trademarks, restaurant designs or advertising. Although our policy is to protect and defend vigorously our rights to our intellectual property, we may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

### Information Systems

Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. We believe that our current point-of-sales systems will be an adequate platform to support our continued expansion. See "Risk Factors—General Business Risks—*We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer and employee information*" below for a discussion of certain risks associated with our point-of-sales systems.

### Employees

As of December 31, 2012, we had about 37,310 employees, including about 3,020 salaried employees and about 34,290 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

### Available Information

We maintain a website at www.chipotle.com, including an investor relations section at ir.chipotle.com in which we routinely post important information, such as webcasts of quarterly earnings calls and other investor events in which we participate or host, and any related materials. Our Code of Conduct is also available in this section of our website. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge in the investor relations section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The public may also read and copy materials we file with the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Room 1580, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The contents of the websites mentioned above are not incorporated into and should not be considered a part of this report. The references to the URLs for these websites are intended to be inactive textual references only.



## ITEM 1A. RISK FACTORS

*Cautionary Note Regarding Forward-Looking Statements*

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. Forward-looking statements include our projections of the number of restaurants we expect to open in 2013, our expected comparable restaurant sales results during 2013, our expectations for food cost inflation and food costs as a percentage of revenue in 2013, statements about potential menu price increases in 2013, projections of restaurant development costs and other expenses, statements of our intention to open restaurants in one or more specified locations, statements regarding the potential impact of ongoing economic uncertainty on our business, statements about possible repurchases of our common stock, forecasts of marketing and promotional spending as a percentage of revenue in 2013, and our projections of our effective tax rate for 2013. We have used words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "think," "estimate," "seek," "expect," "predict," "could," "project," "potential" and other similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in this Item 1A. "Risk Factors," and elsewhere in this report.

When considering forward-looking statements in this report or that we make in other reports or statements, you should keep in mind the cautionary statements in this report and future reports we file with the SEC. New risks and uncertainties arise from time to time, and we cannot predict when they may arise or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this report as a result of new information, future events or other developments, except as required by applicable laws and regulations.

***Risks Related to our Growth Strategy and Future Expansion***

***Our sales and profit growth could be adversely affected if comparable restaurant sales increases are less than we expect, and we may not successfully increase comparable restaurant sales or they may decrease.***

While future sales growth will depend substantially on our opening new restaurants, changes in comparable restaurant sales (which represent the change in period-over-period sales for restaurants beginning in their 13th full month of operations) will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comparable restaurant sales is generally higher, as comparable restaurant sales increases enable fixed costs to be spread over a higher sales base. Conversely, declines in comparable restaurant sales can have a significant adverse effect on profitability due to the loss of the positive impact on profit margins associated with comparable restaurant sales increases. We expect comparable restaurant sales increases in 2013 to be flat or low single digit increases due to difficult comparisons and ongoing consumer and economic uncertainty.



Our ability to increase comparable restaurant sales depends on many factors, including:

- changes in consumer preferences and discretionary spending, including weaker consumer spending during periods of economic difficulty or uncertainty;
- consumer understanding and acceptance of the Chipotle experience and perceptions of the Chipotle brand;
- our ability to increase menu prices without adversely impacting transaction counts to such a degree that the impact from lower transactions equals or exceeds the benefit of the menu price increase;
- any "trade down" by customers or other reduction in average check in response to price increases, which could reduce or eliminate the benefit of the price increase on comparable restaurant sales;
- competition, either from our competitors in the restaurant industry, or from our own restaurants in the event customers who frequent one of our restaurants begin to visit one of our new restaurants instead;
- executing our strategies effectively, including our development strategy, our marketing and branding strategies, our initiatives to increase the speed at which our crew serves each customer, expanded use of fax service lines and online and other electronic ordering, and introductions of catering options and new menu items, each of which we may not be able to accomplish or which may not have the impact we expect;
- initial sales performance of new restaurants, which is subject to the risks described below under "*Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants*";
- weather, road construction and other factors limiting access to our restaurants; and
- changes in government regulation.

As a result of these factors it is possible that we will not achieve our targeted comparable restaurant sales or that the change in comparable restaurant sales could be negative. A number of these factors are beyond our control, and therefore we cannot assure that we will be able to sustain comparable restaurant sales increases.

Beginning in the second quarter of 2012 our comparable restaurant sales increases decelerated, which we attribute in part to decreased consumer spending and economic uncertainty, and the price of our stock declined significantly in the wake of this deceleration, including a decline of nearly 22% on the trading day following our second quarter 2012 earnings release. Any future deceleration in or failure to meet market expectations for our comparable restaurant sales increases would likely result in another decline in the price of our common stock.

***Increasing our sales and profitability depends substantially on our ability to open new restaurants, which is subject to many unpredictable factors.***

We operated 1,410 restaurants as of December 31, 2012. We plan to increase the number of our restaurants significantly in the next three years, and plan to open between 165 and 180 new restaurants in 2013. However, we have in the past experienced delays in opening some restaurants and that could happen again as a result of any of the following factors:

- our potential inability to locate and secure new restaurant sites in locations that we believe to be attractive;
- obstacles to hiring and training qualified operating personnel in the local market;
- delay or cancellation of new site development by developers and landlords, which may become increasingly common during periods of economic uncertainty or tight credit;
- difficulty managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;
- difficulty negotiating leases with acceptable terms;
- any shortages of construction materials and labor;
- lack of availability of, or inability to obtain, adequate supplies of ingredients that meet our quality standards;
- failures or delays in securing required governmental approvals (including construction, parking and other permits); and
- the impact of inclement weather, natural disasters and other calamities.

One of our biggest challenges in opening new restaurants is staffing. We seek to hire only top-performing employees and to promote general managers from our crew, which may make it more difficult for us to staff all the restaurants we intend to open. Constraints on our hiring new employees are described further below under "*Risks Related to Operating in the Restaurant Industry—Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and the right field leaders.*"

Another significant challenge is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable new restaurant sites in our target markets can be intense, and development and leasing costs are increasing, particularly for urban locations. These factors may be exacerbated by any ongoing economic uncertainty, as developers may continue to delay or be unable to finance new projects. Delays or failures in opening new restaurants due to any of the reasons set forth above could materially and adversely affect our growth strategy and our expected results. Moreover, as we open and operate more restaurants our rate of expansion relative to the size of our restaurant base will decline, which may in turn slow our sales and profitability growth.

Our progress in opening new restaurants from quarter to quarter may also occur at an uneven rate, which may result in quarterly sales and profit growth falling short of market expectations in some periods. Similarly, our growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of our new restaurants on the sales of our existing restaurants) may cause our operating results to fluctuate and be unpredictable or adversely affect our profits.

***Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants.***

Historically, many of our new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new area, higher fixed costs relating to increased labor and other start-up inefficiencies that are typical of new restaurants, and a larger proportion of our recent openings being in higher rent sites than we have historically targeted. It may also be difficult for us to attract a customer base if we are not able to staff our restaurants with employees who perform to our high standards. If we are unable to build the customer base that we expect for new restaurant locations or overcome the higher fixed costs associated with new restaurant locations, new restaurants may not have similar results as our existing restaurants and may not be profitable. We also have lowered the average development cost for new Chipotle restaurants in the U.S. significantly in recent years, from about $916,000 in 2008 to about $800,000 in 2012. In the event we are not able to achieve the average development costs we expect for 2013 or sustain the benefits achieved in prior years, which could result from inflation, project mismanagement or other reasons, our new restaurant locations could also result in decreased profitability. Additionally, our new restaurant development activity has broadened recently to incorporate trade areas or restaurant sites in which we have little or no prior experience, including smaller or more economically mixed communities, highway sites, outlet centers, and restaurants in airports, food courts, or on military sites. The risks relating to building a customer base and managing development and operating costs may be more significant in some or all of these types of trade areas or restaurant sites.



In addition, we have now opened restaurants in nearly all major metropolitan areas across the U.S. New restaurants opened in existing markets may adversely impact sales in previously-opened restaurants in the same market as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead. This impact could worsen as we open additional restaurants, and could make it more difficult for us to increase comparable restaurant sales and profitability. Existing restaurants could also make it more difficult to build the customer base for newly-opened restaurants in the same market.

***Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.***

Some of our new restaurants are located in or planned for markets where we have little or no operating experience. For instance, over the past three years we've opened five restaurants in London and one restaurant in Paris, our first restaurants outside of North America, and during 2013 we plan to open an additional restaurant in London, an additional restaurant in Paris, and our first restaurant in Germany. New markets, particularly outside the U.S., may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. Due to lower consumer familiarity with the Chipotle brand in new markets, restaurants opened in these markets, particularly outside the U.S., may have lower average restaurant sales than restaurants opened in existing markets. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. In addition, restaurants in new markets may have higher construction, occupancy or operating costs than restaurants in existing markets, and may also have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability. Some or all of these factors may be more pronounced in markets outside the U.S. due to cultural, regulatory or economic differences with which we are not familiar, which may have a particularly adverse impact on our sales or profitability in those markets and could thereby adversely impact our overall results. Our overall results may also be affected by currency risk on the transactions in other currencies and translation adjustments resulting from the conversion of our international financial results into the U.S. dollar.

***ShopHouse Southeast Asian Kitchen may not contribute to our growth.***

We believe that the fundamental principles on which Chipotle restaurants are based—finding the very best sustainably raised ingredients, prepared and cooked using classical methods in front of the customer, and served in an interactive format by special people dedicated to providing a great dining experience—can be adapted to cuisines other than the food we serve at Chipotle. In order to see how our model works when we use different ingredients and a different style of food, we opened ShopHouse Southeast Asian Kitchen during 2011. Notwithstanding our opening of ShopHouse and our plans in 2013 to open another ShopHouse restaurant in Washington D.C. and to introduce ShopHouse to the Los Angeles area, our immediate focus will remain on thoughtfully growing the Chipotle brand. As a result, we do not expect ShopHouse to contribute to our growth in a meaningful way for at least the next several years, and we may determine not to move forward with any further expansion of ShopHouse. This might limit our overall growth over the long term.

***Our failure to manage our growth effectively could harm our business and operating results.***

As described elsewhere in this report, our plans call for a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain general managers and crew. We also are continuing to attempt to improve our field management in an effort to develop additional top-performing general managers more quickly. We may not respond quickly enough to the changing demands that our expansion will impose on management, crew and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot currently anticipate. Changes as we grow may have a negative impact on the operation of our restaurants, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to foster and maintain our corporate culture could also harm our business and operating results.



***Risks Related to Operating in the Restaurant Industry***

***Changes in food and supply costs could adversely affect our results of operations.***

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Like all restaurant companies, we are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, global demand, food safety concerns, generalized infectious diseases, fluctuations of the U.S. dollar, product recalls and government regulations. The cost of many basic foods for humans and animals, including corn, wheat, rice and soy oil, has increased markedly in some years, resulting in upward pricing pressures on almost all of our raw ingredients including chicken, beef, tortillas and rice, increasing our food costs. Food prices for a number of our key ingredients escalated markedly at various points during 2012 and we expect that there will be additional pricing pressures on some of those ingredients, including beef, chicken, pork, cheese and sour cream during 2013. We could also be adversely impacted by price increases specific to meats raised in accordance with our sustainability and responsibility criteria or other food items we buy as part of our Food With Integrity focus, the markets for which are generally smaller and more concentrated than the markets for commodity food products. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu, such as chicken, beef, cheese, avocados, beans, rice, tomatoes and pork, would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items, such as guacamole or one or more of our salsas, rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic and comparable restaurant sales.

***Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and the right field leaders.***

Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our general managers and crew. Increased labor costs due to factors like additional taxes or requirements to incur additional employee benefits costs, including the requirements of the Patient Protection and Affordable Care Act (discussed further under

*"Regulatory and Legal Risks—Governmental regulation in one or more of the following areas may adversely affect our existing and future operations and results, including by harming our ability to open new restaurants or increasing our operating costs—Labor and Employment Regulations."*), as well as competition, increased minimum wage requirements, and any changes in our restaurant staffing structure would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, especially general managers and crew members. As we grow, we believe we will need to promote or hire additional top-performing field leaders to ensure we hire and motivate good managers and crew, and it may be difficult to identify and keep those field leaders. Our failure to find and keep enough employees who are a good fit with our culture could delay planned restaurant openings, result in higher employee turnover or erode our employee and restaurant cultures, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Changes in immigration or work authorization laws may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. This may subject us to fines or penalties, and we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. For example, following an audit by the Department of Homeland Security of the work authorization documents of our restaurant employees in Minnesota during 2010, we lost approximately 450 employees, resulting in a temporary increase in labor costs and disruption of our operations, including slower throughput, as we trained new employees, as well as some degree of negative publicity. We are currently undergoing a similar audit in Virginia and the District of Columbia, and in April 2011 we received notice from the office of the U.S. Attorney for the District of Columbia that it is conducting an investigation into these matters through its criminal division. See Note 9 "Commitments and Contingencies" in our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." Termination of a significant number of employees in those or other markets or across our company would disrupt our operations including slowing our throughput, and could also cause additional adverse publicity and temporary increases in our labor costs as we train new employees. Our financial performance may be materially harmed as a result of any of these factors.

Because we do not franchise, risks associated with hiring and maintaining a large workforce, including increases in wage rates or the cost of employee benefits, compliance with laws and regulations related to the hiring, payment and termination of employees, and employee-related litigation, may be more pronounced for us than for restaurant companies that shift some or all of these risks to franchisees.

***Instances of food-borne or localized illnesses could cause the temporary closure of some restaurants or result in negative publicity, thereby resulting in a decline in our sales, and could adversely affect the price and availability of the meat, produce or dairy we use to prepare our food.***

Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, subject us to liability to affected customers, and could result in negative publicity about us or the restaurant industry that adversely affects our sales. For instance, on a small number of occasions a Chipotle restaurant has been associated with customer illness, and on those occasions our sales have been adversely impacted, at times even in markets beyond those impacted by the illness. The risk of illnesses associated with our food might increase in connection with an expansion of our catering business or other situations in which our food is served in conditions we cannot control. If our customers become ill from food-borne or localized illnesses or attribute an illness to our food, we could be forced to temporarily close some restaurants. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our restaurants, would adversely impact our restaurant sales and profitability.

In addition, reports linking nationwide or regional outbreaks of food-borne illnesses have caused us to temporarily suspend serving some produce items in our foods or to otherwise alter our menu. Similarly, past outbreaks of E. coli relating to certain food items caused consumers to avoid certain products and restaurant chains, Asian and European countries have experienced outbreaks of avian flu, and incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as hepatitis A or norovirus) and injuries caused by food tampering have had in the past, and could have in the future, an adverse affect on the price and availability of affected ingredients. If we react to these problems by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to generate sufficient revenue to make our restaurants profitable. Customers may also shift away from us if we choose to pass along to consumers any higher ingredient costs resulting from supply problems associated with outbreaks of food-borne illnesses, which would also have a negative impact on our sales and profitability.

***Competition could adversely affect us.***

The fast-casual, quick-service and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants and national and regional chains. Many of our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer than we have and may have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. Among our main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. In addition, our strategy includes opening additional restaurants in existing markets, and as we do so sales may decline in our previously-opened restaurants as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead.



Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy we do not currently pursue. Our sales may be adversely affected by these products and price competition.

Moreover, we may also compete with companies outside the fast casual and quick service and casual dining segments of the restaurant industry. For example, competitive pressures can come from deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, a more diverse menu, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than we have.

Any of these competitive factors may adversely affect us and reduce our sales and profits.

***Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.***

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather, a supplier ceasing operations or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. We have almost no long-term contracts with suppliers, and we have relied largely on the same third party distribution network as McDonald's Corporation, from which we separated in 2006. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on a limited number of suppliers for some of our key ingredients, including beef, pork, chicken, beans, rice, sour cream, cheese, and tortillas. Due to the unique nature of the products we receive from our Food With Integrity suppliers and as described in more detail above, these suppliers could be more difficult to replace if we were no longer able to rely on them. If we have to seek new suppliers and service providers we may be subject to pricing or other terms less favorable than those we currently enjoy. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen and customers change their dining habits as a result, affected restaurants could experience significant reductions in sales during the shortage or thereafter. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

***Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.***

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. These changes could result in consumers avoiding our menu items in favor of other foods. Our success also depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Negative consumer sentiment has been reported to be impacting the economy to various degrees since the economic crisis of 2008 and 2009, and according to some forecasts will continue to do so during 2013. Our average restaurant sales may decline during economic downturns or periods of uncertainty, which can be caused by various factors such as high unemployment, increasing taxes or other changes in fiscal or monetary policy, high gasoline prices, declining home prices, tight credit markets or foreign political or economic unrest. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.



***If we were to experience widespread difficulty renewing existing leases on favorable terms, our revenue or occupancy costs could be adversely affected.***

We lease substantially all of the properties on which we operate restaurants, and some of our leases are due for renewal or extension options in the next several years. Some leases are subject to renewal at fair market value, which could involve substantial increases and a smaller number expire without any renewal option. While we currently expect to pursue the renewal of substantially all of our expiring restaurant leases, any difficulty renewing a significant number of such leases, or any substantial increase in rents associated with lease renewals, could adversely impact us. If we have to close any restaurants due to difficulties in renewing leases, we would lose revenue from the affected restaurants and may not be able to open suitable replacement restaurants. Substantial increases in rents associated with lease renewals would increase our occupancy costs, reducing our restaurant margins.

***Regulatory and Legal Risks***

***Governmental regulation in one or more of the following areas may adversely affect our existing and future operations and results, including by harming our ability to open new restaurants or increasing our operating costs.***

*Employment and Immigration Regulations*

We are subject to various federal and state laws governing our relationship with and other matters pertaining to our employees, including wage and hour laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules and anti-discrimination laws. Complying with these rules subjects us to substantial expense and can be cumbersome, and can also expose us to liabilities from claims for non-compliance. For example, a number of lawsuits have been filed against us alleging violations of federal and state laws regarding employee wages and payment of overtime, meal and rest breaks, employee record-keeping and related practices with respect to our employees. We could suffer losses from, and we incur legal costs to defend, these or similar cases, and the amount of such losses or costs could be significant. In addition, several states in which we operate and the federal government have from time to time enacted minimum wage increases, and these increases could increase our labor costs.

We also are audited from time to time for compliance with citizenship or work authorization requirements as well, and recent audit activity and federal criminal and civil investigations in this area are described in more detail above under "*Risks Related to Operating in the Restaurant Industry—Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and the right field leaders.*" Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized our business may be disrupted as we try to replace lost workers with additional qualified employees. On the other hand, in the event we wrongfully reject work authorization documents, or if our compliance procedures are found to have a disparate impact on a protected class such as a racial minority or based on the citizenship status of applicants, we could be found to be in violation of anti-discrimination laws. We could experience adverse publicity arising from enforcement activity related to work authorization compliance, anti-discrimination compliance, or both, that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Moreover, in addition to the criminal and civil investigations mentioned above under "Risks Related to Operating in the Restaurant Industry—*Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and the right field leaders*", the office of the U.S. Attorney for the District of Columbia and the U.S. Securities and Exchange Commission have informed us that they are conducting parallel investigations into possible criminal and civil securities law violations relating to our employee work authorization compliance and related disclosures and statements as well. All of the foregoing investigations will continue to be expensive and distracting, and could subject us to fines, reputational damage, and other liabilities that could be significant.

The comprehensive U.S. health care reform law enacted in 2010, the Patient Protection and Affordable Care Act, requires employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. We are evaluating the impact the new law will have on us, and although we cannot predict with certainty the financial and operational impacts the new law will have, we expect that the requirement that we provide more extensive health benefits to employees than we currently do could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. The most significant increase in costs will likely begin in 2014. Such increases will likely be large enough to materially impact our labor costs. Alternatively, if we choose not to provide the required health insurance or if some employees do not qualify for the required insurance, our employee culture may be harmed and we may face adverse publicity that negatively impacts our brand.

Additionally, while we do not currently have any unionized employees, union organizers have engaged in efforts to organize employees of other restaurant companies. If a significant portion of our employees were to become union organized, our labor costs could increase and our efforts to maintain a culture appealing only to top performing employees could be impaired. Potential changes in labor laws, including the possible passage of all or parts of the proposed Employee Free Choice Act, could increase the likelihood of some or all of our employees being subjected to greater organized labor influence, and could have an adverse effect on our business and financial results by imposing requirements that could potentially increase our costs, reduce our flexibility and impact our employee culture.

*Americans with Disabilities Act and Similar State Laws*

We are subject to the U.S. Americans with Disabilities Act, or ADA, and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We have incurred substantial legal fees in connection with ADA-related complaints in the past, and we may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural features, to provide service to or make reasonable accommodations for disabled persons under these laws. The expenses associated with these modifications, or any damages, legal fees and costs associated with litigating or resolving claims under the ADA or similar state laws, could be material.

*Nutrition and Food Regulation*

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. For example, the State of California, New York City and a number of other jurisdictions around the U.S. have adopted regulations requiring that chain restaurants include calorie information on their menu boards or make other nutritional information available. The U.S. health care reform law included nation-wide menu labeling and nutrition disclosure requirements as well, and our restaurants will be covered by these national requirements when they go into effect, which may be as early as 2013. Initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, may increase our expenses or slow customers as they move through the line, decreasing our throughput. These initiatives may also change customer buying habits in a way that adversely impacts our sales.

*Local Licensure, Zoning and Other Regulation*

Each of our restaurants is also subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.



*Environmental Laws*

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances, as well as local ordinances restricting the types of packaging we can use in our restaurants. We have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations. We believe any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner or operator to address any remaining contamination, sometimes without regard to whether we knew of, or were responsible for, the release or presence of hazardous or toxic substances. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations. We also cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws.

*Other Aspects of Regulatory Risk*

From time to time we are the target of litigation in connection with various laws and regulations that cover our business. The majority of this litigation occurs in California even though currently only about 17% of our restaurants are located there. As we continue to expand in California, or if we are not able to effectively manage the increased litigation risks and expenses we have experienced in California, our business may be adversely impacted to a greater extent than if we did not operate in, or minimized our operations in, California.

Because we do not franchise, the costs of compliance and other risks associated with government regulation of our business, as described above, may be more pronounced for us than for restaurant companies that shift some or all of these risks to franchisees.

***We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.***

We're subject to numerous claims alleging violations of federal and state laws regarding workplace and employment matters, including wages, work hours, overtime, vacation and family leave, discrimination, wrongful termination, and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Our customers also occasionally file complaints or lawsuits against us alleging that we're responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality, operations or our food related disclosure or advertising practices. See "*Governmental regulation in one or more of the following areas may adversely affect our existing and future operations and results, including by harming our ability to open new restaurants or increasing our operating costs*" above, for additional discussion of these types of claims. From time to time, we also face claims alleging that technology we use in our business infringes patents held by third parties. We believe the number of all of the foregoing types of claims has increased as our business has grown and we have become more visible to potential plaintiffs and their lawyers, particularly in California. We are also undergoing government investigations as described elsewhere in this report, including under "*Risks Related to Operating in the Restaurant Industry—Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants and the right field leaders.*" Regardless of whether any claims against us are valid, or whether we're ultimately held liable for such claims, they may be expensive to defend and may divert time and money away from our operations and hurt our performance. A significant judgment for any claims against us could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

***Risks Related to our Unique Business Strategy***

***We may not persuade customers of the benefits of paying our prices for higher-quality food.***

Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service restaurant segment. We may not successfully educate customers about the quality of our food, and customers may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results of operations or the brand identity that we have tried to create. Consumers may also be more price-sensitive during periods of economic difficulty or uncertainty, and we experienced some decrease in traffic during late 2008 and throughout 2009 that we attribute in part to menu price increases. Recent reports have indicated continued consumer uncertainty that may persist during 2013, so our ability to increase sales may be significantly hampered for the foreseeable future. If we do elect to increase menu prices, it may adversely impact our customer traffic.

***Our Food With Integrity philosophy subjects us to risks.***

The principle of Food With Integrity constitutes a significant part of our business strategy. We use a substantial amount of ingredients grown or raised with an emphasis on practices we believe to be more sustainable or responsible than some conventional practices, and try to make food as fresh as we can. We do, however, face challenges associated with pursuing Food With Integrity. There are higher costs and other risks associated with purchasing ingredients grown or raised with an emphasis on quality, sustainability and other responsible practices. Growth rate and weight gain can be lower for chickens, cattle and pigs that are not fed sub-therapeutic antibiotics and for cattle that are not given growth hormones. Crops grown organically or using other responsible practices can take longer to grow and crop yields can be lower. It can take longer to identify and secure relationships with suppliers that are able to meet our criteria for meat, dairy and produce ingredients. Given the costs associated with what we believe are more responsible farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. Although all of our restaurants generally serve meat from animals raised in accordance with criteria we've established in an effort to improve sustainability and promote animal welfare, we may experience shortages of meat, particularly chicken or steak, meeting these criteria due to suppliers suspending production, market conditions, or other forces beyond our control. A few of our markets have reverted to temporarily serving conventionally raised beef or chicken due to supply shortages, including for brief periods on a regional basis during 2012 and early 2013. Furthermore, as we grow, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Moreover, we have made a significant commitment to serving local or organic produce when seasonally available, and a small portion of our restaurants also serves produce purchased from farmers markets seasonally as well. These produce initiatives may make it more difficult to keep quality consistent and present additional risk of food-borne illnesses given the greater number of suppliers involved in such a system and the difficulty of imposing our quality assurance programs on all such suppliers. Quality variations and food-borne illness concerns could adversely impact public perceptions of Food With Integrity or our brand generally.

If as a result of any of these factors we are unable to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, our food costs could increase, adversely impacting our operating margins. These factors could also cause us difficulties in aligning our brand with Food With Integrity, which could make us less popular among our customers and cause sales to decline. Our commitment to Food With Integrity may also leave us open to actions against us or criticism from special interest groups whose ideas regarding food issues differ from ours or who believe we should pursue different or additional goals with our Food With Integrity approach. Any adverse publicity that results from such criticism could damage our brand and adversely impact customer traffic at our restaurants. We may also face adverse publicity or liability for false advertising claims if suppliers, without our knowledge, do not adhere to all of the elements of our Food With Integrity programs, such as responsible meat protocols, requirements for organic or sustainable growing methods, and similar criteria on which we base our purchasing decisions. If any such supplier failures are publicized, our reputation would be harmed and our sales may be adversely impacted.



Additionally, in response to increasing customer awareness and demand, some competitors have also begun to advertise their use of meats raised without the use of antibiotics or growth hormones, dairy products from cows not treated with rBGH, and other ingredients similar to those we seek as part of our Food With Integrity philosophy. If competitors become known for using these types of higher-quality or more sustainable ingredients, it could further limit our supply of these ingredients, and may make it more difficult for us to differentiate Chipotle and our restaurants, which could adversely impact our operating results.

***Our success may depend on the continued service and availability of key personnel.***

Our Chairman and co-Chief Executive Officer Steve Ells founded our company, has been the principal architect of our business strategy, and has led our growth from a single restaurant in 1993 to over 1,400 restaurants today. Monty Moran, our co-Chief Executive Officer, and Jack Hartung, our Chief Financial Officer, have also served with us for several years and much of our growth has occurred under their direction as well. We believe our executive officers have created an employee culture, food culture and business strategy at our company that has been critical to our success and that may be difficult to replicate under another management team. We also believe that it may be difficult to locate and retain executive officers who are able to grasp and implement our unique strategic vision. If our company culture were to deteriorate following a change in leadership or a new management team were to change or be unsuccessful in implementing our strategy, our growth prospects or future operating results may be adversely impacted.

***Our marketing and advertising strategies may not be successful, which could adversely impact our business.***

We have developed a marketing and advertising strategy that we believe is unique in the restaurant industry. We have not generally advertised on television and engage in very limited price or value-based promotions. Instead we invest in marketing and advertising strategies that we believe will increase customers' connection with our brand. If these marketing and advertising investments do not drive increased restaurant sales, the expense associated with these programs will adversely impact our financial results, and we may not generate the levels of comparable restaurant sales we expect. In addition, our marketing has increasingly incorporated elements intended to encourage customers to question sources or production methods commonly used to produce food. These elements of our marketing could alienate food suppliers and may potentially lead to an increased risk of disputes or litigation if suppliers or other constituencies believe our marketing is unfair or misleading. Increased costs in connection with any such issues, or any deterioration in our relationships with existing suppliers, could adversely impact us.

*General Business Risks*

***We may be harmed by security risks we face in connection with our electronic processing and transmission of confidential customer and employee information.***

We accept electronic payment cards for payment in our restaurants. During 2012 approximately 62% of our sales were attributable to credit and debit card transactions, and credit and debit card usage could continue to increase. A number of retailers, including us, have experienced actual or potential security breaches in which credit and debit card information may have been stolen. In August 2004, the merchant bank that processed our credit and debit card transactions informed us that we may have been the victim of a possible theft of card data. As a result, we recorded losses and related expenses totaling $4.3 million from 2004 through 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

We also are required to collect and maintain personal information about our employees. The collection and use of such information is regulated at the federal and state levels, and the regulatory environment related to information security and privacy is increasingly demanding. If the security and information systems of ours or of outsourced third party providers we use to store or process such information are compromised or if we or such third parties otherwise fail to comply with these laws and regulations, we could face litigation and the imposition of penalties, which could adversely affect our financial performance. Our reputation as a brand or as an employer could also be adversely affected, which could impair our sales or ability to attract and keep qualified employees.



***Our insurance coverage and self-insurance reserves may not cover future claims.***

We maintain various insurance policies for employee health, worker's compensation, general liability, property damage and auto liability. We are self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for worker's compensation, general liability, property damage and auto liability insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. If a greater amount of claims occurs compared to what we estimated, or if medical costs increase beyond what we expected, our accrued liabilities might not be sufficient and we may be required to record additional expense. Unanticipated changes may also produce materially different amounts of expense than reported under these programs, which could adversely impact our results of operations.

***We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.***

Our ability to successfully implement our business plan depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos, our Food With Integrity strategy and the unique ambience of our restaurants. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We are aware of restaurants in foreign jurisdictions using menu items, logos and other branding that we believe are based on our intellectual property, and our ability to halt these restaurants from using these elements may be limited in jurisdictions in which we are not operating. This could have an adverse impact on our ability to successfully expand into other jurisdictions in the future. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

***Our quarterly results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.***

Our quarterly results may fluctuate significantly because of various factors, including:

- changes in comparable restaurant sales and customer visits, including as a result of declining consumer confidence or the introduction of new menu items;
- the timing of new restaurant openings and related revenues and expenses;
- operating costs at newly opened restaurants, which are often materially greater during the first several months of operation;
- labor availability and wages of restaurant management and crew, as well as temporary fluctuations in labor costs as a result of large-scale changes in workforce;
- fluctuations in supply costs, particularly for our most significant food items;
- our ability to raise menu prices without adversely impacting customer traffic;
- the impact of inclement weather, natural disasters and other calamities, such as freezes that have impacted produce crops;
- variations in general economic conditions, including the impact of declining interest rates on our interest income;
- negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our restaurants;
- changes in consumer preferences and discretionary spending;
- increases in infrastructure costs;
- tax expenses, impairment charges and other non-operating costs; and
- potential distraction or unusual expenses associated with our expansion into international markets or initiatives to explore new concepts.

Seasonal factors also cause our results to fluctuate from quarter to quarter. Our restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our restaurant sales will also vary as a result of the number of trading days—that is, the number of days in a quarter when a restaurant is open.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comparable restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors, which could cause our stock price to fall. We believe the market price of our common stock, which has generally traded at a higher price-earnings ratio than stocks of most or all of our peer companies, reflects high market expectations for our future operating results. As a result, if we fail to meet market expectations for our operating results in the future, any resulting decline in the price of our common stock could be significant.

***Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us.***

McDonald's Corporation was our majority owner from 2000 until October 2006. We understand that the exchange offer McDonald's completed in October 2006 to dispose of its interest in us was generally tax-free to McDonald's and its shareholders. In order to protect the tax-free status of the exchange offer, in the separation agreement we entered into with McDonald's in connection with the separation we agreed among other things to indemnify McDonald's for taxes and related losses it incurs as a result of the exchange failing to qualify as a tax-free transaction in certain situations, if the taxes and related losses are attributable to (i) certain direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) any amendment to our certificate of incorporation that affects the relative voting rights of any separate classes of our common stock. In December 2009, following completion of an extensive due diligence process, we completed a share conversion eliminating the existence of our class B common stock, and with it the superior voting rights of the class B common stock. In the event the share conversion is deemed to result in the McDonald's exchange offer failing to qualify as a tax-free transaction, we may have an indemnification obligation under the provision described above. We currently estimate that the indemnification obligation to McDonald's could exceed $450 million, and this estimate does not take into account related losses and depends upon several factors that are beyond our control. As a consequence, the indemnity to McDonald's could vary substantially from the estimate and may be much greater.


Annual Report

***Our anti-takeover provisions may delay or prevent a change in control of us, which could adversely affect the price of our common stock.***

Certain provisions in our corporate documents and Delaware law may delay or prevent a change in control of us, which could adversely affect the price of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws contain some provisions that may make the acquisition of control of us without the approval of our board of directors more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by our shareholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Any of these provisions, as well as the provisions of our separation agreement with McDonald's described above under "*Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us,*" may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

As of December 31, 2012, we operated 1,410 restaurants. The table below sets forth the locations (by state or country) of all of our restaurants in operation.


Annual Report

| Location | Restaurants |
|---|---|
| Alabama | 5 |
| Arizona | 57 |
| Arkansas | 2 |
| California | 234 |
| Colorado | 71 |
| Connecticut | 10 |
| Delaware | 3 |
| District of Columbia | 13 |
| Florida | 73 |
| Georgia | 18 |
| Idaho | 1 |
| Illinois | 97 |
| Indiana | 19 |
| Iowa | 4 |
| Kansas | 19 |
| Kentucky | 8 |
| Louisiana | 2 |
| Maine | 2 |
| Maryland | 55 |
| Massachusetts | 38 |
| Michigan | 15 |
| Minnesota | 54 |
| Missouri | 28 |
| Nebraska | 7 |
| Nevada | 13 |
| New Hampshire | 5 |
| New Jersey | 28 |
| New Mexico | 3 |
| New York | 72 |
| North Carolina | 20 |
| Ohio | 143 |
| Oklahoma | 7 |
| Oregon | 15 |
| Pennsylvania | 33 |
| Rhode Island | 4 |
| South Carolina | 7 |
| Tennessee | 7 |
| Texas | 111 |
| Utah | 4 |
| Virginia | 61 |
| Vermont | 1 |
| Washington | 16 |
| Wisconsin | 13 |
| Wyoming | 1 |
| Canada | 5 |
| France | 1 |
| United Kingdom | 5 |
| Total | 1,410 |

We categorize our restaurants as either end-caps (at the end of a line of retail outlets), in-lines (in a line of retail outlets), free-standing or other. Of our restaurants in operation as of December 31, 2012, we had 258 free-standing units, 861 end-cap locations, 233 in-line locations and 58 other. The average restaurant size is about 2,535 square feet and seats about 56 people. Most of our restaurants also feature outdoor patio space.

Our main office is located at 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202 and our telephone number is (303) 595-4000. We lease our main office and substantially all of the properties on which we operate restaurants. For additional information regarding the lease terms and provisions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Contractual Obligations*," as well as Note 7 "Leases" in our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

We own sixteen properties and operate restaurants on all of them.

## ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings, see Note 9 "Commitments and Contingencies" in our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table describes the per share range of high and low sales prices for shares of our common stock for the quarterly periods indicated, as reported by the New York Stock Exchange ("NYSE"). Our common stock trades on the NYSE under the symbol "CMG."

| | High | Low |
|---|---|---|
| **2011** | | |
| First Quarter | $ 275.00 | $ 213.06 |
| Second Quarter | $ 308.93 | $ 249.58 |
| Third Quarter | $ 346.78 | $ 271.53 |
| Fourth Quarter | $ 347.94 | $ 285.39 |

| | High | Low |
|---|---|---|
| **2012** | | |
| First Quarter | $ 426.57 | $ 336.29 |
| Second Quarter | $ 442.40 | $ 370.19 |
| Third Quarter | $ 404.59 | $ 277.26 |
| Fourth Quarter | $ 322.92 | $ 233.82 |

As of January 24, 2013, there were approximately 1,321 holders of our common stock, as determined by counting our record holders and the number of participants reflected in a security position listing provided to us by the Depository Trust Company. Because such "DTC participants" are brokers and other institutions holding shares of our common stock on behalf of their customers, the actual number of unique shareholders represented by these record holders is not known.

### *Purchases of Equity Securities by the Issuer*

The table below reflects shares of common stock we repurchased during the fourth quarter of 2012.

| | Total Number of Shares Purchased(1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)(3) |
|---|---|---|---|---|
| October *Purchased 10/1 through 10/31* | 169,500 | $ 266.23 | 169,500 | $ 89,571,872 |
| November *Purchased 11/1 through 11/30* | 216,940(2) | $ 266.43(2) | 216,940(2) | $ 124,272,673 |
| December *Purchased 12/1 through 12/31* | 86,529 | $ 278.44 | 86,529 | $ 100,179,379 |
| Total | 472,969 | $ 268.56 | 472,969 | $ 100,179,379 |

(1) Shares were repurchased pursuant to repurchase programs announced on February 1, 2012, October 18, 2012, and November 20, 2012. Repurchases under each program were and are limited to $100 million in total repurchase price, and there is no expiration date. The $100 million repurchase program announced in February 2012 was completed in October 2012. The $100 million repurchase program announced in November 2012 includes $25 million conducted through a privately negotiated accelerated share repurchase transaction ("ASR"), with the remaining $75 million being added to an existing open–market repurchase agreement. Except for the ASR, authorization of any ongoing repurchase program may be modified, suspended, or discontinued at any time.

(2) Includes 65,187 shares that were initially delivered as part of the ASR at an initial price per share of $268.46. The ASR will be completed during the first quarter of 2013, and the final purchase price for the shares repurchased in the ASR will be determined at the end of the repurchase period.

(3) This column does not include an additional $100 million in authorized repurchases announced on February 5, 2013.

*Dividend Policy*

We are not required to pay any dividends and have not declared or paid any cash dividends on our common stock. We intend to continue to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

## COMPARISON OF CUMULATIVE TOTAL RETURN

The following graph compares the cumulative annual stockholders return on our common stock from December 31, 2007 through December 31, 2012 to that of the total return index for the S&P 500 and the S&P 500 Restaurants Index assuming an investment of $100 on December 31, 2007. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Chipotle Mexican Grill, Inc, the S&P 500 Index, and the S&P Restaurants Index


$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Chipotle Mexican Grill, Inc
S&P 500
S&P Restaurants

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

## ITEM 6. SELECTED FINANCIAL DATA

Our selected consolidated financial data shown below should be read together with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included in Item 8. "Financial Statements and Supplementary Data." The data shown below are not necessarily indicative of results to be expected for any future period (in thousands, except per share data).

| | For the years ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Statement of Income:** | | | | | |
| Revenue | $ 2,731,224 | $ 2,269,548 | $ 1,835,922 | $ 1,518,417 | $ 1,331,968 |
| Food, beverage and packaging costs | 891,003 | 738,720 | 561,107 | 466,027 | 431,947 |
| Labor costs | 641,836 | 543,119 | 453,573 | 385,072 | 351,005 |
| Occupancy costs | 171,435 | 147,274 | 128,933 | 114,218 | 98,071 |
| Other operating costs | 286,610 | 251,208 | 202,904 | 174,581 | 164,018 |
| General and administrative expenses | 183,409 | 149,426 | 118,590 | 99,149 | 89,155 |
| Depreciation and amortization | 84,130 | 74,938 | 68,921 | 61,308 | 52,770 |
| Pre-opening costs | 11,909 | 8,495 | 7,767 | 8,401 | 11,624 |
| Loss on disposal of assets | 5,027 | 5,806 | 6,296 | 5,956 | 9,339 |
| Total operating expenses | 2,275,359 | 1,918,986 | 1,548,091 | 1,314,712 | 1,207,929 |
| Income from operations | 455,865 | 350,562 | 287,831 | 203,705 | 124,039 |
| Interest and other income (expense), net | 1,820 | (857) | 1,230 | 520 | 3,167 |
| Income before income taxes | 457,685 | 349,705 | 289,061 | 204,225 | 127,206 |
| Provision for income taxes | (179,685) | (134,760) | (110,080) | (77,380) | (49,004) |
| Net income | $ 278,000 | $ 214,945 | $ 178,981 | $ 126,845 | $ 78,202 |
| Earnings per share | | | | | |
| Basic | $ 8.82 | $ 6.89 | $ 5.73 | $ 3.99 | $ 2.39 |
| Diluted | $ 8.75 | $ 6.76 | $ 5.64 | $ 3.95 | $ 2.36 |
| Weighted average common shares outstanding | | | | | |
| Basic | 31,513 | 31,217 | 31,234 | 31,766 | 32,766 |
| Diluted | 31,783 | 31,775 | 31,735 | 32,102 | 33,146 |

| | As of December 31 | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Balance Sheet Data:** | | | | | |
| Total current assets | $ 546,607 | $ 501,192 | $ 406,221 | $ 297,454 | $ 211,072 |
| Total assets | $ 1,668,667 | $ 1,425,308 | $ 1,121,605 | $ 961,505 | $ 824,985 |
| Total current liabilities | $ 186,852 | $ 157,453 | $ 123,054 | $ 102,153 | $ 76,788 |
| Total liabilities | $ 422,741 | $ 381,082 | $ 310,732 | $ 258,044 | $ 202,395 |
| Total shareholders' equity | $ 1,245,926 | $ 1,044,226 | $ 810,873 | $ 703,461 | $ 622,590 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*You should read the following discussion together with Item 6. "Selected Financial Data" and our consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data." The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described in Item 1A. "Risk Factors" and elsewhere in this report.*

### Overview

Chipotle operates fresh Mexican food restaurants serving burritos, tacos, burrito bowls (a burrito without the tortilla) and salads. We began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Through our vision of Food With Integrity, Chipotle is seeking better food from using ingredients that are not only fresh, but that where possible are sustainably and responsibly grown and raised with respect to the animals, the land, and the farmers who produce the food. A similarly focused people culture, with an emphasis on identifying and empowering top performing employees, enables us to develop future leaders from within.



### 2012 Highlights and Trends

*Restaurant Development.* As of December 31, 2012, we had 1,410 restaurants, of which 1,399 were located throughout the United States, five were located in Canada, five were located in London, England, and one was located in Paris, France. Our restaurants include one ShopHouse Southeast Asian Kitchen, a restaurant serving Asian-inspired cuisine. New restaurants have contributed substantially to our restaurant sales growth and we opened 183 restaurants in 2012, and expect to open between 165 and 180 restaurants in 2013, including any new ShopHouse restaurants.

*Sales Growth.* Average restaurant sales were $2.113 million as of December 31, 2012, increasing from $2.013 million as of December 31, 2011. We define average restaurant sales as the average trailing 12-month sales for restaurants in operation for at least 12 full calendar months. Our comparable restaurant sales increases were 7.1% in 2012. Comparable restaurant sales represent the change in period-over-period sales for restaurants beginning in their 13th full calendar month of operation. Comparable restaurant sales increases in 2012 were driven primarily by an increase in customer visits as well as the impact of menu price increases. We implemented menu price increases in our Pacific region during the first quarter of both 2012 and 2011, and in our remaining regions during the summer of 2011, and as a result, menu price increases benefitted comparable restaurant sales by 2.8% in 2012. Taking into account the loss of the benefit of menu price increases and our recent transaction trends, as well as ongoing consumer and economic uncertainty, we expect 2013 comparable restaurant sales to be flat or low single digit increases assuming we do not increase menu prices.

*Food With Integrity.* In all of our restaurants, we endeavor to serve only meats that were raised without the use of subtherapeutic antibiotics or added hormones, and in accordance with criteria we've established in an effort to improve sustainability and promote animal welfare. In addition, a portion of some of the produce items we serve is organically grown, or sourced locally when in season (by which we mean within 350 miles of our restaurant), and a portion of the beans we serve is organically grown and a portion is grown using conservation tillage methods that improve soil conditions, reduce erosion and help preserve the environment in which they are grown. The sour cream and cheese we buy is made with milk that comes from cows that are not given rBGH. Milk used to make much of our cheese and some of our sour cream is sourced from dairies that provide an even higher standard of animal welfare by providing outdoor access for their cows. We will continue to search for quality ingredients that not only taste delicious, but also benefit local farmers or the environment, or otherwise benefit or improve the sustainability of our supply chain.

One of our primary goals is for all of our restaurants to continue serving meats that are raised to meet our standards, but we have and will continue to face challenges in doing so. Some of our restaurants served conventionally raised beef for short periods during 2012 and the beginning of 2013, and more of our restaurants may periodically serve conventionally raised meats in the future due to supply constraints. When we become aware that one or more of our restaurants will serve conventionally raised meat, we clearly and specifically disclose this temporary change on signage in each affected restaurant, so that customers can avoid those meats if they choose to do so.

Our food costs increased in 2012 as a result of inflationary pressures on many of our ingredients, particularly beef, chicken, and rice, and initiatives to improve the taste and quality of our food. The increase was partially offset by the impact of menu price increases and relief in avocado prices. We expect that food cost inflation will continue in 2013 and that our food costs as a percentage of revenue will increase. If food inflation continues to pressure food costs, we may, after taking into account the general economic environment, consumer confidence, and our sales trends, raise menu prices later in 2013.



*Stock Repurchases.* In accordance with stock repurchases authorized by our Board of Directors we purchased stock with an aggregate total repurchase price of $206.4 million during 2012. As of December 31, 2012, $100.2 million was available to be repurchased under the current repurchase authorizations, which were announced on October 18, 2012 and November 20, 2012. On February 5, 2013 we announced that our Board of Directors authorized the expenditure of up to an additional $100 million to repurchase shares of our common stock. We have entered into an agreement with a broker under SEC rule 10b5-1(c), authorizing the broker to make open market purchases of common stock from time to time, subject to market conditions. The existing repurchase agreement and the Board's authorization of the repurchases may be modified, suspended, or discontinued at any time.

On November 20, 2012, we also entered into a privately negotiated accelerated share repurchase transaction ("ASR") to repurchase $25 million of our common stock. The $25 million is part of the $100 million repurchase program announced on November 20, 2012. We advanced the $25 million upon commencement of the transaction and received 65,187 shares, which represented 70% of the total number of shares to be repurchased calculated using the closing price on the commencement date. The final number of shares to be repurchased under the ASR will be determined based generally on the volume-weighted average share price of our common stock over a specified period. The ASR will be completed during the first quarter of 2013.

## Restaurant Openings, Relocations and Closures

The following table details restaurant unit data for the years indicated.

| | For the years ended December 31 | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Beginning of year | 1,230 | 1,084 | 956 |
| Openings | 183 | 150 | 129 |
| Relocations | (3) | (4) | (1) |
| **Total restaurants at end of year** | 1,410 | 1,230 | 1,084 |

## Results of Operations

Our results of operations as a percentage of revenue and period-over-period variances are discussed in the following section. As our business grows, as we open more restaurants and hire more employees, our restaurant operating costs and depreciation and amortization increase.

### *Revenue*

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Revenue | $ 2,731.2 | $ 2,269.5 | $ 1,835.9 | 20.3% | 23.6% |
| Average restaurant sales | $ 2.113 | $ 2.013 | $ 1.840 | 5.0% | 9.4% |
| Comparable restaurant sales increases | 7.1% | 11.2% | 9.4% | | |
| Number of restaurants as of the end of the period | 1,410 | 1,230 | 1,084 | 14.6% | 13.5% |
| Number of restaurants opened in the period, net of relocations | 180 | 146 | 128 | | |


Annual Report

The significant factors contributing to our increases in sales were new restaurant openings and comparable restaurant sales increases. Restaurant sales from restaurants not yet in the comparable base contributed to $304.7 million of the increase in sales in 2012, of which $134.8 million was attributable to restaurants opened during the year. In 2011, restaurant sales from restaurants not yet in the comparable restaurant base contributed to $237.9 million of the increase in sales, of which $92.8 million was attributable to restaurants opened in 2011.

Comparable restaurant sales increases contributed $156.4 million and $195.6 million of the increase in restaurant sales in 2012 and 2011, respectively. Comparable restaurant sales growth in 2012 and 2011 was due primarily to increases in customer visits, as well as the impact of menu price increases.

### *Food, Beverage and Packaging Costs*

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Food, beverage and packaging | $ 891.0 | $ 738.7 | $ 561.1 | 20.6% | 31.7% |
| As a percentage of revenue | 32.6% | 32.5% | 30.6% | | |

Food, beverage and packaging costs increased as a percentage of revenue in 2012 due to inflation on many food items, primarily beef, chicken, and rice, and initiatives to improve the taste and quality of our food. The increase was partially offset by the impact of menu price increases, and relief in avocado prices. We expect that food cost inflation will continue in 2013 and that our food costs as a percentage of revenue will increase.

Food, beverage and packaging costs increased as a percentage of revenue in 2011 due to inflation on most food items, including avocados, beef, chicken, and dairy, partially offset by the impact of menu price increases.

### *Labor Costs*

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Labor costs | $ 641.8 | $ 543.1 | $ 453.6 | 18.2% | 19.7% |
| As a percentage of revenue | 23.5% | 23.9% | 24.7% | | |

Labor costs as a percentage of revenue decreased in 2012 due primarily to the benefit of higher average restaurant sales, including the impact of menu price increases, partially offset by increased average wage rates.

Annual Report

Labor costs as a percentage of revenue decreased in 2011 due primarily to the benefit of higher average restaurant sales, including the impact of menu price increases, partially offset by increased average wage rates, as well as labor inefficiencies.

***Occupancy Costs***

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Occupancy costs | $ 171.4 | $ 147.3 | $ 128.9 | 16.4% | 14.2% |
| As a percentage of revenue | 6.3% | 6.5% | 7.0% | | |

Occupancy costs decreased as a percentage of revenue in 2012 and in 2011 primarily due to the benefit of higher average restaurant sales on a partially fixed-cost base.

***Other Operating Costs***

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Other operating costs | $ 286.6 | $ 251.2 | $ 202.9 | 14.1% | 23.8% |
| As a percentage of revenue | 10.5% | 11.1% | 11.1% | | |

Other operating costs include, among other items, marketing and promotional costs, bank and credit card fees, and restaurant utilities and maintenance costs. Other operating costs decreased as a percentage of revenue in 2012 due primarily to the benefit of higher average restaurant sales on a partially fixed-cost base and lower marketing and promotional spend as a percentage of revenue. We expect marketing and promotional spend as a percentage of revenue to increase in 2013.

Other operating costs remained consistent as a percentage of revenue in 2011. The benefit of higher average restaurant sales on a partially fixed-cost base and lower marketing and promotional spend as a percentage of revenue was offset by increased credit card fees resulting from a higher percentage of customers using credit cards, as well as increased maintenance of restaurants as they age and general inflationary pressures.

***General and Administrative Expenses***

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| General and administrative expense | $ 183.4 | $ 149.4 | $ 118.6 | 22.7% | 26.0% |
| As a percentage of revenue | 6.7% | 6.6% | 6.5% | | |

The increase in general and administrative expenses in dollar terms in 2012 primarily resulted from an increase in non-cash stock-based compensation expense due to awards granted in 2012 with a higher stock price on the date of grant and additional expense related to non-vested stock awards subject to performance conditions, and costs from our biennial All Managers' Conference which we held during the year.

The increase in general and administrative expenses in dollar terms in 2011 primarily resulted from an increase in non-cash stock-based compensation expense due to awards granted in 2011 with a significantly higher stock price on the date of grant as well as hiring more employees as we grew. These increases were partially offset by costs from the biennial All Managers' Conference held during the third quarter of 2010.

### *Depreciation and Amortization*

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Depreciation and amortization | $ 84.1 | $ 74.9 | $ 68.9 | 12.3% | 8.7% |
| As a percentage of revenue | 3.1% | 3.3% | 3.8% | | |

As a percentage of total revenue, depreciation and amortization decreased in 2012 and 2011 as a result of the benefit of higher average restaurant sales on a partially fixed-cost base.

### *Income Tax Provision*

| | For the years ended December 31 | | | % increase 2012 over 2011 | % increase 2011 over 2010 |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | | |
| | (dollars in millions) | | | | |
| Provision for income taxes | $ 179.7 | $ 134.8 | $ 110.1 | 33.3% | 22.4% |
| Effective tax rate | 39.3% | 38.5% | 38.1% | | |

The 2012 effective tax rate increased from 2011 primarily due to expiration of certain federal credits, a smaller benefit from food donations, and higher foreign losses which we are not yet able to recognize. The increase was partially offset by prior period adjustments. The 2012 effective tax rate would have been lower by approximately 0.5% if certain federal credits that will be realized in the 2012 tax return had been recognized. Because these credits were authorized by Congress in January 2013, the benefit of the credits will be recognized in the first quarter of 2013. We estimate our 2013 annual effective tax rate will be 38.5%, including 0.5% estimated benefit related to the 2012 reinstated federal tax benefits.

The 2011 effective tax rate increased primarily due to an increase in the state rate, smaller benefit from food donations and one-time adjustments partially offset by the one-time employment tax credits.

## Quarterly Financial Data/Seasonality

The following table presents consolidated statement of income and comprehensive income data for each of the eight quarters in the period ended December 31, 2012. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

| | 2012 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 640.6 | $ 690.9 | $ 700.5 | $ 699.2 |
| Operating income | $ 102.2 | $ 133.8 | $ 117.7 | $ 102.2 |
| Net income | $ 62.7 | $ 81.7 | $ 72.3 | $ 61.4 |
| Number of restaurants opened in quarter | 32 | 55 | 36 | 60 |
| Comparable restaurant sales increase | 12.7% | 8.0% | 4.8% | 3.8% |

| | 2011 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 509.4 | $ 571.6 | $ 591.9 | $ 596.7 |
| Operating income | $ 74.8 | $ 83.9 | $ 98.0 | $ 93.9 |
| Net income | $ 46.4 | $ 50.7 | $ 60.4 | $ 57.5 |
| Number of restaurants opened in quarter | 12 | 39 | 32 | 67 |
| Comparable restaurant sales increase | 12.4% | 10.0% | 11.3% | 11.1% |

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and net income are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days in a quarter can also affect our results. Overall, on an annual basis, changes in trading dates do not have a significant impact on our results.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants typically have lower margins following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. In addition, unanticipated events also impact our results. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.



### Liquidity and Capital Resources

Our primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. We have a cash and short-term investment balance of $472.9 million that we expect to utilize, along with cash flow from operations, to provide capital to support the growth of our business (primarily through opening restaurants), to repurchase additional shares of our common stock subject to market conditions (including up to $100.2 million in repurchases under programs authorized as of December 31, 2012), to maintain our existing restaurants and for general corporate purposes. We also have a long term investments balance of $190.9 million, which consists of U.S. treasury notes and certificate of deposit products with maturities of 13 months to approximately 2 years. We believe that cash from operations, together with our cash balance, will be enough to meet ongoing capital expenditures, working capital requirements and other cash needs for the foreseeable future.

We haven't required significant working capital because customers generally pay using cash or credit and debit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support our growth.

While operations continue to provide cash, our primary use of cash is in new restaurant development. Our total capital expenditures for 2012 were $197.0 million, and we expect to incur capital expenditures of about $210 million in 2013, of which $160 million relates to our construction of new restaurants before any reductions for landlord reimbursements, and the remainder primarily relates to restaurant reinvestments. In 2012, for Chipotle restaurants in the U.S., we spent on average about $800,000 in development and construction costs per restaurant, net of landlord reimbursements, and about $820,000, net of landlord reimbursements, for all restaurants including international locations. For new restaurants to be opened in 2013, we anticipate average development costs will be similar to 2012.

### Contractual Obligations

Our contractual obligations as of December 31, 2012 were as follows:

| | 2012 | | | | |
|---|---|---|---|---|---|
| | Total | 1 year | 2-3 years | 4-5 years | After 5 years |
| | | | (in thousands) | | |
| Operating leases | $ 2,466,303 | $ 158,981 | $ 323,013 | $ 325,962 | $ 1,658,347 |
| Deemed landlord financing | $ 5,505 | $ 394 | $ 795 | $ 844 | $ 3,472 |
| Other contractual obligations[1] | $ 126,218 | $ 125,106 | $ 1,082 | $ 30 | $ — |
| Total contractual cash obligations | $ 2,598,026 | $ 284,481 | $ 324,890 | $ 326,836 | $ 1,661,819 |

(1) We enter into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under construction contractor and subcontractor agreements, orders related to produce and other ingredients, orders submitted for equipment for restaurants under construction, and marketing initiatives and corporate sponsorships.

We're obligated under non-cancelable leases for our restaurants and administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

### Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we had no off-balance sheet arrangements or obligations.

### Inflation

The primary areas of our operations affected by inflation are food, healthcare costs, labor, fuel, utility costs, materials used in the construction of our restaurants, and insurance. Although almost all of our crew members make more than the minimum wage, increases in the applicable federal or state minimum wage may have an impact on our labor costs. Additionally, many of our leases require us to pay taxes, maintenance, utilities and insurance, all of which are generally subject to inflationary increases.



### Critical Accounting Estimates

We describe our significant accounting policies in Note 1 of our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or factors. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

#### *Leases*

We lease most of our restaurant locations. Our leases contain escalating rentals over the lease term as well as optional renewal periods. We account for our leases by recognizing rent expense on a straight-line basis over the lease term including reasonably assured renewal periods. We have estimated that our lease term, including reasonably assured renewal periods, is the lesser of the lease term or 20 years. If the estimate of our reasonably assured lease terms were changed, our depreciation and rent expense could differ materially.

#### *Stock-based Compensation*

We recognize compensation expense for equity awards over the vesting period based on the award's fair value. We use the Black-Scholes valuation model to determine the fair value of our stock-only stock appreciation rights, or SOSARs, which requires assumptions to be made regarding our stock price volatility, the expected life of the award and expected dividend rates. The volatility assumption was based on our historical data and implied volatility, and the expected life assumptions were based on our historical data. Similarly, the compensation expense of performance share awards and SOSARs with performance-based vesting conditions is based in part on the estimated probability of our achieving levels of performance associated with particular levels of payout for performance shares and with vesting for performance SOSARs. We determine the probability of achievement of future levels of performance by comparing the relevant performance level with our internal estimates of future performance. Those estimates are based on a number of assumptions, and different assumptions may have resulted in different conclusions regarding the probability of our achieving future levels of performance relevant to the payout levels for the awards. Had we arrived at different assumptions of stock price volatility or expected lives of our SOSARs, or different assumptions regarding the probability of our achieving future levels of performance with respect to performance share awards and performance SOSARs, our stock-based compensation expense and results of operations could have been different.

*Insurance Liability*

We maintain various insurance policies for workers' compensation, general liability and auto damage with varying deductibles as high as $1 million, and for property which generally has a $1.5 million deductible. We are self insured for employee health but have third party insurance coverage to limit exposure to these claims. We record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. In addition, our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and additional expenses may be recorded. Actual claims experience could also be more favorable than estimated, which would result in expense reductions. Unanticipated changes may produce materially different amounts of expense than that reported under these programs. The total estimated insurance liabilities as of December 31, 2012 were $27.8 million.



*Reserves/Contingencies for Litigation and Other Matters*

We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2012 and 2011. Although we have recorded liabilities related to a number of legal actions, our estimates used to determine the amount of these liabilities may not be accurate, and there are other legal actions for which we have not recorded a liability. As a result, in the event legal actions for which we have not accrued a liability or for which our accrued liabilities are not accurate are resolved, such resolution may affect our operating results and cash flows.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

### Changing Interest Rates

We are exposed to interest rate risk through fluctuations of interest rates on our investments. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. As of December 31, 2012, we had $470.8 million in investments and interest-bearing cash accounts, including an insurance related restricted trust account classified in other assets, and $199.4 million in accounts with an earnings credit we classify as interest income, which combined earned a weighted average interest rate of 0.33%.

### Commodity Price Risks

We are also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or ingredients that are affected by the price of other commodities, exchange rates, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. However, a portion of the dollar value of goods purchased by us is effectively at spot prices. Generally our pricing protocols with suppliers can remain in effect for periods ranging from one to 18 months, depending on the outlook for prices of the particular ingredient. In several cases, we have minimum purchase obligations. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, exchange rates, foreign demand, weather, crises and other world events that may affect our ingredient prices. Increases in ingredient prices could adversely affect our results if we choose for competitive or other reasons not to increase menu prices at the same rate at which ingredient costs increase, or if menu price increases result in customer resistance.

### Foreign Currency Exchange Risk

A portion of our operations consist of activities outside of the U.S. and we have currency risk on the transactions in other currencies and translation adjustments resulting from the conversion of our international financial results into the U.S. dollar. However, a substantial majority of our operations and investment activities are transacted in the U.S. and therefore our foreign currency risk is limited at this date.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm .......... 39

Consolidated Balance Sheet as of December 31, 2012 and 2011 .......... 40

Consolidated Statement of Income and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010 .......... 41

Consolidated Statement of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010 .. 42

Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010 .......... 43

Notes to Consolidated Financial Statements .......... 44

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of**
**Chipotle Mexican Grill, Inc.**

We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chipotle Mexican Grill, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 8, 2013

**CHIPOTLE MEXICAN GRILL, INC.**

**CONSOLIDATED BALANCE SHEET**
**(in thousands, except per share data)**

| | December 31 | |
|---|---|---|
| | **2012** | **2011** |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 322,553 | $ 401,243 |
| Accounts receivable, net of allowance for doubtful accounts of $1,187 and $208 as of December 31, 2012 and 2011, respectively | 16,800 | 8,389 |
| Inventory | 11,096 | 8,913 |
| Current deferred tax asset | 8,862 | 6,238 |
| Prepaid expenses and other current assets | 27,378 | 21,404 |
| Income tax receivable | 9,612 | — |
| Investments | 150,306 | 55,005 |
| Total current assets | 546,607 | 501,192 |
| Leasehold improvements, property and equipment, net | 866,703 | 751,951 |
| Long term investments | 190,868 | 128,241 |
| Other assets | 42,550 | 21,985 |
| Goodwill | 21,939 | 21,939 |
| Total assets | $ 1,668,667 | $ 1,425,308 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 58,700 | $ 46,382 |
| Accrued payroll and benefits | 71,731 | 60,241 |
| Accrued liabilities | 56,278 | 46,456 |
| Current portion of deemed landlord financing | 143 | 133 |
| Income tax payable | — | 4,241 |
| Total current liabilities | 186,852 | 157,453 |
| Deferred rent | 167,057 | 143,284 |
| Deemed landlord financing | 3,386 | 3,529 |
| Deferred income tax liability | 48,947 | 64,381 |
| Other liabilities | 16,499 | 12,435 |
| Total liabilities | 422,741 | 381,082 |
| Shareholders' equity: | | |
| Preferred stock, $0.01 par value, 600,000 shares authorized, no shares issued as of December 31, 2012 and 2011 | — | — |
| Common stock $0.01 par value, 230,000 shares authorized, and 34,912 and 34,357 shares issued as of December 31, 2012 and 2011, respectively | 349 | 344 |
| Additional paid-in capital | 816,612 | 676,652 |
| Treasury stock, at cost, 3,819 and 3,105 common shares at December 31, 2012 and 2011, respectively | (521,518) | (304,426) |
| Accumulated other comprehensive income | 1,024 | 197 |
| Retained earnings | 949,459 | 671,459 |
| Total shareholders' equity | 1,245,926 | 1,044,226 |
| Total liabilities and shareholders' equity | $ 1,668,667 | $ 1,425,308 |

See accompanying notes to consolidated financial statements.

## CHIPOTLE MEXICAN GRILL, INC.

## CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
(in thousands, except per share data)

| | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue | $ 2,731,224 | $ 2,269,548 | $ 1,835,922 |
| Restaurant operating costs (exclusive of depreciation and amortization shown separately below): | | | |
| Food, beverage and packaging | 891,003 | 738,720 | 561,107 |
| Labor | 641,836 | 543,119 | 453,573 |
| Occupancy | 171,435 | 147,274 | 128,933 |
| Other operating costs | 286,610 | 251,208 | 202,904 |
| General and administrative expenses | 183,409 | 149,426 | 118,590 |
| Depreciation and amortization | 84,130 | 74,938 | 68,921 |
| Pre-opening costs | 11,909 | 8,495 | 7,767 |
| Loss on disposal of assets | 5,027 | 5,806 | 6,296 |
| Total operating expenses | 2,275,359 | 1,918,986 | 1,548,091 |
| Income from operations | 455,865 | 350,562 | 287,831 |
| Interest and other income (expense), net | 1,820 | (857) | 1,230 |
| Income before income taxes | 457,685 | 349,705 | 289,061 |
| Provision for income taxes | (179,685) | (134,760) | (110,080) |
| Net income | $ 278,000 | $ 214,945 | $ 178,981 |
| Other comprehensive income: | | | |
| Foreign currency translation adjustments | 827 | (409) | 577 |
| Comprehensive income | $ 278,827 | $ 214,536 | $ 179,558 |
| Earnings per share: | | | |
| Basic | $ 8.82 | $ 6.89 | $ 5.73 |
| Diluted | $ 8.75 | $ 6.76 | $ 5.64 |
| Weighted average common shares outstanding: | | | |
| Basic | 31,513 | 31,217 | 31,234 |
| Diluted | 31,783 | 31,775 | 31,735 |

Annual Report

See accompanying notes to consolidated financial statements.

# CHIPOTLE MEXICAN GRILL, INC.

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
### (in thousands)

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | |
| Balance, December 31, 2009 | 33,473 | $ 335 | $ 539,880 | 1,990 | $(114,316) | $ 277,533 | $ 29 | $ 703,461 |
| Stock-based compensation | 166 | 2 | 22,278 | | | | | 22,280 |
| Employee stock plan transactions | 320 | 3 | 17,647 | | | | | 17,650 |
| Excess tax benefit on stock-based compensation | | | 14,526 | | | | | 14,526 |
| Acquisition of treasury stock | | | | 895 | (126,602) | | | (126,602) |
| Net income | | | | | | 178,981 | | 178,981 |
| Foreign currency translation adjustment | | | | | | | 577 | 577 |
| Balance, December 31, 2010 | 33,959 | 340 | 594,331 | 2,885 | (240,918) | 456,514 | 606 | 810,873 |
| Stock-based compensation | 3 | | 42,965 | | | | | 42,965 |
| Employee stock plan transactions | 395 | 4 | 570 | | | | | 574 |
| Excess tax benefit on stock-based compensation | | | 38,786 | | | | | 38,786 |
| Acquisition of treasury stock | | | | 220 | (63,508) | | | (63,508) |
| Net income | | | | | | 214,945 | | 214,945 |
| Foreign currency translation adjustment | | | | | | | (409) | (409) |
| Balance, December 31, 2011 | 34,357 | 344 | 676,652 | 3,105 | (304,426) | 671,459 | 197 | 1,044,226 |
| Stock-based compensation | 83 | 1 | 66,273 | | | | | 66,274 |
| Employee stock plan transactions | 472 | 4 | 477 | | | | | 481 |
| Excess tax benefit on stock-based compensation | | | 73,210 | | | | | 73,210 |
| Acquisition of treasury stock | | | | 714 | (217,092) | | | (217,092) |
| Net income | | | | | | 278,000 | | 278,000 |
| Foreign currency translation adjustment | | | | | | | 827 | 827 |
| Balance, December 31, 2012 | 34,912 | $ 349 | $ 816,612 | 3,819 | $(521,518) | $ 949,459 | $ 1,024 | $ 1,245,926 |

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

| | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating activities** | | | |
| Net income | $ 278,000 | $ 214,945 | $ 178,981 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 84,130 | 74,938 | 68,921 |
| Deferred income tax provision (benefit) | (18,057) | 11,935 | 10,479 |
| Loss on disposal of assets | 5,027 | 5,806 | 6,296 |
| Bad debt allowance | 1,046 | 239 | (151) |
| Stock-based compensation expense | 64,276 | 41,382 | 21,381 |
| Excess tax benefit on stock-based compensation | (73,210) | (38,786) | (14,526) |
| Other | 522 | 2,501 | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (9,438) | (2,970) | (743) |
| Inventory | (2,180) | (1,816) | (1,481) |
| Prepaid expenses and other current assets | (5,954) | (5,399) | (1,632) |
| Other assets | (20,539) | (7,350) | (8,956) |
| Accounts payable | 7,849 | 9,432 | 6,989 |
| Accrued liabilities | 21,307 | 17,451 | 16,607 |
| Income tax payable/receivable | 59,357 | 66,555 | (13,209) |
| Deferred rent | 23,765 | 19,624 | 17,261 |
| Other long-term liabilities | 4,062 | 2,609 | 2,974 |
| Net cash provided by operating activities | 419,963 | 411,096 | 289,191 |
| **Investing activities** | | | |
| Purchases of leasehold improvements, property and equipment | (197,037) | (151,147) | (113,215) |
| Acquisition of interests in equity method investment | — | (586) | (1,900) |
| Purchases of investments | (213,462) | (183,251) | (125,000) |
| Maturities of investments | 55,000 | 124,766 | 50,234 |
| Net cash used in investing activities | (355,499) | (210,218) | (189,881) |
| **Financing activities** | | | |
| Acquisition of treasury stock | (217,092) | (63,508) | (126,602) |
| Proceeds from employee stock plan transactions | 481 | 574 | 17,650 |
| Excess tax benefit on stock-based compensation | 73,210 | 38,786 | 14,526 |
| Payments on deemed landlord financing | (133) | (120) | (96) |
| Net cash used in financing activities | (143,534) | (24,268) | (94,522) |
| Effect of exchange rate changes on cash and cash equivalents | 380 | (205) | 484 |
| Net change in cash and cash equivalents | (78,690) | 176,405 | 5,272 |
| Cash and cash equivalents at beginning of period | 401,243 | 224,838 | 219,566 |
| Cash and cash equivalents at end of period | $ 322,553 | $ 401,243 | $ 224,838 |
| **Supplemental disclosures of cash flow information** | | | |
| Income taxes paid | $ 138,385 | $ 56,270 | $ 112,150 |
| Increase in purchases of leasehold improvements, property and equipment accrued in accounts payable | $ 4,455 | $ 3,249 | $ 1,480 |

See accompanying notes to consolidated financial statements.

## CHIPOTLE MEXICAN GRILL, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(dollar and share amounts in thousands, unless otherwise specified)**

### 1. Description of Business and Summary of Significant Accounting Policies

Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants throughout the United States. The Company also has five restaurants in Canada, five in London, England, and one in Paris, France. Further, the Company operates one ShopHouse Southeast Asian Kitchen, serving fast-casual, Asian inspired cuisine. The Company manages its operations based on six regions and has aggregated its operations to one reportable segment.

#### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

#### Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

#### Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

The Company sells gift cards which do not have an expiration date and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the Company determines the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon Company-specific historical redemption patterns. During the fourth quarter of 2012, the Company revised its estimated breakage rate from 5% to 4% of gift card sales. Gift card breakage is recognized in revenue as the gift cards are used on a pro rata basis over a six month period beginning at the date of the gift card sale. Gift card breakage is included in revenue in the consolidated statement of income and comprehensive income. Breakage recognized during the years ended December 31, 2012, 2011 and 2010 was $2,070, $1,524 and $1,188, respectively.

#### Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

#### Accounts Receivable

Accounts receivable primarily consists of tenant improvement receivables, payroll-related tax receivables, receivables from third party gift card distributors, vendor rebates, and receivables arising from the normal course of business. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

### Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, cheese, and tortillas) are purchased from a small number of suppliers.

### Investments

The Company's investments consist of U.S. treasury notes and CDARS, certificates of deposit placed through an account registry service, with maturities up to approximately two years and classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, which the Company has determined approximates fair value as of December 31, 2012 and 2011. Fair market value of U.S. treasury notes is measured on a recurring basis based on Level 1 inputs and fair market value of CDARS is measured on a recurring basis based on Level 2 inputs (level inputs are described below under "Fair Value Measurements"). The Company recognizes impairment charges on its investments in the consolidated statement of income and comprehensive income when management believes the decline in the fair value of the investment is other-than-temporary. No impairment charges were recognized on the Company's investments for the years ended December 31, 2012, 2011 and 2010.

### Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment are recorded at cost. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized and were $10,038, $9,616 and $8,167 for the years ended December 31, 2012, 2011 and 2010, respectively. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss, if any, is reflected in loss on disposal of assets in the consolidated statement of income and comprehensive income.

At least annually, the Company evaluates, and adjusts when necessary, the estimated useful lives. The changes in estimated useful lives did not have a material impact on depreciation in any period. The estimated useful lives are:

| | |
|---|---|
| Leasehold improvements and buildings | 3-20 years |
| Furniture and fixtures | 4-10 years |
| Equipment | 3-7 years |

### Goodwill

Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill is not subject to amortization, but instead is tested for impairment at least annually, and the Company is required to record any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized on goodwill for the years ended December 31, 2012, 2011 and 2010.

### Other Assets

Other assets consist primarily of restricted cash assets of $24,799 and $15,313 as of December 31, 2012 and 2011, respectively, a rabbi trust as described further in Note 6, transferable liquor licenses which are carried at the lower of fair value or cost, and a prepaid tax asset related to an intercompany transfer of international intellectual property. Restricted cash assets are primarily related to insurance related restricted trust assets.

### Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of reviewing restaurant assets to be held and used for potential impairment, assets are grouped together at the market level. The Company manages its restaurants as a group with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2012, 2011 and 2010, an aggregate impairment charge of $0, $380 and $751, respectively, was recognized in loss on disposal of assets in the consolidated statement of income and comprehensive income. The impairment charges resulted primarily from office or restaurant closures or relocations. Fair value of the restaurants was determined using Level 3 inputs (as described below under "Fair Value Measurements") based on a discounted cash flows method at a market level through the estimated date of closure.



### Income Taxes

The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. The deferred income tax impacts of investment tax credits are recognized as an immediate adjustment to income tax expense. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes in the consolidated statement of income and comprehensive income.

### Restaurant Pre-Opening Costs

Pre-opening costs, including rent, wages, benefits and travel for the training and opening teams, food and other restaurant operating costs, are expensed as incurred prior to a restaurant opening for business.

### Insurance Liability

The Company maintains various insurance policies including workers' compensation, employee health, general liability, automobile, and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and, where applicable, claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted. As of December 31, 2012 and 2011, $22,540 and $17,437, respectively, of the estimated liability was included in accrued payroll and benefits and $5,220 and $4,250, respectively, was included in accrued liabilities in the consolidated balance sheet.

### Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and totaled $34,999, $31,902 and $26,190 for the years ended December 31, 2012, 2011 and 2010, respectively. Advertising and marketing costs are included in other operating costs in the consolidated statement of income and comprehensive income.

## Rent

Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term is the lesser of 20 years inclusive of reasonably assured renewal periods, or the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Pre-opening rent is included in pre-opening costs in the consolidated income statement. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

## Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature.

## Fair Value Measurements

Financial Accounting Standards Board Accounting Standard Codification 820, *Fair Value of Measurements and Disclosures* ("Topic 820") defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

## Foreign Currency Translation

The Company's international operations generally use the local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in the consolidated statement of shareholders' equity.

## Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and investments. Approximately half of the Company's cash and investment balances are not federally backed or federally insured. Credit card transactions at the Company's restaurant are processed by one service provider.

### Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through the date of issuance.

### Recently Issued Accounting Standards

Effective October 1, 2012, the Company adopted Accounting Standards Update ("ASU") No. 2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies how entities test indefinite-lived intangible assets for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. The adoption of ASU 2012-02 did not have a significant impact on the Company's consolidated financial position or results of operations.

Effective January 1, 2012, the Company adopted ASU No. 2011-05, "Presentation of Comprehensive Income." The adoption of ASU 2011-05 concerns presentation and disclosure only and did not have an impact on the Company's consolidated financial position or results of operations.

Effective January 1, 2012, the Company adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards." The adoption of ASU 2011-04 did not have a significant impact on the Company's consolidated financial position or results of operations.



### 2. Supplemental Financial Information

Leasehold improvements, property and equipment were as follows:

| | December 31 | |
|---|---|---|
| | 2012 | 2011 |
| Land | $ 11,062 | $ 11,062 |
| Leasehold improvements and buildings | 996,080 | 849,102 |
| Furniture and fixtures | 100,416 | 89,180 |
| Equipment | 204,062 | 172,776 |
| | 1,311,620 | 1,122,120 |
| Accumulated depreciation | (444,917) | (370,169) |
| | $ 866,703 | $ 751,951 |

Accrued liabilities were as follows:

| | December 31 | |
|---|---|---|
| | 2012 | 2011 |
| Gift card liability | $ 22,736 | $ 18,012 |
| Transaction tax payable | 13,499 | 12,121 |
| Other accrued expenses | 20,043 | 16,323 |
| | $ 56,278 | $ 46,456 |

### 3. Income Taxes

The components of the provision for income taxes are as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current tax: | | | |
| U.S. Federal | $ 166,386 | $ 100,983 | $ 83,850 |
| U.S. State | 31,231 | 21,848 | 15,745 |
| Foreign | 125 | (6) | 6 |
| | 197,742 | 122,825 | 99,601 |
| Deferred tax: | | | |
| U.S. Federal | (16,024) | 12,080 | 10,058 |
| U.S. State | (2,013) | (50) | 6 |
| Foreign | (1,578) | (711) | — |
| | (19,615) | 11,319 | 10,064 |
| Valuation allowance | 1,558 | 616 | 415 |
| Provision for income taxes | $ 179,685 | $ 134,760 | $ 110,080 |

Actual taxes paid for each tax period were less than the current tax expense due to the excess tax benefit on stock-based compensation of $73,210, $38,786, and $14,526 during the years ended December 31 2012, 2011, and 2010, respectively.

The effective tax rate differs from the statutory tax rates as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Statutory U.S. federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income tax, net of related federal income tax benefit | 4.1 | 4.1 | 3.5 |
| Federal credits | — | (0.8) | (0.4) |
| Other | 0.2 | 0.2 | — |
| Effective income tax rates | 39.3% | 38.5% | 38.1% |

In January 2013, the United States Congress authorized, and the President signed into law, certain federal tax credits that can be reflected in the Company's U.S. tax return for 2012; however, since this law was enacted in 2013, the financial statement benefit of such credits cannot be reflected until the first quarter of 2013. The lack of availability of such credits caused the 2012 effective tax rate to be approximately 0.5% higher than it would have been had the credits been approved in 2012.

Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

| | December 31 | |
|---|---|---|
| | 2012 | 2011 |
| Long-term deferred income tax liability: | | |
| Leasehold improvements, property and equipment | $ 136,040 | $ 127,706 |
| Goodwill and other assets | 1,166 | 990 |
| Total long-term deferred income tax liability | 137,206 | 128,696 |
| Long-term deferred income tax asset: | | |
| Deferred rent | 41,041 | 35,645 |
| Gift card liability | 480 | 373 |
| Capitalized transaction costs | 505 | 504 |
| Stock-based compensation and other employee benefits | 46,515 | 28,079 |
| Foreign net operating loss carry-forwards | 2,992 | 1,397 |
| Other | 72 | — |
| Valuation allowance | (3,346) | (1,683) |
| Total long-term deferred income tax asset | 88,259 | 64,315 |
| Net long-term deferred income tax liability | 48,947 | 64,381 |
| Current deferred income tax liability: | | |
| Prepaid assets and other | 2,086 | 1,982 |
| Total current deferred income tax liability | 2,086 | 1,982 |
| Current deferred income tax asset: | | |
| Allowances, reserves and other | 10,433 | 8,094 |
| Other employee benefits | 573 | 234 |
| Valuation allowance | (58) | (108) |
| Total current deferred income tax asset | 10,948 | 8,220 |
| Net current deferred income tax asset | 8,862 | 6,238 |
| Total deferred income tax liability | $ 40,085 | $ 58,143 |

As of December 31, 2012 and 2011, the Company had no unrecognized tax benefits. There was no change in the amount of unrecognized tax benefits as a result of tax positions taken during the year or in prior periods or due to settlements with taxing authorities or lapses of applicable statutes of limitations. The Company is open to federal and state tax audits until the applicable statutes of limitations expire. Tax audits by their very nature are often complex and can require several years to complete. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2009. For the majority of states where the Company has a significant presence, it is no longer subject to tax examinations by tax authorities for tax years before 2008. The Company's foreign net operating losses begin expiring in 2015.

### 4. Shareholders' Equity

Through December 31, 2012, the Company had announced authorizations by its Board of Directors of six separate plans to repurchase shares of common stock, which in the aggregate authorized expenditures of up to $600 million. The shares may be purchased from time to time in open market transactions, subject to market conditions.

On November 20, 2012 the Company entered into a privately negotiated accelerated share repurchase transaction ("ASR") to repurchase $25,000 of its common stock. The Company advanced $25,000 on

November 20, 2012 and received 65 shares, which represented 70% of the total number of shares to be repurchased calculated using the closing price on November 20, 2012. The final number of shares to be repurchased under the ASR will be determined on the volume-weighted average share price of the Company's common stock over a specified period. The ASR will be completed during the first quarter of 2013.

The shares of common stock repurchased under authorized programs, including the ASR, were 686, 220 and 828 for a total cost of $206,394, $63,508 and $115,885 during 2012, 2011 and 2010, respectively. As of December 31, 2012, $100,179 was available to be repurchased under the authorized programs. Treasury shares totaling 3,819 are being held in treasury until such time as they are reissued or retired, at the discretion of the Board of Directors.

On February 5, 2013, the Company announced that its Board of Directors authorized the repurchase of up to an additional $100 million to repurchase shares of common stock.

During 2012 and 2010, shares of common stock were netted and surrendered as payment for applicable tax withholding obligations in connection with the vesting of outstanding stock awards. Shares surrendered by the participants in accordance with the applicable award agreements and plan are deemed repurchased by the Company but are not part of publicly announced share repurchase programs. In the year ended 2012, the Company repurchased 28 shares for a total cost of $10,698, and in the year ended 2010, the Company repurchased 67 shares for a total cost of $10,717.



**5. Stock Based Compensation**

The Company issues shares pursuant to the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the "2011 Incentive Plan"). Shares issued prior to the 2011 Incentive Plan were issued subject to previous stock plans. For purposes of counting the shares remaining available under the 2011 Incentive Plan, each share issuable pursuant to outstanding full value awards, such as restricted stock units and performance shares, will count as two shares used, whereas each share underlying a stock appreciation right or stock option will count as one share used. Under the 2011 Incentive Plan, 3,360 shares of common stock have been authorized and reserved for issuances to eligible employees, of which 2,760 represent shares that were authorized for issuance but not issued at December 31, 2012. The 2011 Incentive Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted, to determine the type of awards and when the awards are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for stock awards granted under the 2011 Incentive Plan cannot be less than fair market value at the date of grant.

The Company granted stock options prior to 2008, and has granted stock only stock appreciation rights ("SOSARs") since that time. SOSARs vest equally over two and three years and expire after seven years. Stock-based compensation expense is generally recognized on a straight-line basis for each separate vesting portion. Compensation expense related to employees eligible to retire and retain full rights to the awards is recognized over six months which coincides with the notice period. Compensation expense on performance shares, which is based on the quantity of awards the Company has determined are probable of vesting, is recognized over the longer of the estimated performance goal attainment period or time vesting period. Stock-based compensation expense, including options, SOSARs and stock awards, was $66,274 ($40,361 net of tax) in 2012, $42,965 ($26,166 net of tax) in 2011 and $22,280 ($13,713 net of tax) in 2010. During the first quarter of 2012, the Company increased its estimate of the number of non-vested stock awards subject to performance conditions that are probable of vesting, which resulted in a cumulative adjustment to expense of $5,578 ($3,397 net of tax and $0.11 impact to basic and diluted earnings per share for 2012). For the years ended December 31, 2012, 2011 and 2010, $1,998, $1,583 and $899, respectively, of stock-based compensation expense was recognized as capitalized development and is included in leasehold improvements, property and equipment in the consolidated balance sheet.

Annual Report

The tables below summarize the option and SOSAR activity under the stock incentive plans (in thousands, except years and per share data):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding, beginning of year | 1,486 | $ 157.07 | 1,451 | $ 82.56 | 1,245 | $ 66.08 |
| Granted | 617 | $ 371.70 | 587 | $ 268.73 | 561 | $ 104.23 |
| Exercised | (592) | $ 80.31 | (536) | $ 76.78 | (325) | $ 56.95 |
| Forfeited | (62) | $ 274.25 | (16) | $ 173.05 | (28) | $ 84.60 |
| Expired | — | $ — | — | $ — | (2) | $ 22.00 |
| Outstanding, end of year | 1,449 | $ 274.92 | 1,486 | $ 157.07 | 1,451 | $ 82.56 |

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Years of Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding as of December 31, 2012 | 1,449 | $ 274.92 | 5.3 | $ 76,791 |
| Vested and expected to vest as of December 31, 2012 | 1,422 | $ 273.70 | 5.3 | $ 76,444 |
| Exercisable as of December 31, 2012 | 68 | $ 139.05 | 3.9 | $ 11,754 |

The SOSARs granted during 2012 include 191 SOSARs that contain performance conditions. The total intrinsic value of options and SOSARs exercised during the years ended December 31, 2012, 2011 and 2010 was $183,097, $113,752 and $32,957. Unearned compensation as of December 31, 2012 was $40,752 for options and SOSAR awards, and is expected to be recognized over a weighted average period of 1.4 years.

A summary of non-vested stock award activity under the stock incentive plans is as follows (in thousands, except per share data):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Shares | Grant Date Fair Value | Shares | Grant Date Fair Value | Shares | Grant Date Fair Value |
| Outstanding, beginning of year | 207 | $ 153.40 | 205 | $ 148.22 | 257 | $ 71.03 |
| Granted | 1 | $ 401.56 | 6 | $ 272.28 | 118 | $ 215.76 |
| Vested | (83) | $ 55.92 | (3) | $ 87.36 | (166) | $ 78.85 |
| Forfeited | (5) | $ 267.23 | (1) | $ 53.36 | (4) | $ 53.36 |
| Outstanding, end of year | 120 | $ 218.34 | 207 | $ 153.40 | 205 | $ 148.22 |

At December 31, 2012, 111 of the outstanding non-vested stock awards were subject to both service and performance vesting conditions. The quantity of shares that ultimately vest is determined based on the cumulative cash flow from operations reached during the three year period ending on September 30, 2013. If the cumulative cash flow from operations during the three year period does not reach a specified level, no shares will vest. Unearned compensation as of December 31, 2012 was $6,671 for non-vested stock awards the Company has determined are probable of vesting, and is expected to be recognized over a weighted average period of 0.7 years. The fair value of shares earned as of the vesting date during the year ended December 31, 2012, 2011, and 2010 was $31,309, $961, and $25,369, respectively.

The following table reflects the average assumptions utilized in the Black-Scholes option-pricing model to value SOSAR awards granted for each year:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Risk-free interest rate | 0.4% | 1.6% | 1.5% |
| Expected life (years) | 3.4 | 3.4 | 3.4 |
| Expected dividend yield | 0.0% | 0.0% | 0.0% |
| Volatility | 39.1% | 51.0% | 51.1% |
| Weighted-average Black-Scholes fair value per share at date of grant | $ 104.97 | $ 101.91 | $ 39.52 |

The Company has not paid dividends to date and does not plan to pay dividends in the near future. The risk-free interest rate is based upon U.S. Treasury rates for instruments with similar terms. The volatility assumption was based on our historical data and implied volatility, and the expected life assumptions were based on our historical data.

**6. Employee Benefit Plans**

The Company maintains the Chipotle Mexican Grill 401(k) plan (the "401(k) Plan"). The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2012, 2011 and 2010, Company matching contributions totaled approximately $2,431, $2,039 and $1,734, respectively.

In February 2012, the Company began offering an employee stock purchase plan ("ESPP"). Under the ESPP, 250 shares of common stock have been authorized and reserved for issuances to eligible employees. Employees become eligible to contribute after one year of service with the Company and may contribute up to 15% of their base earnings, subject to an annual maximum dollar amount, toward the monthly purchase of the Company's common stock. During 2012, there were 1 shares issued under the ESPP.

The Company also maintains the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan (the "Deferred Plan") which covers eligible employees of the Company. The Deferred Plan is a non-qualified plan that allows participants to make tax-deferred contributions that cannot be made under the 401(k) Plan because of Internal Revenue Service limitations. Participants' earnings on contributions made to the Deferred Plan fluctuate with the actual earnings and losses of a variety of available investment choices selected by the participant. Total liabilities under the Deferred Plan as of December 31, 2012 and 2011 were $10,037 and $6,802, respectively, and are included in other long-term liabilities in the consolidated balance sheet. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed once the 401(k) contribution limits are reached. For the years ended December 31, 2012, 2011 and 2010, the Company made deferred compensation matches of $213, $179 and $156 respectively, to the Deferred Plan.

Prior to the first quarter of 2012, the Deferred Plan was unfunded, with all earnings and losses recorded in general and administrative expenses in the consolidated statement of income and comprehensive income. The total expense recognized related to the unfunded portion of the Deferred Plan including the matching contributions was $487, $20 and $610 for the years ended December 31, 2012, 2011 and 2010, respectively. During the first quarter of 2012, the Company elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Amounts in the rabbi trust are invested in mutual funds, as selected by participants, which are designated as trading securities and carried at fair value, and are included in other assets in the consolidated balance sheet. Fair value of mutual funds is measured using Level 1 inputs (quoted prices for identical assets in active markets), and the fair value of the investments in the rabbi trust was $10,037 as of December 31, 2012. The Company records trading gains and losses in general and administrative expenses in the consolidated statement of income and comprehensive income, along with the offsetting amount related to the increase or decrease in deferred compensation to reflect its exposure of the Deferred Plan liability. The Company recorded $240 of unrealized gains on investments held in the rabbi trust during twelve months ended December 31, 2012.

**7. Leases**

The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-40 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices.

Future minimum lease payments required under existing operating leases as of December 31, 2012 are as follows:

| | |
|---|---|
| 2013 | $ 158,981 |
| 2014 | 161,042 |
| 2015 | 161,971 |
| 2016 | 162,451 |
| 2017 | 163,511 |
| Thereafter | 1,658,347 |
| Total minimum lease payments | $ 2,466,303 |

Minimum lease payments have not been reduced by minimum sublease rentals of $6,099 due in the future under non-cancelable subleases.

Rental expense consists of the following:

| | For the years ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Minimum rentals | $ 152,935 | $ 130,827 | $ 114,750 |
| Contingent rentals | $ 1,917 | $ 1,754 | $ 1,602 |
| Sublease rental income | $ (1,623) | $ (1,390) | $ (1,227) |

The Company has six sales and leaseback transactions. These transactions do not qualify for sale leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The deemed landlord financing liability was $3,529 as of December 31, 2012. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows:

| | |
|---|---|
| 2013 | $ 394 |
| 2014 | 394 |
| 2015 | 401 |
| 2016 | 421 |
| 2017 | 423 |
| Thereafter | 3,472 |
| Total minimum lease payments | 5,505 |
| Less: Interest implicit in lease | (1,976) |
| Total deemed landlord financing | $ 3,529 |

## 8. Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share ("diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include shares of common stock underlying stock options, SOSARs and non-vested stock awards. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. SOSARs to purchase 360, 240 and 340 shares of common stock were excluded from the calculation of 2012, 2011 and 2010 diluted EPS, respectively, because they were anti-dilutive. In addition, 449, 224 and 60 stock awards subject to performance conditions were excluded from the 2012, 2011 and 2010 calculations of diluted EPS. The following table sets forth the computations of basic and dilutive earnings per share:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 278,000 | $ 214,945 | $ 178,981 |
| Shares: | | | |
| Weighted average number of common shares outstanding | 31,513 | 31,217 | 31,234 |
| Dilutive stock options and SOSARs | 254 | 497 | 422 |
| Dilutive non-vested stock awards | 16 | 61 | 79 |
| Diluted weighted average number of common shares outstanding | 31,783 | 31,775 | 31,735 |
| Basic earnings per share | $ 8.82 | $ 6.89 | $ 5.73 |
| Diluted earnings per share | $ 8.75 | $ 6.76 | $ 5.64 |

Annual Report

## 9. Commitments and Contingencies

*Purchase Obligations*

The Company enters into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction, commitment for food purchases, and corporate sponsorships. As of December 31, 2012, total purchase obligations were $126,218.

*Litigation*

*California ADA Cases*

In 2006, Maurizio Antoninetti filed suit against the Company in the U.S. District Court for the Southern District of California, primarily claiming that the height of the serving line wall in the Company's restaurants violated the Americans with Disabilities Act, or ADA, as well as California disability laws. On December 6, 2006, Mr. Antoninetti filed an additional lawsuit in the same court making the same allegations on a class action basis, on behalf of himself and a purported class of disabled individuals, and a similar class action was filed by James Perkins in U.S. District Court for the Central District of California on May 7, 2008.

In the individual Antoninetti action, the district court entered a ruling in which it found that although the Company's counter height violated the ADA, the Company provided the plaintiff with an equivalent facilitation, and awarded attorney's fees and minimal damages to the plaintiff. The Company and the plaintiff appealed the district court's ruling to the U.S. Court of Appeals for the Ninth Circuit, and on July 26, 2010, the appeals court entered a ruling finding that the Company violated the ADA and did not provide the plaintiff with an equivalent facilitation, and remanded the case to the district court. On March 21, 2012, the district court reaffirmed its original award of minimal damages to the plaintiff and denied further injunctive relief. On July 18, 2012, the district court ordered a final judgment awarding the plaintiff a portion of the attorney's fees and costs originally sought, and on December 26, 2012, the court of appeals awarded the plaintiff additional attorney's fees and costs for the appellate portion of the case.

In the purported class action cases, on August 28, 2012, the district court denied the plaintiffs' motion for class certification. As a result, each plaintiff may only pursue claims against the Company in those cases on an individual basis. The plaintiff filed a motion for reconsideration of the decision on class certification, which was denied by the court on January 14, 2013.

The Company lowered the height of its serving line walls throughout California some time ago, which makes injunctive relief in these cases moot, and has the lower serving line walls in a significant majority of the Company's restaurants outside of California as well. The Company will continue to vigorously defend the ongoing class action cases. Due to the possibility of further appeals and the uncertainties of litigation, it is not possible at this time to reasonably estimate any additional potential liability from those cases.

*Notices of Inspection of Work Authorization Documents and Related Civil and Criminal Investigations*



Following an inspection during 2010 by the U.S. Department of Homeland Security, or DHS, of the work authorization documents of the Company's restaurant employees in Minnesota, the Immigration and Customs Enforcement arm of DHS, or ICE, issued to the Company a Notice of Suspect Documents identifying a large number of employees who, according to ICE and notwithstanding the Company's review of work authorization documents for each employee at the time they were hired, appeared not to be authorized to work in the U.S. The Company approached each of the named employees to explain ICE's determination and afforded each employee an opportunity to confirm the validity of their original work eligibility documents, or provide valid work eligibility documents. Employees who were unable to provide valid work eligibility documents were terminated in accordance with the law. In December 2010, the Company was also requested by DHS to provide the work authorization documents of restaurant employees in the District of Columbia and Virginia, and the Company provided the requested documents in January 2011. The Company has received additional requests for work authorization documents covering a small number of individual restaurants as well, and ICE's investigation remains ongoing. In April 2011, the Company also received notice from the office of the U.S. Attorney for the District of Columbia that it is conducting an investigation into these matters through its criminal division. The operating hours of the Company's Minnesota, D.C. and Virginia restaurants have been uninterrupted by these developments, and the Company believes its practices with regard to the work authorization of its employees, including the review and retention of work authorization documents, are in compliance with applicable law. However, the termination of large numbers of employees in a short period of time does disrupt restaurant operations and results in a temporary increase in labor costs as new employees are trained.

In May 2012, the U.S. Securities and Exchange Commission notified the Company that it is conducting a civil investigation of the Company's compliance with employee work authorization verification requirements and its related disclosures and statements, and the office of the U.S. Attorney for the District of Columbia advised the Company that its investigation has broadened to include a parallel criminal and civil investigation of the Company's compliance with federal securities laws.

The Company intends to continue to fully cooperate in the government's investigations. It is not possible at this time to determine whether the Company will incur any fines, penalties or further liabilities in connection with these matters.

*Shareholder Derivative Actions*

On July 12, 2012, Ralph B. Richey filed a shareholder derivative action in the U.S. District Court for the District of Colorado alleging that the members of the Company's Board of Directors breached their fiduciary duties in connection with employee work authorization compliance matters. On September 21, 2012, Joanne Nelson filed a shareholder derivative action in the same court alleging that the members of the Company's Board of Directors and the Company's Chief Financial Officer breached their fiduciary duties, caused waste of corporate assets, and were unjustly enriched in connection with employee work authorization compliance matters, as well as in connection with the Company's alleged failure to disclose material information about the Company's business results and prospects, and in connection with compensation paid to some of the Company's officers. On October 4, 2012, Francis Schmitz filed a shareholder derivative action in the same court, making allegations substantially the same as those in the Nelson complaint. Each of these actions purports to state a claim for damages on behalf of the Company, and is based on statements in the Company's SEC filings and related public disclosures, as well as media reports and Company records, in part regarding the matters described above under "*-Notices of Inspection of Work Authorization Documents and Related Civil and Criminal Investigations*." On January 17, 2013, these three shareholder derivative actions were consolidated by the court and will proceed as a single action. The Company intends to defend the cases vigorously, but it is not possible at this time to reasonably estimate the outcome of or any potential liability from these cases.

*Shareholder Class Actions*

On August 16, 2012, City of Dania Beach Police & Firefighters Retirement System filed a complaint in the U.S. District Court for the District of Colorado on behalf of a purported class of purchasers of shares of the Company's common stock between February 1, 2012 and July 19, 2012. On August 17, 2012, Sonia Kim filed a complaint in the U.S. District Court for the District of Colorado that was otherwise identical to the City of Dania Beach Police & Firefighters complaint. The complaints purport to state claims against the Company, each of its co-Chief Executive Officers and its Chief Financial Officer under Sections 10(b) and 20(a) of the Exchange Act and related rules and regulations, based on the Company's alleged failure during the claimed class period to disclose material information about the Company's business results and prospects. The complaints assert that those failures and related public statements were false and misleading and that, as a result, the market price of the Company's stock was artificially inflated during the claimed class period. The complaints seek damages on behalf of the purported class in an unspecified amount, interest, an award of reasonable costs and attorneys' fees, and injunctive relief. The Company intends to defend these cases vigorously, but it is not possible at this time to reasonably estimate the outcome of or any potential liability from the cases.



*Miscellaneous*

The Company is involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which the Company incurs greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

## 10. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

| | 2012 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 640,603 | $ 690,932 | $ 700,528 | $ 699,161 |
| Operating income | $ 102,224 | $ 133,790 | $ 117,663 | $ 102,188 |
| Net income | $ 62,664 | $ 81,683 | $ 72,300 | $ 61,353 |
| Basic earnings per share | $ 2.00 | $ 2.58 | $ 2.28 | $ 1.96 |
| Diluted earnings per share | $ 1.97 | $ 2.56 | $ 2.27 | $ 1.95 |

| | 2011 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 509,384 | $ 571,561 | $ 591,854 | $ 596,749 |
| Operating income | $ 74,821 | $ 83,863 | $ 98,010 | $ 93,868 |
| Net income | $ 46,382 | $ 50,657 | $ 60,433 | $ 57,473 |
| Basic earnings per share | $ 1.49 | $ 1.63 | $ 1.93 | $ 1.84 |
| Diluted earnings per share | $ 1.46 | $ 1.59 | $ 1.90 | $ 1.81 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.



### Changes in Internal Control over Financial Reporting

There were no changes during the fiscal quarter ended December 31, 2012 in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

### Management's Annual Report on Internal Control over Financial Reporting

The management of Chipotle Mexican Grill, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on the criteria established in Internal Control—Integrated Framework.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This report follows.

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of**
**Chipotle Mexican Grill, Inc.**

We have audited Chipotle Mexican Grill, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chipotle Mexican Grill, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chipotle Mexican Grill, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 8, 2013

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2012.

## ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2012.



## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

***Securities Authorized for Issuance Under Equity Compensation Plans***

The following table presents information regarding options and rights outstanding under our equity compensation plans as of December 31, 2012. All options/SOSARs reflected are options to purchase common stock.

| | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1] | (b) Weighted-Average Exercise Price of Outstanding Options and Rights[1] | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))[2] |
|---|---|---|---|
| **Equity Compensation Plans Approved by Security Holders:** . . | 1,569,151 | $274.92 | 3,009,564 |
| **Equity Compensation Plans Not Approved by Security Holders:** . . | None. | N/A | None. |
| **Total** . . . . . . . . . . . . . . . . . . . . . . . . . | 1,569,151 | $274.92 | 3,009,564 |

(1) Includes shares issuable in connection with performance shares, which will be issued based on our achievement of performance criteria associated with the awards, with the number of shares issuable dependent on our level of performance. The weighted-average exercise price in column (b) includes the weighted-average exercise price of stock options and SOSARs only.

(2) Includes 2,760,418 shares remaining available under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan, and 249,146 shares remaining available under the Chipotle Mexican Grill, Inc. Employee Stock Purchase Plan. In addition to being available for future issuance upon exercise of SOSARs or stock options that may be granted after December 31, 2012, all of the shares available for grant under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan may instead be issued in the form of restricted stock, restricted stock units, performance shares or other equity-based awards. Each share underlying a full value award such as restricted stock, restricted stock units or performance shares counts as two shares used against the total number of securities authorized under the plan.

Additional information for this item is incorporated by reference from the definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2012.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2012.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2012.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

### 1. All Financial statements

Consolidated financial statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

### 2. Financial statement schedules

No schedules are required because either the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

### 3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPOTLE MEXICAN GRILL, INC.

By: /s/ JOHN R. HARTUNG
**Name:** **John R. Hartung**
**Title:** **Chief Financial Officer**

Date: February 8, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Annual Report

| Signature | Date | Title |
|---|---|---|
| /s/ STEVE ELLS<br>**Steve Ells** | February 8, 2013 | Co-Chief Executive Officer and Chairman of the Board of Directors (principal executive officer) |
| /s/ MONTGOMERY F. MORAN<br>**Montgomery F. Moran** | February 8, 2013 | Co-Chief Executive Officer (principal executive officer) |
| /s/ JOHN R. HARTUNG<br>**John R. Hartung** | February 8, 2013 | Chief Financial Officer (principal financial and accounting officer) |
| /s/ ALBERT S. BALDOCCHI<br>**Albert S. Baldocchi** | February 8, 2013 | Director |
| /s/ JOHN S. CHARLESWORTH<br>**John S. Charlesworth** | February 4, 2013 | Director |
| /s/ NEIL W. FLANZRAICH<br>**Neil W. Flanzraich** | February 8, 2013 | Director |
| /s/ PATRICK J. FLYNN<br>**Patrick J. Flynn** | February 8, 2013 | Director |
| /s/ DARLENE J. FRIEDMAN<br>**Darlene J. Friedman** | February 8, 2013 | Director |
| /s/ JEFFREY B. KINDLER<br>**Jeffrey B. Kindler** | February 8, 2013 | Director |

## EXHIBIT INDEX

| Exhibit Number | Description of Exhibit |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation.(1) |
| 3.2 | Amended and Restated Bylaws.(2) |
| 4.1 | Form of Stock Certificate for Shares of Common Stock.(3) |
| 10.1† | Amended and Restated Chipotle Mexican Grill, Inc. 2006 Cash Incentive Plan.(4) |
| 10.2† | Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan.(5) |
| 10.2.1† | Form of 2007 Stock Option Agreement.(6) |
| 10.2.2† | Form of 2008 Stock Appreciation Rights Agreement.(7) |
| 10.2.3† | Form of Board Restricted Stock Units Agreement.(8) |
| 10.2.4† | Form of 2009 Stock Appreciation Rights Agreement.(9) |
| 10.2.5† | Form of Performance Share Agreement.(5) |
| 10.2.6† | Form of 2011 Stock Appreciation Rights Agreement.(5) |
| 10.2.7† | Form of 2011 Performance-Based Stock Appreciation Rights Agreement.(5) |
| 10.3† | Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan.(10) |
| 10.3.1† | Form of Stock Appreciation Rights Agreement.(11) |
| 10.3.2† | Form of Performance-Based Stock Appreciation Rights Agreement.(11) |
| 10.3.3† | Amendment No. 1 to Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan.(3) |
| 10.4 | Amended and Restated Registration Rights Agreement dated January 31, 2006 among Chipotle Mexican Grill, Inc., McDonald's Corporation and certain shareholders.(12) |
| 10.5 | Separation Agreement dated September 7, 2006 between Chipotle Mexican Grill, Inc. and McDonald's Corporation.(13) |
| 10.6† | Board Pay Policies.(14) |
| 10.7† | Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(6) |
| 10.7.1† | Amendment No. 1 to Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(15) |
| 10.7.2† | Amendment No. 2 to Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(16) |
| 10.9† | Form of Director and Officer Indemnification Agreement.(17) |
| 10.10† | Chipotle Mexican Grill, Inc. Employee Stock Purchase Plan.(3) |
| 21.1 | Subsidiaries of Chipotle Mexican Grill, Inc. |
| 23.1 | Consent of Ernst & Young LLP (as the independent registered public accounting firm of Chipotle Mexican Grill, Inc.). |
| 24.1 | Power of Attorney (included on signature page of this report). |
| 31.1 | Certification of Chairman and Co-Chief Executive Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Co-Chief Executive Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.3 | Certification of Chief Financial Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |

32.1 Certification of Co-Chief Executive Officers and Chief Financial Officer of Chipotle Mexican Grill, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following financial statements, formatted in XBRL: (i) Consolidated Balance Sheet as of December 31, 2012 and December 31, 2011, (ii) Consolidated Statement of Income and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statement of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to the Consolidated Financial Statements.

---

†- denotes management contract or compensatory plan or arrangement.

(1) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on December 16, 2009 (File No. 001-32731).

(2) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009 (File No. 001-32731).

(3) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 10, 2012 (File No. 001-32731).

(4) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2008 (File No. 001-32731).

(5) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on February 17, 2011 (File No. 001-32731).

(6) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on February 23, 2007 (File No. 001-32731)

(7) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 26, 2008 (File No. 001-32731)

(8) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on July 21, 2011 (File No. 001-32731).

(9) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on February 19, 2009 (File No. 001-32731).

(10) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2011 (File No. 001-32731).

(11) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Securities and Exchange Commission on April 20, 2012 (File No. 001-32731).

(12) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 17, 2006 (File No. 001-32731).

(13) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on September 8, 2006 (File No. 333-137177).

(14) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission on July 27, 2010 (File No. 001-32731).

(15) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Securities and Exchange Commission on August 1, 2007 (File No. 001-32731).

(16) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on October 31, 2007 (File No. 001-32731).

(17) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007 (File No. 001-32731).

[THIS PAGE INTENTIONALLY LEFT BLANK]


CHIPOTLE
MEXICAN GRILL

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

March 27, 2013

DEAR SHAREHOLDER:

You are cordially invited to attend the annual meeting of shareholders of Chipotle Mexican Grill, Inc., which will be held on May 17, 2013 at 8:00 a.m. local time at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado. Details of the business to be conducted at the annual meeting are given in the notice of meeting and proxy statement that follow.

Please vote promptly by following the instructions in this proxy statement or in the Notice of Internet Availability of Proxy Materials that was sent to you.

Sincerely,

/s/ Steve Ells

Chairman of the Board and Co-Chief Executive Officer

## NOTICE OF MEETING

The 2013 annual meeting of shareholders of Chipotle Mexican Grill, Inc. will be held on May 17, 2013 at 8:00 a.m. local time at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado, 80202. Shareholders will consider and take action on the following matters:

1. Election of the three directors named in this proxy statement, Al Baldocchi, Neil Flanzraich, and Darlene Friedman, each to serve a three-year term (Proposal A);
2. An advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement (or "say-on-pay," Proposal B);
3. Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013 (Proposal C);
4. A proposal to approve the Chipotle Mexican Grill 2014 Cash Incentive Plan (Proposal D);
5. A proposal to amend our certificate of incorporation to eliminate the classification of the Board of Directors and provide for annual elections of all directors (Proposal E);
6. A shareholder proposal, if properly presented at the meeting (Proposal F); and
7. Such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Information with respect to the above matters is set forth in the proxy statement that accompanies this notice.

The record date for the meeting has been fixed by the Board of Directors as the close of business on March 21, 2013. Shareholders of record at that time are entitled to vote at the meeting.

**By order of the Board of Directors**

/s/ Monty Moran
Co-Chief Executive Officer, Secretary and Director

March 27, 2013

**Please execute your vote promptly by following the instructions included on the Notice of Internet Availability of Proxy Materials that was sent to you, or as described under "How do I vote?" on page 1 of the accompanying proxy statement.**

CHIPOTLE MEXICAN GRILL, INC.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

# PROXY STATEMENT

## ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Chipotle Mexican Grill, Inc. to be held on Friday, May 17, 2013, beginning at 8:00 a.m. at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado. This proxy statement was prepared under the direction of Chipotle's Board of Directors to solicit your proxy for use at the annual meeting. It will be made available to shareholders on or about March 27, 2013.

### *Who is entitled to vote and how many votes do I have?*

If you were a shareholder of record of our common stock on March 21, 2013, you are entitled to vote at the annual meeting, or at any postponement or adjournment of the annual meeting. On each matter to be voted on, you may cast one vote for each share of common stock you hold. As of March 21, 2013, there were 30,945,666 shares of common stock outstanding and entitled to vote.

### *What am I voting on?*

You will be asked to vote on six proposals:

**Proposal A** – Election of three directors: Al Baldocchi, Neil Flanzraich and Darlene Friedman.

**Proposal B** – An advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement ("say-on-pay").

**Proposal C** – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

**Proposal D** – A proposal to approve the Chipotle Mexican Grill 2014 Cash Incentive Plan.

**Proposal E** – A proposal to amend our certificate of incorporation to eliminate the classification of the Board of Directors and provide for annual elections of all directors.

**Proposal F** – A shareholder proposal, if properly presented at the meeting.

The Board of Directors is not aware of any other matters to be presented for action at the meeting.

### *How does the Board of Directors recommend I vote on the proposals?*

The Board of Directors recommends a vote **FOR** each candidate for director, **FOR** proposals B, C, D and E, and **AGAINST** proposal F.

### *How do I vote?*

If you hold your shares through a broker, bank, or other nominee in "street name," you need to submit voting instructions to your broker, bank or other nominee in order to cast your vote. In most instances you can do this over the Internet. The Notice of Internet Availability of Proxy Materials that was provided to you has specific instructions for how to submit your vote, or if you have received or request a hard copy of this proxy statement you may mark, sign, date and mail the accompanying voting instruction form in the postage-paid envelope provided. Your vote is revocable by following the procedures outlined in this proxy statement. However, since you are not a shareholder of record you may not vote your shares in person at the meeting without obtaining authorization from your broker, bank or other nominee.

If you are a shareholder of record, you can vote your shares over the Internet as described in the Notice of Internet Availability of Proxy Materials that was provided to you, or if you have received or request a hard copy of this proxy statement and accompanying form of proxy card you may vote by telephone as described on the proxy card, or by mail by marking, signing, dating and mailing your proxy card in the postage-paid envelope provided. Your designation of a proxy is revocable by following the procedures outlined in this proxy statement. The method by which you vote will not limit your right to vote in person at the annual meeting.

If you receive hard copy materials and sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors.

***Will my shares held in street name be voted if I do not provide voting instructions?***

Under the rules of the New York Stock Exchange, or NYSE, on voting matters characterized by the NYSE as "routine," NYSE member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only the proposal to ratify the appointment of our independent registered public accounting firm is considered a routine matter for this purpose. None of the other proposals presented in this proxy statement are considered routine matters. Accordingly, if you hold your shares through a brokerage firm and do not provide timely voting instructions, your shares will be voted, if at all, only on proposal C. **Because of the impact of NYSE rules on share voting, we strongly encourage you to exercise your right to vote in the election of directors and other matters to be voted on at the annual meeting.**



***Can I change my vote or revoke my proxy?***

You can change your vote or revoke your proxy at any time before it is voted at the annual meeting by:

- re-submitting your vote on the Internet;
- if you are a shareholder of record, by sending a written notice of revocation to our corporate Secretary at our principal offices, 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202; or
- if you are a shareholder of record, by attending the annual meeting and voting in person.

Attendance at the annual meeting will not by itself revoke your proxy. If you hold shares in street name and wish to cast your vote in person at the meeting, you must contact your broker, bank or other nominee to obtain authorization to vote.

***What constitutes a quorum?***

A quorum is necessary to conduct business at the annual meeting. At any meeting of our shareholders, the holders of a majority in voting power of our outstanding shares of common stock entitled to vote at the meeting, present in person or by proxy, constitutes a quorum for all purposes. You are part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other nominee who holds shares for another does not vote on a particular item because the nominee has not received instructions from the owner of the shares and does not have discretionary voting authority for that item.

***What vote is required to approve each proposal?***

**Proposal A –** The three nominees for director receiving the highest number of votes cast in person or by proxy at the annual meeting will be elected. If you mark your proxy to "withhold" your vote for a particular nominee on your proxy card, your vote will not count "for" the nominee. Broker non-votes will also not count as "for" any nominee.

**Proposals B, C, D and F –** The say-on-pay vote, ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, approval of the Chipotle Mexican Grill 2014 Cash Incentive Plan, and approval of the shareholder proposal (if properly presented at the meeting) each require the affirmative vote of a majority of the votes cast at the annual meeting in order to be approved. Because the say-on-pay vote and the vote on the shareholder proposal are advisory, they will not be binding on the Board or Chipotle. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Ratification of our appointment of independent auditors is not required and therefore the vote on proposal C is also advisory only. See proposal C for additional information about the effect of the voting outcome on this proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of any of these proposals.

**Proposal E –** The proposal to amend our certificate of incorporation to eliminate the classification of our Board requires the affirmative vote of a majority of the shares of common stock outstanding in order to be approved. Accordingly, abstentions and broker non-votes have the same effect as votes "AGAINST" the proposal.

***How is this proxy statement being delivered?***

We have elected to deliver our proxy materials electronically over the Internet as permitted by rules of the Securities and Exchange Commission, or SEC. As required by those rules, we are distributing to our shareholders of record and beneficial owners as of the close of business on March 21, 2013 a Notice of Internet Availability of Proxy Materials. On the date of distribution of the notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials at the URL address included in the notice. These proxy materials are also available free of charge upon request at 1-800-690-6903, or by e-mail at sendmaterial@proxyvote.com, or by writing to Chipotle Mexican Grill, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Requests by e-mail or in writing should include the 12-digit control number included on the notice you received.

If you would like to receive the Notice of Internet Availability of Proxy Materials via e-mail rather than regular mail in future years, please follow the instructions on the notice, or enroll on the Investors page of our web site at www.chipotle.com. Delivering future notices by e-mail will help us reduce the cost and environmental impact of our annual meeting.

***Who is bearing the cost of this proxy solicitation?***

We will bear the cost of preparing, assembling and mailing the Notice of Internet Availability of Proxy Materials; of making these proxy materials available on the Internet and providing hard copies of the materials to shareholders who request them; and of reimbursing brokers, nominees, fiduciaries and other custodians for the out-of-pocket and clerical expenses of transmitting copies of the Notice of Internet Availability of Proxy Materials and the proxy materials themselves to beneficial owners of our shares. A few of our officers and employees may participate in the solicitation of proxies, without additional compensation, by telephone, e-mail or other electronic means or in person. We may also elect to engage the services of a proxy solicitation firm to assist us in the solicitation of proxies, for which we would expect to pay fees in the range of approximately $5,000 to $10,000, plus reimbursement of customary expenses.

## BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information as of March 21, 2013 as to the beneficial ownership of shares of our common stock by:

- each person (or group of affiliated persons) known to us to beneficially own more than 5 percent of our common stock;
- each of the executive officers listed in the Summary Compensation Table appearing later in this proxy statement;
- each of our directors; and
- all of our current executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under SEC rules and generally includes shares for which the holder has voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of beneficial ownership shown in the following tables is based on 30,945,666 outstanding shares of common stock as of March 21, 2013. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to the terms of stock options, stock appreciation rights or restricted stock units exercisable or vesting within 60 days after March 21, 2013 are included as outstanding and beneficially owned for that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

| Name of Beneficial Owner | Total Shares Beneficially Owned | Percentage of Class Beneficially Owned |
|---|---|---|
| Beneficial holders of 5% or more of outstanding common stock | | |
| FMR LLC (1) | 3,109,065 | 10.05% |
| Sands Capital Management, LLC (2) | 2,314,724 | 7.48% |
| T . Rowe Price Associates, Inc. (3) | 3,597,594 | 11.63% |
| The Vanguard Group, Inc. (4) | 1,858,156 | 6.00% |
| Directors and executive officers | | |
| Steve Ells (5)(6) | 396,802 | 1.28% |
| Montgomery Moran (5)(7) | 283,837 | * |
| John Hartung (8) | 69,930 | * |
| Bob Blessing (9) | 22,000 | * |
| Mark Crumpacker (10) | 23,000 | * |
| Albert Baldocchi (5)(11)(12) | 80,080 | * |
| John Charlesworth (11) | 8,605 | * |
| Neil Flanzraich (11) | 2,973 | * |
| Patrick Flynn (11) | 10,047 | * |
| Darlene Friedman (5)(11)(13) | 6,981 | * |
| Jeff Kindler (14) | — | — |
| All directors and executive officers as a group (11 people) (15) | 904,255 | 2.89% |

* Less than one percent (1 percent).

(1) Based solely on a report on Schedule 13G/A filed on February 14, 2013. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reflected as beneficially owned by FMR LLC. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the shares of common stock reflected as beneficially owned by FMR LLC amounted to 2,029,039 shares or 6.56% of the total outstanding common stock at March 21, 2013. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, 02109.

(2) Based solely on a report on Schedule 13G filed on February 13, 2013. The address of Sands Capital Management, LLC is 1101 Wilson Blvd. Suite 2300, Arlington, Virginia, 22209.

(3) Based solely on a report on Schedule 13G/A filed on February 11, 2013. Shares beneficially owned by T. Rowe Price Associates, Inc. (Price Associates) are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland, 21202.

(4) Based solely on a report on Schedule 13G/A filed on February 12, 2013. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania, 19355.

(5) A portion of the shares beneficially owned by Mr. Ells, Mr. Moran, Mr. Baldocchi and Ms. Friedman are entitled to piggyback registration rights.

(6) Shares beneficially owned by Mr. Ells include 150,000 shares underlying vested stock appreciation rights.

(7) Shares beneficially owned by Mr. Moran include 150,000 shares underlying vested stock appreciation rights.

(8) Shares beneficially owned by Mr. Hartung include: 19,782 shares in a revocable trust for Mr. Hartung's benefit and of which his spouse is the trustee; 148 shares beneficially owned by his minor children; and 50,000 shares underlying vested stock appreciation rights. Mr. Hartung disclaims beneficial ownership of the shares beneficially owned by his children.

(9) Shares beneficially owned by Mr. Blessing include 16,000 shares underlying vested stock appreciation rights.

(10) Shares beneficially owned by Mr. Crumpacker include 20,000 shares underlying vested stock appreciation rights.

(11) Shares beneficially owned by Messrs. Baldocchi, Charlesworth, Flanzraich and Flynn and Ms. Friedman include 1,105 shares underlying unvested restricted stock units, which are deemed to be beneficially owned because each such director is retirement-eligible and the vesting of the awards accelerates in the event of the director's retirement.

(12) Shares beneficially owned by Mr. Baldocchi include 75,810 shares owned jointly by Mr. Baldocchi and his spouse.

(13) Shares beneficially owned by Ms. Friedman include 4,000 shares held by a revocable trust of which Ms. Friedman is a co-trustee.

(14) Excludes 86 shares underlying unvested restricted stock units, which will vest on December 3, 2015.

(15) See Notes (5) through (14).

## PROPOSAL A

## ELECTION OF THREE DIRECTORS

Our Board of Directors has eight members divided into three classes. Each director serves a three year term and will continue in office until a successor has been elected and qualified, subject to the director's earlier resignation, retirement or removal from office. The current term of office of our Class II directors will end at this year's annual meeting of shareholders. The current term of office of our Class III directors will end at the annual meeting in 2014 and the term of our Class I directors will end at the annual meeting in 2015.

If the amendments to our certificate of incorporation as proposed in proposal E are approved by shareholders at the annual meeting, the election of directors for three year terms will be phased out beginning with our annual meeting of shareholders in 2014, such that all directors will be elected to one-year terms beginning with our annual meeting of shareholders in 2016.

Al Baldocchi, Neil Flanzraich, and Darlene Friedman are currently serving as Class II directors and are the nominees for election as directors to serve for a three year term expiring at the 2016 annual meeting. Each of the nominees was nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee, and has consented to serve if elected. If any nominee is unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote for other candidates in accordance with their judgment. We are not aware of any reason why the nominees would not be able to serve if elected.

The three nominees receiving a plurality of votes cast at the meeting will be elected as Class II directors. Abstentions, withheld votes and broker non-votes will not be treated as a vote for any particular director and will not affect the outcome of the election of directors.

**The Board of Directors recommends a vote FOR the election of Messrs. Baldocchi and Flanzraich and Ms. Friedman as Class II directors.**

## INFORMATION REGARDING THE BOARD OF DIRECTORS

### Biographical Information

The following is biographical information about each of the three nominees and each other current director, including a description of the experience, qualifications and skills that have led the Board to determine that each director should serve on the Board. The respective current terms of all directors expire on the dates set forth below or continue until their successors are elected and have qualified.

| Class II directors whose terms expire at the 2013 annual meeting of shareholders and who are nominees for terms expiring at the 2016 annual meeting | | Age | Director Since |
|---|---|---|---|
| Albert S. Baldocchi | Mr. Baldocchi has been self-employed since 2000 as a financial consultant and strategic advisor for and investor in a variety of privately-held companies. His extensive involvement with restaurant companies over a period of 17 years has given Mr. Baldocchi an in-depth knowledge of restaurant company finance, operations and strategy. He also has considerable experience with high-growth companies in the restaurant industry and in other industries, and his experience as a senior investment banker at a number of prominent institutions, including Morgan Stanley, Solomon Brothers and Montgomery Securities, helped him develop solid capabilities in accounting and finance as well. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University. | 58 | 1997 |
| Neil W. Flanzraich | Mr. Flanzraich has been a private investor since February 2006, and as an executive board member, also runs a number of privately-owned pharmaceutical companies. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman LLP, a law firm, and from 1981 to 1994, served in various capacities at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich's executive experience has helped him develop outstanding skills in leading and managing strong teams of employees, and in oversight of the growth and financing of businesses in a rapidly-evolving market. His legal background also is valuable to us in the risk management area, and Mr. Flanzraich brings to us extensive experience serving as an independent director of other public and privately-held companies. He is a director of Equity One Inc. (NYSE:EQY). Mr. Flanzraich was a director of BELLUS Health Inc. until May 2012, a director of Continucare Corporation until October 2011, a director of Javelin Pharmaceuticals, Inc. until July 2010, and a director of RAE Systems, Inc. until March 2009. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School. | 69 | 2007 |

Proxy Statement

| Class II directors whose terms expire at the 2013 annual meeting of shareholders and who are nominees for terms expiring at the 2016 annual meeting | | Age | Director Since |
|---|---|---|---|
| Darlene J. Friedman | Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation, a pharmaceutical company, where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex, Ms. Friedman was a member of the corporate executive committee and the management committee, and was responsible for the analysis, recommendation and administration of the company's executive compensation programs and worked directly with the compensation committee of Syntex's board. This experience and Ms. Friedman's talent in these areas are invaluable in connection with her service as a director and as a member of our Compensation Committee. Ms. Friedman holds a Bachelor of Arts degree in psychology from the University of California at Berkeley and an MBA from the University of Colorado. | 70 | 1995 |

| Class III directors whose terms expire at the 2014 annual meeting of shareholders | | Age | Director Since |
|---|---|---|---|
| John S. Charlesworth | Mr. Charlesworth is currently the sole owner/member of Hunt Business Enterprises LLC and EZ Street LLC, which own commercial properties and own and operate car care facilities. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years, most recently as President of the Midwest Division of McDonald's USA from July 1997 to December 2000. Prior to that, he served as a Senior Vice President in Southeast Asia from April 1995 to July 1997. His international experience included strategic planning and risk assessment for the growth and development of McDonald's across Southeast Asia, as well as serving as the McDonald's partner representative to seven Southeast Asian joint ventures. His experience with McDonald's included responsibility for managing a large and diverse employee workforce similar in many ways to Chipotle's, and also gave him a detailed knowledge of restaurant operations, site selection and related matters. He also has developed strong financial acumen through his experience at McDonald's as well as running his own business interests. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute. | 66 | 1999 |

| Class III directors whose terms expire at the 2014 annual meeting of shareholders | | Age | Director Since |
|---|---|---|---|
| Montgomery F. (Monty) Moran .... | Mr. Moran is our Co-Chief Executive Officer. He was appointed to this position on January 1, 2009, after serving as President and Chief Operating Officer since March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. His experience as our general counsel from the time we had only a few restaurants through our growth to several hundred restaurants at the time he joined us, has given him an in-depth knowledge and understanding of every aspect of our business. His legal experience ran from trial and employment matters to real estate and other transactional matters, as well as general corporate counseling. As a result he has an outstanding skill set in such areas as risk management and crisis handling, and also is thoroughly familiar with management personnel throughout our organization. In addition, Mr. Moran was the visionary and creator of our Restaurateur program and other aspects of instilling a culture of high performers throughout Chipotle, and his leadership in this area has been critical to our success. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a J.D., cum laude, from Pepperdine University School of Law. | 46 | 2006 |

| Class I directors whose terms expire at the 2015 annual meeting of shareholders | | Age | Director Since |
|---|---|---|---|
| Steve Ells ...................... | Mr. Ells founded Chipotle in 1993. He is Co-Chief Executive Officer and was appointed Chairman of the Board in 2005. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells's vision—that food served fast doesn't have to be low quality and that delicious food doesn't have to be expensive—is the foundation on which Chipotle is based. This visionary thinking has led to Chipotle accomplishing great things, such as growing from a single restaurant to over 1,400 in just 20 years, and serving more naturally-raised meat than any other restaurant company. This thinking has also resulted in Mr. Ells remaining a principal driving force behind making our company innovative and striving for constant improvement, and he continues to provide important leadership to our executive officers, management team, and Board of Directors. He is also one of the largest individual shareholders of our company. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history, and is also a 1990 Culinary Institute of America graduate. | 47 | 1996 |


Proxy Statement

| Class I directors whose terms expire at the 2015 annual meeting of shareholders | | Age | Director Since |
|---|---|---|---|
| Patrick J. Flynn | Prior to retiring in 2001, Mr. Flynn spent 39 years at McDonald's where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions. From his background as a senior-level restaurant industry executive, Mr. Flynn developed strong capabilities in guiding corporate strategy, and tremendous knowledge of the operational aspects of the restaurant business as well. In addition, Mr. Flynn's past experience as a director of a publicly-held financial institution, and his background in analyzing financial statements of businesses he has led and companies he has considered for acquisition, have given him strong financial analysis skills. | 70 | 1998 |
| Jeffrey B. Kindler | Mr. Kindler is a venture partner with Lux Capital, a venture capital firm, and a director of Starboard Capital Partners, a private equity firm. He was Chief Executive Officer and Chairman of the Board of Pfizer, Inc., a pharmaceutical company, from 2006 until his retirement in December 2010. Prior to that, he was Vice Chairman and General Counsel of Pfizer from 2005 to 2006, Executive Vice President and General Counsel from 2004 to 2005, and Senior Vice President and General Counsel from 2002 to 2004. Prior to joining Pfizer, he was Chairman of Boston Market Corporation from 2000 to 2001, and President of the Partner Brands group of McDonald's Corporation (of which Chipotle was a part) during 2001. Mr. Kindler serves as a board member for a number of civic, charitable, educational and other organizations. He brings leadership, extensive business, operating, legal and policy, and corporate strategy experience to our Board, as well as tremendous knowledge of the restaurant industry and the fundamentals of our business. Mr. Kindler holds a Bachelor of Arts from Tufts University and a J.D. from Harvard Law School. | 57 | 2012 |



The Board of Directors held four meetings in 2012 and acted by written consent three times. Each director who served as a director for the full year attended at least 75 percent of the meetings of the Board and of committees of which they were members during 2012. Mr. Kindler attended each meeting of the Board in 2012 from and after the date of his appointment to the Board and each meeting of the committees on which he serves from and after the date of his appointment to such committees. The Board has requested that each member attend our annual shareholder meetings absent extenuating circumstances, and all directors attended the 2012 annual meeting of shareholders (other than Mr. Kindler, who had not yet been appointed to the Board at the time of the 2012 annual meeting).

### A Majority of our Board Members are Independent

Our Board of Directors, under direction of the Nominating and Corporate Governance Committee, reviews the independence of our directors to determine whether any relationships, transactions or arrangements involving any director or any family member or affiliate of a director may be deemed to compromise the director's independence from us, including under the independence standards contained in the rules of the NYSE. Based on that review, in March 2013 the Board determined that none of our directors have any relationships, transactions or arrangements that would compromise their independence, except Messrs. Ells and Moran, our Co-Chief Executive Officers. In particular, the Board determined that the registration rights granted to Mr. Baldocchi and Ms. Friedman, as described below under "Certain Relationships and Related Party Transactions," and payments of $750 per semester to Mr. Flanzraich's son, a college student, as part of a marketing program we maintain on college campuses throughout the country, do not constitute relationships that would create material conflicts of interest or otherwise compromise the independence of Messrs. Baldocchi or Flanzraich or Ms. Friedman in attending to their duties as directors. Accordingly, the Board concluded that each director other than Messrs. Ells and Moran qualifies as an independent director.

**Committees of the Board**

Our Board of Directors has three standing committees: (1) the Audit Committee, (2) the Compensation Committee, and (3) the Nominating and Corporate Governance Committee, each composed entirely of persons the Board has determined to be independent as described above, and for members of the Audit Committee, also under the definition included in SEC Rule 10A-3(b)(1). Each committee operates pursuant to a written charter adopted by our Board of Directors which sets forth the committee's role and responsibilities and provides for an annual evaluation of its performance. The charters of all three standing committees are available on the Investors page of our corporate website at *www.chipotle.com* under the Corporate Governance link.

***Audit Committee***

In accordance with its charter, the Audit Committee acts to oversee the integrity of our financial statements and system of internal controls, the annual independent audit of our financial statements, the performance of our internal audit services function, our compliance with legal and regulatory requirements, the implementation and effectiveness of our disclosure controls and procedures, and the evaluation and management of risk issues, and also acts to ensure open lines of communication among our independent auditors, accountants, internal audit and financial management. The committee's responsibilities also include review of the qualifications, independence and performance of the independent auditors, who report directly to the Audit Committee. The committee retains, determines the compensation of, evaluates, and when appropriate replaces our independent auditors and pre-approves audit and permitted non-audit services provided by our independent auditors. The Audit Committee has adopted the "Policy Relating to Pre-Approval of Audit and Permitted Non-Audit Services" under which audit and non-audit services to be provided to us by our independent auditors are pre-approved. This policy is summarized on page 23 of this proxy statement.



The Audit Committee is required to establish procedures to handle complaints received regarding our accounting, internal controls or auditing matters. It is also required to ensure the confidentiality of employees who have provided information or expressed concern regarding questionable accounting or auditing practices. The committee also fulfills the oversight function of the Board with respect to risk management, as described under "Corporate Governance—Role of the Board of Directors in Risk Oversight." The committee may retain independent advisors at our expense that it considers necessary for the completion of its duties.

The Audit Committee held nine meetings in 2012 and acted by written consent two times. The members of the Audit Committee are Messrs. Baldocchi (Chairperson), Charlesworth and Flanzraich. Our Board of Directors has determined that all of the Audit Committee members meet the enhanced independence standards required of audit committee members by regulations of the SEC, and are financially literate as defined in the listing standards of the NYSE. The Board has further determined that Mr. Baldocchi qualifies as an "Audit Committee Financial Expert" as defined in SEC regulations.

No member of the Audit Committee served on more than three audit or similar committees of publicly held companies, including Chipotle, in 2012. A report of the Audit Committee is found under the heading "Audit Committee Report" on page 22.

### *Compensation Committee*

The Compensation Committee oversees our executive compensation policies and programs. In accordance with its charter, the committee determines the compensation of our Co-Chief Executive Officers based on an evaluation of their performance, and approves the compensation level of our other executive officers following an evaluation of their performance and recommendation by the Co-Chief Executive Officers. The manner in which the committee makes determinations as to the compensation of our executive officers is described in more detail below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Overview of Executive Compensation Determinations."

The Compensation Committee charter also grants the committee the authority to: review and make recommendations to the Board with respect to the establishment of any new incentive compensation and equity-based plans; review and approve the terms of written employment agreements and post-service arrangements for executive officers; review our compensation programs generally to confirm that those plans provide reasonable benefits to us; recommend compensation to be paid to our outside directors; review disclosures to be filed with the SEC and distributed to our shareholders regarding executive compensation and recommend to the Board the filing of such disclosures; assist the Board with its functions relating to our compensation and benefits programs generally; and other administrative matters with regard to our compensation programs and policies. The committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the committee, except where such delegation is not allowed by legal or regulatory requirements.

The Compensation Committee has also been appointed by the Board to administer our 2011 Stock Incentive Plan and to make awards under the plan, including as described below under "Executive Officers and Compensation – Compensation Discussion and Analysis—Components of Compensation—Long-Term Incentives." The committee has in some years, including 2012, delegated its authority under the plan to our executive officers to make grants to non-executive officer level employees, within limitations specified by the committee in its delegation of authority.

The Compensation Committee retains outside executive compensation consulting firms to provide the committee with advice regarding compensation matters and to conduct an annual review of our executive compensation programs. For 2012, the committee worked with Compensation Strategies, Inc. on executive compensation matters. Compensation Strategies also occasionally works with our senior human resources staff to provide us with advice on the design of our company-wide compensation programs and policies and other matters relating to compensation, in addition to working with the committee on executive compensation matters. All of the fees paid to Compensation Strategies during 2012 were in connection with the firm's work on executive compensation matters on behalf of the committee. Compensation Strategies was retained pursuant to an engagement letter with the Compensation Committee, and the committee has determined that Compensation Strategies' service to Chipotle does not give rise to any conflict of interest, and considers the firm to have sufficient independence from our company and executive officers to allow it to offer objective advice.



The Compensation Committee held five meetings in 2012 and acted by written consent two times. A report of the committee is found under the heading "Executive Officers and Compensation—Compensation Discussion and Analysis—Compensation Committee Report" on page 43.

### *Compensation Committee Interlocks and Insider Participation*

The members of our Compensation Committee are Ms. Friedman (Chairperson) and Messrs. Flynn and Kindler. There are no relationships between the members of the committee and our executive officers of the type contemplated in the SEC's rules requiring disclosure of "compensation committee interlocks." None of the members of the committee is our employee and no member has been an officer of our company at any time. The Board has determined that each member of the committee qualifies as a "Non-Employee Director" under SEC Rule16b-3 and as an "Outside Director" under Section 162(m) of the Internal Revenue Code of 1986, as amended, and has determined that each member will satisfy the newly-adopted NYSE standards for independence of compensation committee members when they become effective on July 1, 2013. No member of the committee nor any organization of which any member of the committee is an officer or director received any payments from us during 2012, other than the payments disclosed under "—Compensation of Directors" below. See "Certain Relationships and Related Party Transactions" for a description of agreements we have entered into with Ms. Friedman.

***Nominating and Corporate Governance Committee***

The responsibilities of the Nominating and Corporate Governance Committee include reviewing, at least annually, the adequacy of our corporate governance principles and recommending to the Board any changes to such principles as deemed appropriate, and recommending to the Board appropriate guidelines and criteria to determine the qualifications to serve and continue to serve as a director. The Nominating and Corporate Governance Committee identifies and reviews the qualifications of, and recommends to the Board, (i) individuals to be nominated by the Board for election to the Board by our shareholders at each annual meeting, (ii) individuals to be nominated and elected to fill any vacancy on the Board which occurs for any reason (including increasing the size of the Board) and (iii) appointments to committees of the Board.

The committee, at least annually, reviews the size, composition and organization of the Board and its committees and recommends any policies, changes or other action it deems necessary or appropriate, including recommendations to the Board regarding retirement age, resignation or removal of a director, independence requirements, frequency of Board meetings and terms of directors. A number of these matters are covered in our Corporate Governance Guidelines, which the committee also reviews at least annually. The committee also reviews the nomination by our shareholders of candidates for election to the Board if such nominations are within the time limits and meet other requirements established by our bylaws. The committee oversees the annual evaluation of the performance of the Board and its committees and reviews and makes recommendations regarding succession plans for positions held by executive officers.

The Nominating and Corporate Governance Committee held three meetings in 2012. The members of the committee are Mr. Flynn (Chairperson), Ms. Friedman and Mr. Kindler.

**Director Compensation**

Directors who are also employees of Chipotle do not receive compensation for their services as directors. Directors who are not employees of Chipotle receive an annual retainer of $135,000, of which $50,000 is paid in cash and $85,000 is paid in restricted stock units representing shares of our common stock, based on the closing price of the stock on the grant date, which is the date of our annual shareholders meeting each year. Each director who is not an employee of Chipotle also receives a $2,000 cash payment for each meeting of the Board of Directors he or she attends and $1,500 for each meeting of a committee of the Board of Directors he or she attends ($750 in the case of telephonic attendance at an in-person committee meeting). Annual cash retainers are paid to the chairperson of each committee of the Board of Directors as follows: $20,000 for the Audit Committee Chairperson, $10,000 for the Compensation Committee Chairperson, $7,500 for the Nominating and Corporate Governance Committee Chairperson, and $3,000 for the chairperson of any other committee established by the Board of Directors unless otherwise specified by the Board. Directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meetings. We have also adopted a requirement that each non-employee director is expected to own Chipotle common stock with a market value of five times the annual cash retainer within five years of the director's appointment or election to the Board. All directors other than Mr. Kindler, who was appointed to the Board in September 2012, met this requirement as of December 31, 2012. Unvested restricted stock units received as compensation for Board service count as shares owned for purposes of this requirement.

The compensation of each of our non-employee directors in 2012 is set forth below.

| Name | Fees Earned or Paid in Cash | Stock Awards (1) | Total |
|---|---|---|---|
| Albert S. Baldocchi | $91,500 | $85,092 | $176,592 |
| John S. Charlesworth | $71,500 | $85,092 | $156,592 |
| Neil W. Flanzraich | $70,750 | $85,092 | $155,842 |
| Patrick J. Flynn | $77,500 | $85,092 | $162,592 |
| Darlene J. Friedman | $80,000 | $85,092 | $165,092 |
| Jeffrey B. Kindler | $20,288 | $22,683 | $ 42,971 |

(1) Reflects the grant date fair value under FASB Topic 718 of restricted stock units awarded for the equity portion of each director's annual retainer. For the directors other than Mr. Kindler, restricted stock units in respect of 206 shares of common stock were granted on May 31, 2012, and for Mr. Kindler, a pro-rated grant of restricted stock units in respect of 86 shares of common stock were granted on December 3, 2012. The restricted stock units granted in May 2012 were valued at $413.07 per share and those granted in December 2012 were valued at $263.75 per share, in each case equal to the closing price of our common stock on the grant date. The restricted stock units vest on the third anniversary of the grant date subject to the director's continued service as a director through that date. Vesting accelerates in the event of the retirement of a director who has served for a total of six years (including any breaks in service), or in the event the director leaves the Board following certain changes in control of Chipotle. Directors may elect in advance to defer receipt upon vesting of the shares underlying the restricted stock units. Each director other than Mr. Kindler held 1,105 unvested restricted stock units as of December 31, 2012, and Mr. Kindler held 86 unvested restricted stock units as of that date.

## CORPORATE GOVERNANCE



Our Board of Directors has adopted a number of policies to support our values and provide for good corporate governance, including our Corporate Governance Guidelines, which set forth our principles of corporate governance; our Board committee charters; the Chipotle Mexican Grill, Inc. Code of Conduct, which applies to all Chipotle officers, directors and employees; and separate Codes of Ethics for our directors, our Co-Chief Executive Officers and our Chief Financial Officer/principal accounting officer. The Corporate Governance Guidelines, Code of Conduct, and each of the Codes of Ethics are available on the Investors page of our corporate website at www.chipotle.com under the Corporate Governance link.

If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct or our Codes of Ethics that apply to our executive officers, we will satisfy the applicable SEC disclosure requirement by promptly disclosing the nature of the amendment or waiver on the Investors page of our website at www.chipotle.com under the Corporate Governance link.

### Chairman of the Board

Mr. Ells, our founder and Co-Chief Executive Officer, also serves as Chairman of the Board. The Chairman of the Board presides at all meetings of the Board and exercises and performs such other powers and duties as may be periodically assigned to him in that capacity by the Board or prescribed by our bylaws. We believe it is not only appropriate but also important for Mr. Ells to serve as Chairman in addition to serving as Co-Chief Executive Officer. As the founder of our company, he has since our inception been the principal architect of our corporate strategy and vision, and continues to be a primary driving force to keep our company innovative and striving for constant improvement. The Board believes that its oversight responsibilities can be most effectively fulfilled if the Board is led by that same driving force, and also believes that it is appropriate for Mr. Ells to lead the Board due to his being one of the largest individual shareholders of our company.

**Lead Director**

Mr. Baldocchi has served as Lead Director since December 2006. The Board believes that maintaining a Lead Director position held by an independent director ensures that our outside directors remain independent of management and provide objective oversight of our business and strategy. The Lead Director chairs Board meetings during any sessions conducted as executive sessions without employee directors or other employees being present, and also consults with the Chairman, the Co-Chief Executive Officers and the Chief Financial Officer on business issues and with the Nominating and Corporate Governance Committee on Board management. Mr. Baldocchi's term as Lead Director was renewed in December 2009 by all of the independent directors, upon recommendation of the Nominating and Corporate Governance Committee.

**How to Contact the Board of Directors**

Any shareholder or other interested party may contact the Board of Directors, including the Lead Director or the non-employee directors as a group, or any individual director or directors, by writing to the intended recipient(s) in care of Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202, Attention: Corporate Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Our corporate Secretary or general counsel, or their designees, will review and sort communications before forwarding them to the addressee(s), although communications that do not, in the opinion of the Secretary or our general counsel, deal with the functions of the Board or a committee or do not otherwise warrant the attention of the addressees may not be forwarded.

**Executive Sessions**

Non-management directors met in executive session without management at the end of each regularly-scheduled Board meeting during 2012. Mr. Baldocchi, as Lead Director, chaired the non-employee executive sessions of the Board held during 2012. The Board expects to conduct an executive session limited to non-employee Board members at each regularly-scheduled Board meeting during 2013, and independent directors may schedule additional sessions in their discretion.

At regularly-scheduled meetings of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, executive sessions are generally held at the end of each meeting, with only the committee members or the committee members and their advisors present, to discuss any topics the committee members deem necessary or appropriate.



**Director Nomination Process**

The Nominating and Corporate Governance Committee is responsible for establishing criteria for nominees to serve on our Board, screening candidates, and recommending for approval by the full Board candidates for vacant Board positions and for election at each annual meeting of shareholders. The committee's policies and procedures for consideration of Board candidates are described below. Messrs. Baldocchi and Flanzraich and Ms. Friedman, the nominees for election as directors at this year's annual meeting, were recommended to the Board as nominees by the Nominating and Corporate Governance Committee.

The committee considers candidates suggested by its members, other directors, senior management and shareholders. The committee is authorized under its charter to retain, at our expense, search firms, consultants, and any other advisors it may deem appropriate to identify and screen potential candidates. The committee may also retain a search firm to evaluate and perform background reviews on director candidates, including those recommended by shareholders. Any advisors retained by the committee will report directly to the committee.

### *Candidate Qualifications and Considerations*

The committee seeks to identify candidates of high integrity who have a strong record of accomplishment and who display the independence of mind and strength of character necessary to make an effective contribution to the Board and to represent the interests of all shareholders. Candidates are selected for their ability to exercise good judgment and to provide practical insights and diverse perspectives. In addition to considering the Board's and Chipotle's needs at the time a particular candidate is being considered, the committee considers candidates in light of the entirety of their credentials, including:

- Their integrity and business ethics;
- Their strength of character and judgment;
- Their ability and willingness to devote sufficient time to Board duties;
- Their potential contribution to the diversity and culture of the Board;
- Their educational background;
- Their business and professional achievements and experience and industry background, particularly in light of our principal business and strategies;
- Their independence from management, including under requirements of applicable law and listing standards; and
- Relevant provisions of our Corporate Governance Guidelines.

These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time. We do not have a particular policy regarding the diversity of nominees or Board members; rather, the Nominating and Corporate Governance Committee believes that diversity (whether based on factors commonly associated with diversity such as race, gender, national origin, religion or sexual orientation or identity, or on broader principles such as diversity of perspective and experience) is one of many elements to be considered in evaluating a particular candidate.



### *Consideration of Shareholder-Recommended Candidates and Procedure for Shareholder Nominations*

Shareholders wishing to recommend candidates for consideration by the committee must submit to our corporate Secretary the following information: a recommendation identifying the candidate, including the candidate's contact information; a detailed resume of the candidate and an autobiographical statement explaining the candidate's interest in serving on our Board; and a statement of whether the candidate meets applicable law and listing requirements pertaining to director independence. Candidates recommended by shareholders for consideration will be evaluated in the same manner as any other candidates, as described below under "Candidate Evaluation Process," and in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations."

Under our bylaws, shareholders may also nominate candidates for election as a director at our annual meeting. To do so, a shareholder must comply with the provisions of our bylaws regarding shareholder nomination of directors, including compliance with the deadlines described under "Other Business and Miscellaneous—Shareholder Proposals and Nominations for 2014 Annual Meeting—Bylaw Requirements for Shareholder Submission of Nominations and Proposals" on page 55.

### *Candidate Evaluation Process*

The committee initially evaluates candidates in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations," and in doing so may consult with the Chairman, the Lead

Director, other directors, senior management or outside advisors regarding a particular candidate. The committee also takes into account the results of recent Board and Board committee self-evaluations and the current size and composition of the Board, including expected retirements and anticipated vacancies. In the course of this evaluation, some candidates may be eliminated from further consideration because of conflicts of interest, unavailability to attend Board or committee meetings or other reasons. Following the initial evaluation, if one or more candidates were deemed worthy of further consideration, the committee would arrange for interviews of the candidates. To the extent feasible, candidates would be interviewed by the Chairman, the Co-Chief Executive Officers and a majority of committee members, and potentially other directors as well. The results of these interviews would be considered by the committee in its decision to recommend a candidate to the Board. Those candidates approved by the Board as nominees are named in the proxy statement for election by the shareholders at the annual meeting (or, if between annual meetings, one or more nominees may be elected by the Board itself if needed to fill vacancies, including vacancies resulting from an increase in the number of directors).

### Policies and Procedures for Review and Approval of Transactions with Related Persons

We recognize that transactions in which our executive officers, directors or principal shareholders, or family members or other associates of our executive officers, directors or principal shareholders, have an interest may raise questions as to whether those transactions are consistent with the best interests of Chipotle and our shareholders. Accordingly, our Board has adopted written policies and procedures requiring the Audit Committee to approve in advance, with limited exceptions, any transactions in which any person or entity in the categories named above has any material interest, whether direct or indirect, unless the value of all such transactions in which a related party has an interest during a year total less than $10,000. We refer to such transactions as "related person transactions." Current related person transactions to which we are a party are described on page 54.

A related person transaction will only be approved by the Audit Committee if the committee determines that the related person transaction is beneficial to us and the terms of the related person transaction are fair to us. No member of the Audit Committee may participate in the review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.



### Role of the Board of Directors in Risk Oversight

While our executive officers and various other members of management are responsible for the day-to-day management of risk, the Board of Directors exercises an oversight role with respect to risk issues facing our company, principally through considering risks associated with our company strategy as part of its oversight of our overall strategic direction, as well as delegation to the Audit Committee of the responsibility for evaluating enterprise risk issues. Under the terms of its charter, the Audit Committee discusses with management, our internal auditors and our independent auditors our major risk exposures, whether financial, operating or otherwise, as well as the adequacy and effectiveness of steps management has taken to monitor and control such exposures (including, for instance, our internal control over financial reporting). The Audit Committee's oversight of risk management includes its review each year of an annual risk assessment conducted by our internal audit department, which functionally reports to the Audit Committee. The Audit Committee also recommends from time to time that key identified risk areas be considered by the full Board, and individual Board members also periodically ask the full Board to consider an area of risk. In those cases the Board considers the identified risk areas at its regularly-scheduled meetings, including receiving reports from and conducting discussions with the appropriate management personnel.

The Board believes our current leadership structure facilitates its oversight of risk by combining independent leadership through the Lead Director, independent Board committees, and majority independent Board composition, with an experienced Chairman and Co-Chief Executive Officer and additional Co-Chief Executive Officer with intimate knowledge of our business, industry and challenges. The Co-Chief Executive

Officers' in-depth understanding of these matters and levels of involvement in the day-to-day management of Chipotle allow them to promptly identify and raise key risks to the Board, call special meetings of the Board when necessary to address critical issues, and focus the Board's attention on areas of concern. This is effectively balanced by the independent oversight of the Lead Director, independent Board committees, and independent directors as a whole, who can objectively assess the risks identified by the Board or by management, as well as management's effectiveness in managing such risks.

## PROPOSAL B

## AN ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT

As required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to cast an advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our executive officers. We have committed to holding say on pay votes at each year's annual meeting, until at least the annual meeting to occur in 2017.

The say-on-pay vote is advisory and therefore will not be binding on the Compensation Committee, the Board of Directors, or Chipotle. However, the Compensation Committee and Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Please read the "Executive Officers and Compensation" section of this proxy statement before determining how to vote on this proposal. As described in more detail in that section, and particularly under the heading "—Compensation Discussion and Analysis," we believe our compensation programs emphasize performance and accountability while maintaining alignment with shareholder interests.

Our Compensation Committee, which is advised by an independent compensation consultant that does not perform other work for Chipotle, has structured and implemented executive compensation programs that encourage achievement of our objectives and are fundamental to our business strategy and which we believe will build long-term shareholder value. Determinations of base salaries and long-term incentive awards for 2012 were made early in the year and were formulated in light of our past performance, including in particular our extremely strong company and stock price performance during 2011, when our sales growth and total shareholder return were at or above the 96th percentile of our restaurant industry peer group, and net income growth was at the 72nd percentile of the restaurant industry peer group. During 2012, we once again grew significantly and met or exceeded all of the operating and financial performance guidance we announced prior to the beginning of the year. This strong operating performance resulted in payouts under our Annual Incentive Plan that were above target, although not to the same degree as in 2010 and 2011. Against that backdrop, we believe the compensation of our executive officers during 2012 was appropriate.

It is important to note that, although the total compensation of each of our executive officers as reflected in the Summary Compensation Table has increased significantly over the past three years, that amount does not reflect compensation actually realized by each officer. Rather, the increase from 2010 to 2011 and 2012 was attributable largely to a significant increase in our stock price over the relevant period, which had the effect of substantially increasing the economic value computed for stock-only stock appreciation rights, or SOSARs, awarded in each successive year, and which resulted in a substantial majority of the increases in total compensation reported from 2010 to 2011 and 2012. The economic value of SOSARs, which is used for the accounting expense to be recognized in connection with the awards as well as the amount of compensation to be reported under the SEC's rules in connection therewith, does not reflect amounts actually realized by the recipients. Instead, amounts will only be realizable in respect of those awards following a vesting period, and only if our stock price increases from the grant date to the date of exercise. Our Compensation Committee believes that this makes stock appreciation rights an inherently performance-based form of compensation, and therefore makes these awards one of the principal foundations of the compensation of our executive officers, consistent with our pay-for-performance philosophy. For additional discussion regarding amounts realized by our executive officers from the exercise of SOSARs during 2012, please see the final paragraph beginning on page 32 under "Executive Officers and Compensation—Compensation Discussion and Analysis—Executive Summary."

Accordingly, our Board asks that you vote in favor of the following shareholder resolution:

> "RESOLVED, that the compensation of the executive officers of Chipotle Mexican Grill, Inc. as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis section, compensation tables and related material in the company's proxy statement, are hereby approved."

**The Board of Directors recommends a vote FOR the say-on-pay proposal.**

## PROPOSAL C

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has engaged Ernst & Young LLP as independent auditors to audit our consolidated financial statements for the year ending December 31, 2013 and to perform other permissible, pre-approved services. As a matter of good corporate governance, we are requesting that shareholders ratify the Audit Committee's appointment of Ernst & Young LLP as independent auditors. If shareholders do not ratify the appointment of Ernst & Young LLP, the committee will reevaluate the appointment.

The committee has adopted a policy which sets out procedures that the committee must follow when retaining the independent auditor to perform audit, review and attest engagements and any engagements for permitted non-audit services. This policy is summarized below under "Policy for Pre-Approval of Audit and Permitted Non-Audit Services" and will be reviewed by the Audit Committee periodically, but no less frequently than annually, for purposes of assuring continuing compliance with applicable law. All fees paid to Ernst & Young LLP for the years ended December 31, 2012 and 2011 were pre-approved by the Audit Committee in accordance with this policy.

Ernst & Young LLP has served as our independent auditors since 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

### INDEPENDENT AUDITORS' FEE

The aggregate fees and related reimbursable expenses for professional services provided by Ernst & Young LLP for the years ended December 31, 2012 and 2011 were:

| Fees for Services | 2012 | 2011 |
|---|---|---|
| Audit Fees (1) | $567,850 | $523,453 |
| Audit-Related Fees (2) | 2,149 | 2,149 |
| Tax Fees | — | — |
| All Other Fees (3) | 34,974 | — |
| Total Fees | $604,973 | $525,602 |

(1) Includes fees and expenses related to the fiscal year audit and interim reviews, notwithstanding when the fees and expenses were billed or when the services were rendered. Audit fees also include fees and expenses, if any, related to SEC filings, comfort letters, consents, comment letters and accounting consultations.

(2) Represents fees for a subscription to an Ernst & Young online service used for accounting research purposes.

(3) Represents reimbursement of costs and expenses in connection with litigation and regulatory proceedings.

**The Board of Directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.**

## AUDIT COMMITTEE REPORT

With regard to the fiscal year ended December 31, 2012, the Audit Committee (i) reviewed and discussed with management our audited consolidated financial statements as of December 31, 2012 and for the year then ended; (ii) discussed with Ernst & Young LLP, the independent auditors, the matters required by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; (iii) received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee regarding independence; and (iv) discussed with Ernst & Young LLP their independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC.

The Audit Committee:

Albert S. Baldocchi, Chairperson
Neil W. Flanzraich
John S. Charlesworth

## POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Board of Directors has adopted a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to Chipotle by its independent auditors. This policy provides that the Audit Committee must pre-approve all audit, review and attest engagements and may do so on a case-by-case basis or on a class basis if the relevant services are predictable and recurring. Any internal control-related service may not be approved on a class basis, but must be individually pre-approved by the committee. The policy prohibits the provision of any services that the auditor is prohibited from providing under applicable law or the standards of the PCAOB.

Pre-approvals on a class basis for specified predictable and recurring services are granted annually at or about the start of each fiscal year. In considering all pre-approvals, the committee may take into account whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor. The committee reviews the scope of services to be provided within each class of services and imposes fee limitations and budgetary guidelines in appropriate cases.

The committee may pre-approve a class of services for the entire fiscal year. Pre-approval on an individual service basis may be given or effective only up to six months prior to commencement of the services.

The committee periodically reviews a schedule of fees paid and payable to the independent auditor by type of covered service being performed or expected to be provided. Our Chief Financial Officer is also required to report to the committee any non-compliance with this policy of which he becomes aware. The committee may delegate pre-approval authority for individual services or a class of services to any one of its members, provided that delegation is not allowed in the case of a class of services where the aggregate estimated fees for all future and current periods would exceed $500,000. Any class of services projected to exceed this limit or individual service that would cause the limit to be exceeded must be pre-approved by the full committee. The individual member of the committee to whom pre-approval authorization is delegated reports the grant of any pre-approval by the individual member at the next scheduled meeting of the committee.

## PROPOSAL D

## PROPOSAL TO APPROVE THE CHIPOTLE MEXICAN GRILL, INC. 2014 CASH INCENTIVE PLAN

### Introduction

We are asking that our shareholders approve a new Chipotle Mexican Grill, Inc. 2014 Cash Incentive Plan. If approved by shareholders, the 2014 Cash Incentive Plan would replace the Chipotle Mexican Grill, Inc. Amended and Restated 2006 Cash Incentive Plan, as last amended and approved by our shareholders on May 21, 2008.

We have structured the 2014 Cash Incentive Plan in a manner that is intended to allow the Compensation Committee to grant "performance-based compensation" that is exempt from the $1 million deduction limitation under Section 162(m) of the Internal Revenue Code. We are submitting the plan for shareholder approval at the meeting so that payments made to our executive officers under the plan (the amount of which we intend to be determined under our Annual Incentive Plan, as described below under "Executive Compensation—Compensation Discussion and Analysis—Components of Compensation—Annual Incentives") may qualify as performance-based compensation that is fully deductible for federal income tax purposes.

If approved by shareholders at the meeting, bonuses to be paid to our executive officers and key employees under the AIP, beginning with our 2014 fiscal year, will be covered by and paid in accordance with the 2014 Cash Incentive Plan. Payments under the 2014 Cash Incentive Plan will be contingent upon our achieving the performance goal established in the plan (as further described below under "Performance Goal"). No additional disclosure or approval of the performance goal under the 2014 Cash Incentive Plan will be required in the future unless the Compensation Committee of our Board, which will administer the plan, changes the material terms of the performance goal or other material terms of the 2014 Cash Incentive Plan.

If shareholders do not approve the 2014 Cash Incentive Plan, our Compensation Committee will be unable to grant annual cash incentive opportunities that will be exempt from the $1 million deduction limitation under Section 162(m) after this annual shareholder meeting.

A copy of the 2014 Cash Incentive Plan, as proposed, is attached to this proxy statement as Annex A, and this discussion is qualified in its entirety by reference to the full text of the plan document.



### Description of the 2014 Cash Incentive Plan

The significant features of the 2014 Cash Incentive Plan are described below.

#### *Administration*

Our Compensation Committee will administer the 2014 Cash Incentive Plan and have the authority to grant awards upon such terms, not inconsistent with the terms of the plan, as it considers appropriate. In addition, the committee will have complete authority to interpret all provisions of the plan, to adopt, amend, and rescind rules and regulations pertaining to the administration of the plan, to make all other determinations necessary or advisable for its administration, and to reduce or eliminate, in its discretion, the amount of any award otherwise payable under the plan.

#### *Eligibility*

Only executive officers and key employees are eligible to participate under the 2014 Cash Incentive Plan. Currently, we expect that approximately 15 of our employees will participate in the plan for the 2014 calendar year.

### *Performance Goal*

Participants will receive awards under the 2014 Cash Incentive Plan whose payout will be contingent upon our attaining positive operating income for the fiscal year, as presented in our consolidated audited financial statements but excluding (i) restructuring and/or other nonrecurring charges; (ii) exchange rate effects, as applicable, for non-US dollar denominated net sales and operating earnings; (iii) the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) the effects to any statutory adjustments to corporate tax rates and (v) the impact of any "extraordinary items" as determined under generally accepted accounting principles. The committee will not have the authority to amend or modify the performance goal.

### *Performance Period*

The 2014 Cash Incentive Plan will cover each of our fiscal years beginning with 2014.

### *Payment of Awards*

All awards under the 2014 Cash Incentive Plan for a fiscal year will be paid in cash (or, in the sole discretion of the Compensation Committee, in shares of our common stock under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan or other equity compensation plan that has been approved by our shareholders) following the end of our fiscal year, provided that the committee has previously certified that the performance goal was attained. The maximum amount paid under the plan to any participant with respect to any annual award will be $8.0 million, though the committee may, in its discretion, provide for payments in lesser amounts, including zero. The committee may not waive the achievement of the performance goal.

We are establishing the plan as an "umbrella plan." It is the Compensation Committee's current intention that it will exercise negative discretion so that the payment amount due under the plan upon meeting the performance goal described above will be determined in a manner consistent with how we pay bonuses determined via the AIP, as described below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Components of Compensation—Annual Incentives."

### *Termination of Employment*

The 2014 Cash Incentive Plan generally requires that a participant be actively employed at the end of a fiscal year to receive payment for that year. If a participant's employment ends during a fiscal year due to retirement with the Board's consent, death or permanent disability, the committee will have the discretion to approve payment of up to a pro rata portion of the award payment that the participant would have received if employed throughout the fiscal year.

### *Amendment and Termination*

The Compensation Committee or Board may amend, suspend or terminate the 2014 Cash Incentive Plan from time to time. An amendment will be subject to the approval of our shareholders only if such approval is necessary so that payments under the plan may qualify as "performance-based compensation" exempt from the $1 million deduction limitation under Section 162(m). The Compensation Committee may exercise discretion to make an incentive payment for the fiscal year in which a change in control, as defined for purposes of Section 162(m), of the Company occurs.

### *Recovery for Misconduct*

If the Board or the Compensation Committee determines that a participant has engaged in certain types of misconduct defined in the plan, the Board or committee may, subject to limitations in the plan, require forfeiture, in whole or in part, of payment of any award that has been previously approved for payment under the plan which remains in whole or in part unpaid, and/or demand that the participant pay to us in cash the amount of certain prior payments received by the participant under the plan. The plan also provides that if we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirements under the securities laws, participants shall return us, or forfeit if not yet paid, the amount of any payment received with respect to an award under the plan during the three-year period preceding the date on which we are required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the participant under the accounting restatement as determined by the committee in accordance with any applicable "clawback requirements" under applicable securities laws, regulations or securities exchange listing conditions, or any policy adopted by the committee pursuant to any such requirements.

### *Federal Income Tax Consequences*

All cash payments made under the 2014 Cash Incentive Plan are taxable to the participant when received. While we intend that payments made under the plan will be fully deductible when paid, there are operational requirements that must be met in order to qualify for the Section 162(m) performance-based exception, and there is no guarantee that amounts will in fact be deductible.

### *New Plan Benefits*

The specific individuals who will be granted awards under the 2014 Cash Incentive Plan will be determined by the Compensation Committee, subject to limits on the maximum amounts that may be awarded to any individual as described above. Future awards to be received by or allocated to particular individuals under the plan are not presently determinable. Amounts paid to participants under the Amended and Restated 2006 Cash Incentive Plan for the 2012 fiscal year, as determined under the terms of the AIP, are set forth below.

| Name and Position | Dollar Value |
|---|---|
| Steve Ells, Chairman and Co-Chief Executive Officer | $2,404,864 |
| Monty Moran, Co-Chief Executive Officer | $2,061,312 |
| Jack Hartung, Chief Financial Officer | $ 781,402 |
| Bob Blessing, Chief Development Officer | $ 287,207 |
| Mark Crumpacker, Chief Marketing Officer | $ 308,888 |
| Executive Officers as a Group | $5,843,673 |
| Non-employee Directors as a Group | $ — |
| Non-officer Employees as a Group | $ 472,466 |

**The Board of Directors recommends a vote FOR the approval of the Chipotle Mexican Grill, Inc. 2014 Cash Incentive Plan.**

## PROPOSAL E

## PROPOSAL TO APPROVE AMENDMENTS TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE CLASSIFICATION OF OUR BOARD OF DIRECTORS

We are asking that shareholders approve an amendment to our Amended and Restated Certificate of Incorporation to eliminate the classification of our Board of Directors over a three year period and provide for an annual election of all directors beginning with the 2016 annual meeting of shareholders.

Our existing certificate of incorporation provides for our Board to be divided into three classes. Each director serves a three year term and continues in office until a successor has been elected and qualified, subject to the director's earlier resignation, retirement or removal from office. As a result, only one third of the Board stands for election each year—an arrangement commonly known as a "classified" or "staggered" board.

Although our Board has long believed that a classified Board is in the best interests of Chipotle, its shareholders and our long-term value creation, in response to a shareholder proposal at the 2012 annual meeting, our shareholders voted in favor of a resolution encouraging the Board to eliminate the classified Board. In response, our Board carefully considered the advantages and disadvantages of maintaining a classified Board, including consideration of the views of shareholders as expressed in the advisory vote at the 2012 annual meeting, and determined to adopt the proposed certificate of amendment and recommend that shareholders approve it.

If the proposed amendment to our certificate of incorporation is approved, the classification of our Board will be phased out beginning with our annual meeting of shareholders in 2014, such that all directors will be elected to one year terms beginning with our annual meeting of shareholders in 2016. No term of an existing director would be shortened or otherwise modified as a result of adoption of the proposed amendment. Any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for the remaining term of that class.

Under Delaware law, unless otherwise provided in a company's certificate of incorporation, directors serving on a classified board may only be removed by shareholders for cause, while directors serving on a non-classified board may be removed by shareholders with or without cause. As a result, approval of the proposed amendment will also result in the ability of our shareholders to remove a director from the Board with or without cause from and after the 2016 annual meeting of shareholders. Consistent with our existing certificate of incorporation, any removal of a director (whether before or after the 2016 annual meeting of shareholders) will require a vote of not less than 66 and 2/3 percent of the voting power of our outstanding common stock.

If shareholders do not vote to approve the proposed amendment, the Board will remain classified and the directors will continue to be elected to serve three year terms, subject to their earlier death, resignation or removal. In addition, removal of directors by the shareholders would continue to be permissible only for cause.

This description of the proposed amendment to our certificate of incorporation is qualified in its entirety by reference to, and should be read in conjunction with, the full text of our certificate of incorporation, as amended by the proposed Certificate of Amendment attached to this proxy statement as Annex B.

**The Board of Directors recommends a vote FOR the proposed amendment to our Amended and Restated Certificate of Incorporation.**

## PROPOSAL F

## AN ADVISORY VOTE ON A SHAREHOLDER PROPOSAL

Proposal F is a shareholder proposal. If the shareholder proponent, or representative who is qualified under state law, is present at the annual meeting and submits the proposal for a vote, the proposal will be voted upon. The shareholder proposal and related supporting statement are included in this proxy statement as submitted by the proponent and we accept no responsibility for their contents. The Board's statement in opposition to the proposal is presented immediately following the proposal and supporting statement. The name and address of the proponent and the amount of stock owned by the proponent will be provided to any shareholder making an oral or written request for such information to our corporate Secretary at our headquarters.

**Proposal Encouraging Adoption of a Policy Restricting the Acceleration of Vesting of Equity Awards in the Event of a Change in Control of Chipotle**

RESOLVED, The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 401 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

**Supporting Statement**

Chipotle Mexican Grill allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, if the five senior executives had been terminated without cause after a change of control, or if they had departed for good reason, they would have been eligible to receive almost $200 million in unvested stock-only stock appreciation rights and performance shares, based on the stock price at the end of 2011, with over $73 million apiece going to the two co-CEOs.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other S&P 500 corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

**Statement in Opposition by our Board of Directors**

The Compensation Committee of our Board of Directors has taken great care to structure an executive compensation program that rewards our executive officers for performance, and the committee believes that our compensation programs have played an important role in driving our extraordinary growth. Taking these considerations into account, our Board does not believe that the inflexible policy being advanced in this proposal should displace the careful, deliberate, expertly-informed business judgment of a Compensation Committee that is intimately familiar with our executive officer team and our business. Accordingly, the Board recommends that you vote AGAINST the proposal. A more detailed explanation of the Board's reasoning follows.

*The provisions that the proposal seeks to prohibit are one component of a broad-based equity compensation program that we believe has successfully driven dramatic increases in shareholder value.* The Compensation Committee carefully designs compensation programs to encourage the creation of shareholder value. One element of these programs is the broad-based award of stock-only stock appreciation rights, or SOSARs, including SOSAR awards to top-performing employees at virtually all levels of our company, generally on an annual basis. We believe this aligns the interests of our employees and shareholders—an alignment that is important at all levels, but is absolutely critical at the executive officer level. The terms regarding termination and change in control matters in our SOSAR awards are the same for employees at all levels of our company, and have been formulated by the committee to provide fair and reasonable rewards to recipients when shareholder value is created.

We have described elsewhere in this proxy statement, including in the section entitled "Executive Officers and Compensation – Compensation Discussion and Analysis," how our equity compensation programs have rewarded performance and encouraged the creation of significant shareholder value. The shareholder proponent's Statement in Support of its proposal suggests that the amounts to which our executive officers would have been entitled, in the event of termination as of December 31, 2011 and following a change in control, may be "windfall awards that have nothing to do with . . . performance." To the contrary, had the executive officers realized the amounts recited in the proponent's Statement in Support, the amounts would have resulted from increases in our market capitalization from approximately $1.7 billion as of the grant date for the oldest awards reflected in the proponent's numbers, to approximately $10.6 billion as of the date used to calculate the total amounts that would have been realized. The executive officers' realization (on a pre-tax basis) of $197.9 million from the creation of up to $8.8 billion in shareholder value would represent a collective realization by the officers of less than 2.25% of the value created, which in the committee's view would be a fair and appropriate reward for the officers' success in driving gains for all shareholders. And in any event, in light of the extraordinary stock price performance driving these gains and the important role played by top-performing executives in driving business performance, and therefore stock returns, the shareholder proponent's suggestion that such rewards would "have nothing to do with a senior executive's performance" is inaccurate.

*The "double-trigger" acceleration terms of Chipotle's SOSAR and other equity awards are common in the market and reasonably balance the interests of the company, its shareholders and its key leaders.* Our equity awards only provide for acceleration of vesting following a change in control if the employment of the recipient is terminated within close proximity to the change in control, or if the award would otherwise be terminated following the change in control. We believe that, and have been advised by an independent outside compensation consultant that, these terms are quite customary, notwithstanding the proponent's recitation of a few large companies that have adopted policies similar to those in the proposal.

*The "double-trigger" acceleration terms of Chipotle's SOSAR and other equity awards can be critically important in retaining executives if a change in control is pending.* Change in control transactions involve an extended period during which such transactions are negotiated or remain pending. During that period, officers may have a strong incentive to seek opportunities elsewhere in light of the uncertainties surrounding a change in control transaction. Departure of a senior executive can be disruptive, and may be extraordinarily so during the pendency of a change in control transaction—particularly if a proposed or announced transaction is not consummated. The likelihood of an executive losing focus or departing for other opportunities during the pendency of a change in control transaction can be greatly minimized by providing incentives for officers to remain employed through the change in control. Restricting the value realizable from equity awards, which are one important source of such incentives, may therefore not be in the best interests of shareholders. This is especially true for companies that, like Chipotle, do not have employment or severance agreements providing executives with benefits in connection with a change in control.

*The "double-trigger" acceleration terms of Chipotle's SOSAR and other equity awards avoid penalizing executives for a change in control that is in the interests of shareholders.* Providing for accelerated vesting in the event of termination following a change in control ensures that senior executives are not penalized with a loss of equity compensation awards that could occur from consummation of the change in control transaction. Such transactions are in many cases in the best interests of a company's shareholders as a whole, and in the committee's view it would be unwise to create disincentives for the executive officer team to work towards consummation of such a transaction. Furthermore, a change in control transaction may be outside the control of executive officers, and in those circumstances it would be unfair for officers to lose the potential for rewards that would otherwise be due them had the change in control not occurred or had their employment continued for a meaningful period of time following the change in control. This is particularly true in cases such as ours, where equity awards are made in part to reward past performance, and where the vast majority of equity compensation is in the form of SOSARs, which are inherently performance-based. Moreover, allowing for only *pro-rata* vesting up to the time of an executive's termination may deprive the executive of the potential for rewards that are properly attributable to the executive's tenure, such as where implementation of a significant new strategy or development of a new concept—which may in fact be the primary basis for the change in control transaction to begin with—begins to pay off only after the executive's departure.

*Adoption of the policy being proposed would limit the flexibility of the committee in structuring compensation, which may not be in the best interests of the company and its shareholders.* Although the committee may determine in particular circumstances that it would be inappropriate for an equity award to include a provision allowing, in at least some circumstances, for the full acceleration of an equity award in the event of termination of the recipient's employment following a change in control, the policy proposed by the shareholder proponent would rob the committee of its discretion to include such provisions in *any* awards. The committee should not have such constraints. Depriving the committee of its discretion to structure appropriate equity compensation terms could adversely impact the committee's ability, for example, to make awards to top-performing executive officers as an incentive to remain with Chipotle rather than pursuing other opportunities, or to attract qualified candidates for open officer positions at Chipotle.

For these reasons, the Board and the Compensation Committee believe that a blanket policy restricting the terms of our equity awards in the manner proposed by this resolution would not be in the best interests of shareholders.



**The Board of Directors recommends a vote AGAINST the shareholder proposal.**

# EXECUTIVE OFFICERS AND COMPENSATION

## EXECUTIVE OFFICERS

In addition to Steve Ells, our Chairman of the Board and Co-Chief Executive Officer, and Monty Moran, our Co-Chief Executive Officer, each of whose biographies are included under the heading "Information Regarding the Board of Directors," our executive officers are as follows:

*John R. (Jack) Hartung*, 55, is Chief Financial Officer and has served in this role since 2002. In addition to having responsibility for all of our financial and reporting functions, Mr. Hartung also oversees IT; safety, security and risk; and compensation and benefits. Mr. Hartung joined Chipotle after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

*Robert (Bob) N. Blessing Jr.*, 69, was appointed Chief Development Officer as of February 1, 2010. Mr. Blessing came to Chipotle in 1999 as a regional director, and opened our first restaurant in the Northeast region. His role expanded thereafter to include responsibility for additional markets, and from 2005 to 2008 he led our entire Northeast and Central regions. From May 2008 though February 1, 2010, he served as our Restaurant Support Officer, providing field support for our marketing as well as overseeing our five regional directors and our purchasing function. Before coming to Chipotle, he served in executive leadership roles at a number of food service and restaurant companies, including Vie de France Retail and Restaurant Bakery, Franchise Management Corporation (an Arby's franchisee), and Thompson Hospitality (a contract food service company). Mr. Blessing has Bachelors and Masters degrees in business administration/economics from the University of Cincinnati.

*Mark Crumpacker*, 50, was appointed Chief Marketing Officer in January 2009. From December 2002 until December 2008 Mr. Crumpacker was Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, and prior to that served as creative director and in other leadership roles for a variety of design and media companies. Mr. Crumpacker attended the University of Colorado and received his B.F.A. from the Art College of Design in Pasadena, California.

## COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives and principles underlying our executive compensation programs, outlines the material elements of the compensation of our executive officers, and explains the Compensation Committee's determinations as to the actual compensation of our executive officers for 2012. In addition, this Compensation Discussion and Analysis is intended to put into perspective the tables and related narratives which follow it regarding the compensation of our executive officers.

### Executive Summary

The fundamental aim of our executive compensation program is to reward our executive officers for the creation of shareholder value. The Compensation Committee of our Board seeks to achieve this objective through a program consisting of the following principal components:

- Base salaries, which are determined subjectively based on each executive's contributions, individual performance, and level of experience;
- Annual cash bonuses determined under our company-wide Annual Incentive Plan, or AIP, which provides for variable payouts based on achievement against a number of operating and financial performance goals approved by the committee at the beginning of each year, as well as subjective evaluations of individual performance; and

- Equity compensation awards, primarily in the form of annual awards of stock-only stock appreciation rights, or SOSARs, which are inherently performance based since the grantees only realize compensation in connection with the awards if our stock price increases over a multi-year period following the date of the award.

We believe our executive compensation programs have contributed significantly to our significant growth and strong business performance. The following table demonstrates our performance on key growth and profitability measures over the past three years:

| | Annual Company Performance | | | | | |
|---|---|---|---|---|---|---|
| | Total Restaurants | Increase from Prior Year | Sales | Increase from Prior Year | Net Income | Increase from Prior Year |
| 2012 | 1,410 | 15% | $2,731,224 | 20% | $278,000 | 29% |
| 2011 | 1,230 | 13% | $2,269,548 | 24% | $214,945 | 20% |
| 2010 | 1,084 | 13% | $1,835,922 | 21% | $178,981 | 41% |

Our performance relative to our restaurant industry peer group (the composition of which is further described below under "Overview of Executive Compensation Decisions—Market Data") has also generally been strong in the areas of sales growth, net income growth, and total shareholder return. The following table illustrates our relative performance in each of these areas as a percentile of the peer group over the one, three and five year periods ended December 31, 2012, computed (for the periods greater than one year) based on the compound annual growth rate of each measure.

| | Performance Versus Peer Group—One, Three and Five Year Periods Ended December 31, 2012 | | |
|---|---|---|---|
| | Sales Growth | Net Income Growth | Total Shareholder Return |
| 5 years | 97th percentile | 100th percentile | 73rd percentile |
| 3 years | 97th percentile | 84th percentile | 96th percentile |
| 1 year | 96th percentile | 87th percentile | 4th percentile |

Proxy Statement

The compensation of our executive officers has been determined in light of, and has been significantly driven by, this overall strong performance.

Although the performance of our common stock during 2012 was disappointing, it illustrated the benefits of our long-term incentive program being heavily weighted towards the use of SOSARs. Although the awards of SOSARs made in early 2012, as well as those made in 2010 and 2011, had a computed value for financial statement accounting and disclosure purposes (as reflected under "Option Awards" in the Summary Compensation Table below) that was significant in dollar terms, our executive officers only realize value from the awards if the price of our common stock appreciates. Due to declines in the price of our common stock during the second half of 2012, the SOSARs granted in 2012 are significantly "underwater," with the exercise price of the SOSARs being $371.63, as compared to our stock price of $319.42 as of March 21, 2013. The "in-the-money" value of unexercised SOSARs granted in earlier years also declined significantly as a result of declines in the price of our common stock during 2012. Unless our stock price appreciates to exceed the exercise price of the 2012 SOSARs, the officers will not receive any value from the awards, notwithstanding the dollar value reflected in the Summary Compensation Table. Likewise, increases in our stock price will increase the value of earlier SOSAR awards and decreases in our stock price will decrease their value. This closely aligns the interests of our executive officers and our shareholders as a whole, and therefore strongly correlates with the pay for performance philosophy that guides our executive compensation programs.

Our officers realized significant value during 2012 by exercising SOSARs granted in 2008, 2009 and 2010, as illustrated under "Option Awards" in the Option Exercises and Stock Vested in 2012 table below. The value realized in connection with these exercises was attributable to substantial increases in our stock price since the grant date of the awards. Our market capitalization was $9.2 billion as of the end of 2012, as compared to approximate market capitalizations of $3.4 billion as of the grant date of SOSARs awarded in 2008, $1.7 billion as of the grant date of SOSAR awarded in 2009, and $3.3 billion as of the grant date of SOSAR awarded in 2010. We believe our officers' collective realization of value representing (on a pre-tax basis) 2.12% of the average growth in our market capitalization from the grant dates of the exercised awards through the end of 2012 represents appropriate compensation for tremendous performance, irrespective of non-cash accounting values attributed to the awards and recognized in our financial statements and compensation disclosures. This realization of value also further illustrates the manner in which our long-term incentive program rewards the creation of shareholder value.

During 2012, the committee also continued its practice, first initiated in 2011, to include a performance vesting condition in addition to time-based vesting in half of the SOSARs granted to the executive officers. The committee believes that the addition of vesting conditions requiring our achievement of stated levels of cumulative cash flow from operations during the term of the award increases the connection between rewards to our officers and our company's business performance, helping to restrict the rewards attributable solely to a robust stock market if our business performance is lacking. To further bolster the performance-based foundation of our compensation program, the committee also approved changes to the award agreements for 2012 SOSAR awards, including those made to the executive officers, to provide for a "clawback" in the event listing standards applicable to us in the future require the recovery of compensation received in connection with the awards.

Consistent with our intent to maintain a performance-based compensation system for all of our employees, including our executive officers, the total compensation of each executive officer is weighted heavily towards at-risk elements of compensation: annual AIP bonuses, SOSAR awards, and performance shares. For 2012, these performance-based elements accounted for between 80 percent and 93 percent of the total compensation reflected for each executive officer in the Summary Compensation Table below.

Additional detail regarding our executive compensation programs, policies and procedures, as well as the actual compensation of our executive officers in 2012, follows.

### Compensation Philosophy and Objectives

Our philosophy with regard to the compensation of our employees, including our executive officers, is to reinforce the importance of performance and accountability at the corporate, regional and individual levels. We strive to provide our employees with meaningful rewards while maintaining alignment with shareholder interests, corporate values, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Compensation Committee believes our compensation philosophy to be best effectuated by designing compensation programs and policies to achieve the following specific objectives:

- Attracting, motivating, and retaining highly capable executives who are vital to our short- and long-term success, profitability, and growth;
- Aligning the interests of our executives and shareholders by rewarding executives for the achievement of strategic and other goals that we believe will enhance shareholder value; and
- Differentiating executive rewards based on actual performance.

The committee believes that these objectives are most effectively advanced when a significant portion of each executive officer's overall compensation is in the form of at-risk elements such as incentive bonuses and long-term incentive-based compensation, which should be structured to closely align compensation with actual performance and shareholder interests.

The committee's philosophy in structuring executive compensation rewards is that performance should be measured by comparing our company performance to market-wide performance in our industry, as well as subjectively evaluating each executive officer's performance. See "—Overview of Executive Compensation Determinations—Market Data" below.

In structuring and approving our executive compensation programs, as well as policies and procedures relating to compensation throughout our company, the committee also considers risks that may be inherent in such programs, policies and procedures. The committee has determined that it is not likely that our compensation programs, policies and procedures will have a material adverse effect on our company.

**Overview of Executive Compensation Determinations**

In setting compensation for our executive officers, the committee assesses our performance, focusing in particular on our growth and shareholder return in relation to other companies in our industry over the prior three years. This assessment is described in more detail below under "—Discussion of Executive Officer Compensation Decisions—Assessment of Company Performance." In conjunction with its review of our performance, the committee also reviews each executive officer's individual circumstances, including tally sheet information reflecting the cash and equity-based compensation paid to each executive officer in each year since the officer started work with us (or since 1998 in the case of Mr. Ells, our Chairman and Co-Chief Executive Officer), as well as the accumulated value of all cash and equity-based compensation awarded to each executive officer. The committee also conducts discussions with our Co-Chief Executive Officers regarding the performance of our other executive officers, and meets in executive sessions to discuss the performance of the Co-Chief Executive Officers.

The committee does not "benchmark" the compensation of any of our executive officers in the traditional sense. Rather, to supplement its review of each executive officer's historical compensation and performance as well as overall company performance, the committee also refers to market data on executive compensation. From this data, the committee determines what it believes to be competitive market practice and approves individual compensation levels by reference to its assessment of market compensation, together with historical compensation levels, subjective assessments of individual performance and other subjective factors.

At our annual meeting in May 2012, we held our second annual "say-on-pay" vote, an advisory vote on the compensation disclosed for our executive officers, in which approximately 79 percent of the votes cast were in favor of our executive compensation as disclosed in the proxy statement for the meeting. The Compensation Committee believes the level of support evidenced by the 2012 say-on-pay vote reflects a belief by the holders of a majority of our outstanding common stock that our compensation programs are appropriate and are consistent with our pay for performance philosophy. Accordingly, the Committee determined that the say-on-pay vote did not warrant significant changes to our determinations of executive compensation. The Committee will continue to consider the outcome of the Company's future say-on-pay votes when making compensation decisions for the named executive officers.

The committee's outside compensation consultant, Compensation Strategies, also provides input on compensation decisions, including providing comparisons to market levels of compensation as described below under "—Market Data."



***Market Data***

The committee believes the investment community generally assesses our company performance by reference to other companies in the restaurant industry, and our management team and Board also reference such peer company performance in analyzing and evaluating our business. Accordingly, calibrating compensation by reference to our relative performance against, and levels of executive compensation at, companies in the restaurant industry allows for the most meaningful comparisons of our actual performance against our peers and of our executive compensation programs and practices against competitive market practice. The committee further believes that this ensures that compensation packages for our executive officers are structured in a manner rewarding superior operating performance and the creation of shareholder value.

The restaurant peer group used for these purposes is generally comprised of all publicly-traded companies in the Global Industry Classification Standard, or GICS, restaurant industry with annual revenues greater than $500 million, excluding McDonald's Corporation due to its substantially greater size than us. At the time the committee made its initial executive compensation decisions for 2012, the companies included in the peer group were as follows: Biglari Holdings, Inc., BJ's Restaurants, Inc., Bob Evans Farms, Inc., Brinker International, Inc., Buffalo Wild Wings, Inc., Carrols Restaurant Group, Inc., CEC Entertainment, Inc., The Cheesecake Factory Incorporated, Cracker Barrel Old Country Store, Inc., Darden Restaurants, Inc., Denny's Corp., DineEquity Inc., Domino's Pizza Inc., Jack In The Box Inc., O'Charley's Inc., P.F. Chang's China Bistro, Inc., Panera Bread Company, Papa Johns International Inc., Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc., Sonic Corp., Starbucks Corporation, Texas Roadhouse Inc., The Wendy's Company and Yum! Brands, Inc. The committee reviews the composition of the restaurant industry peer group periodically and will make adjustments to the peer group in response to changes in the size or business operations of Chipotle and of companies in the peer group, companies in the peer group being acquired or taken private, and other companies in the GICS restaurant industry becoming public.

Data drawn from the restaurant peer group is adjusted by using regression analysis to eliminate variations in compensation level attributable to differences in size of the component companies. Compensation Strategies, the committee's independent executive compensation consultant, performs this analysis.

### Components of Compensation

The committee believes that by including in each executive officer's compensation package incentive-based cash bonuses tied to individual performance and our financial and operating performance, as well as equity-based compensation where the reward to the executive is based on the value of our common stock, it can reward achievement of our corporate goals and the creation of shareholder value. Accordingly, the elements of our executive compensation are base salary, annual incentives, long-term incentives, and certain benefits and perquisites. The committee seeks to allocate compensation among these various components for each executive officer to emphasize pay-at-risk elements, with reference to market practice, in order to promote our pay-for-performance philosophy.

#### *Base Salaries*

We pay a base salary to compensate our executive officers for services rendered during the year, and also to provide them with income regardless of our stock price performance, which helps avoid incentives to create short-term stock price fluctuations and mitigates the impact of forces beyond our control such as general economic and stock market conditions. We do not have written employment agreements with any of our executive officers and therefore do not have contractual commitments to pay any particular level of base salary. Rather, the committee reviews the base salary of each executive officer at least annually and adjusts salary levels as the committee deems necessary or appropriate, based on the recommendations of our Co-Chief Executive Officers for each of the other officers. Base salaries are typically adjusted during the first quarter of each year. Base salaries are administered in a range around the 50th percentile of the market, while also taking into account an individual's performance, experience, development and potential, and internal equity issues. The committee anticipates that this range could extend from the 25th percentile and below for executive officers newer to their role, in a developmental period, or not meeting expectations, to the 90th percentile or higher for truly exceptional performers in critical roles who consistently exceed expectations.

The base salaries set for the executive officers for 2012 are discussed below under "—Discussion of Executive Officer Compensation Decisions—Base Salaries."

### *Annual Incentives*

We have designed, and the Compensation Committee oversees, an annual performance-based cash bonus program for all of our full-time regional and corporate employees, including our executive officers. We call this program our "Annual Incentive Plan," or "AIP." Bonuses under the AIP are based on the achievement of pre-established performance measures that the committee determines to be important to the success of our operations and financial performance, and therefore to the creation of shareholder value.

Early in each year, we set a target AIP bonus for each eligible employee, including approval by the committee of the target bonus for each executive officer. Consistent with our overall compensation policies and philosophy, target AIP bonuses as a percent of each executive officer's base salary are set in a range around the 50th percentile of the market. Individual targeted amounts can also be increased or decreased based on subjective individual considerations such as level of responsibility, experience and internal equity issues.

Following completion of our year-end financial statements and each executive officer's annual performance evaluation, actual bonuses are determined by applying to each executive officer's target bonus a formula that increases or decreases the payout amount based on performance against the AIP measures approved by the committee.

The committee may in some years also approve discretionary bonuses to reward particularly strong individual achievement or overall performance. In some years this is accomplished via a discretionary adjustment to the AIP terms at the time final payouts are determined, and in some years discretionary bonuses are determined outside the parameters of the AIP.

See "—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2012 AIP Payouts" below for a discussion of AIP bonuses for 2012.

### *Long-Term Incentives*

We use long-term incentives as determined by the committee to be appropriate to motivate and reward our executive officers for superior levels of performance, to align the interests of the executive officers with those of the shareholders through the delivery of equity, and to add a retention element to the executive officers' compensation. Eligibility for long-term incentives is generally limited to individuals who can have a substantial impact on our long-term success, as well as high potential individuals who may be moving into roles that may have a substantial impact in the future.

Long-term incentive awards are made under our 2011 Stock Incentive Plan, under which we are authorized to issue stock options, restricted stock or other equity-based awards denominated in shares of our common stock. The plans are administered by the Compensation Committee, and the committee makes grants directly to our executive officers, and is authorized to delegate the authority to make awards to employees other than the executive officers. The committee also sets the standard terms for awards under the plans each year.

The long-term incentive awards made in 2012 are described below under "—Discussion of Executive Officer Compensation Decisions—Stock Appreciation Rights Granted during 2012" and "—Performance Shares Granted during 2010."

One portion of our long-term incentive awards consists of stock-only stock appreciation rights, or SOSARs. We believe SOSARs align the economic interests of our employees, including our executive officers, with those of our shareholders by reserving a portion of shareholder value creation for our employees. SOSARs also closely tie compensation to corporate performance because these awards do not offer value unless our stock price increases. We also believe that the terms the committee has set for our SOSARs strike an appropriate balance between rewarding our employees for building shareholder value and limiting the dilutive effect to our shareholders of our equity compensation programs. SOSARs require the issuance of fewer shares in respect of each award than do stock options, because only the shares representing the appreciation over the exercise price of the SOSARs are issued upon exercise, whereas upon the exercise of a stock option all of the shares subject to the option are issued. As a result, SOSARs minimize dilution as compared to equivalent grants of stock options. All options and SOSARs have had, and all SOSARs or similar awards we grant in the future will have, an exercise price equal to no less than the closing market price of our common stock on the date of the grant.

The other portion of each executive officer's long-term incentive award consists of performance shares. The committee believes that having a portion of each executive's long-term incentive in the form of full-value shares is best correlated with performance by including a performance vesting condition on the awards. 2012 marked completion of the second year of the three-year performance period associated with performance shares awarded in 2010. See "Outstanding Equity Awards at December 31, 2012" below, which reflects the performance share awards to each executive officer. Payout of the awards will be determined following completion of the third quarter of 2013.

The committee's policy is generally to make SOSAR grants only on an annual basis, within five business days following our public release of financial results for the previous year. SOSARs are granted outside of this annual award cycle only in exceptional circumstances, such as in the case of certain key hires. The committee may in exceptional circumstances determine to make additional equity awards at other times during the year.

Because our practice has been to make periodic performance share awards designed to compensate performance over a multi-year performance period, the compensation reported for each executive officer in the Summary Compensation Table below will reflect additional compensation expense in the years in which performance share are granted. In light of these fluctuations, and because we have most recently made performance share awards with a fixed three year performance period, the committee believes the compensation of our executive officers should be reviewed and evaluated on a three-year basis in order to assess the relative mixture of each officer's equity and cash compensation.

***Benefits and Perquisites***

We provide our executive officers with access to the same benefits we provide all of our full-time employees. We also provide our officers with perquisites and other personal benefits that we believe are reasonable and consistent with our compensation objectives, and with additional benefit programs that are not available to all employees throughout our company.


Proxy Statement

Perquisites are generally provided to help us attract and retain top performing employees for key positions, and in some cases perquisites are designed to facilitate our executive officers bringing maximum focus to what we believe to be demanding job duties. In addition to the perquisites identified in notes to the Summary Compensation Table below, we have occasionally allowed executive officers to be accompanied by a guest when traveling for business on an airplane chartered by us. Executive officers have also used airplanes that are available to us through our charter relationship for personal trips; in those cases the executive officer has fully reimbursed us for the cost of personal use of the airplane. Our executive officers are also provided with personal administrative and other services by company employees from time to time, including scheduling of personal appointments, performing personal errands, and use of company-provided drivers. We believe that the perquisites we provide our executive officers are consistent with market practices, and are reasonable and consistent with our compensation objectives.

We have also established a non-qualified deferred compensation plan for our senior employees, including our executive officers. The plan allows participants to defer the obligation to pay taxes on certain elements of their compensation while also potentially receiving earnings on deferred amounts. We believe this plan is an important retention and recruitment tool because it helps facilitate retirement savings and financial flexibility for our key employees, and because many of the companies with which we compete for executive talent provide a similar plan to their key employees.

### Discussion of Executive Officer Compensation Decisions

***Assessment of Company Performance***

The committee generally sets the base salaries of, and makes long-term incentive awards to, the executive officers in February of each year. In making these decisions, the committee references our company performance primarily by comparing our sales growth, net income growth and total shareholder return over the preceding three-year period to the same measures for the restaurant peer group described above. In February 2012, the committee referred to these performance measures, as set forth in the "Executive Summary" above. This assessment of company performance is only one factor used by the committee in making compensation decisions, as described in more detail below, but does play a significant role in the committee's decision-making, consistent with our pay-for-performance philosophy. Because of our strong performance in 2011 and prior years relative to market-wide performance in our industry, the committee generally set compensation levels for our executive officers for 2012 in the upper end of the ranges that the committee believed to be appropriate for each executive officer.

***Base Salaries***

To set base salary levels for 2012 for our executive officers, the committee considered the existing base salary of each officer, as well as each officer's contribution level and effectiveness in his role, and the range of base salaries at our peer companies. As a result of our strong performance in 2011 and prior years as compared to the restaurant peer group as described above under "—Assessment of Company Performance," and additionally based on the committee's subjective determinations as to each officer's individual performance and contribution to our significant growth, the committee made a determination to increase each executive's base salary. The committee set Mr. Ells's 2012 base salary at $1,400,000, Mr. Moran's at $1,200,000, Mr. Hartung's at $606,528, Mr. Blessing's at $400,680, and Mr. Crumpacker's at $359,640. The difference in the base salaries of Mr. Moran and Mr. Ells is attributable to Mr. Moran serving in the office of Co-Chief Executive Officer only since the beginning of 2009, whereas Mr. Ells has served as Chief Executive Officer since our inception. The differences in salary between the Co-Chief Executive Officers and the other executive officers are attributable to the committee's belief in the tremendous importance of strong leadership at the chief executive officer level as well as to the level of impact of the contributions made by the Co-Chief Executive Officers to our success.



***Annual Incentives—AIP Structure***

The formula to determine payouts under the AIP consists of a company performance factor, a team performance factor, and an individual performance factor, each stated as a percentage by which an executive officer's target payout amount will be adjusted to determine actual cash bonuses. The formula can be expressed as follows:

(AIP Bonus Target X Company Performance Factor) X 30% X Team Performance Factor +
(AIP Bonus Target X Company Performance Factor) X 70% X Individual Performance Factor

For our development employees (including our Chief Development Officer), the team factor is weighted at 50 percent and the individual factor is weighted at 50 percent.

In most years, each of the company, team and individual performance factors could be adjusted downward to zero based on company, team or individual performance, which could result in no AIP bonuses being paid or an individual's AIP bonus being significantly reduced. While adjustments downward have generally been much less significant, the potential for one or more factors to be significantly reduced ensures that AIP bonuses will be significantly reduced or not paid at all if our performance falls far short of our expectations, and enables us to avoid unduly rewarding employees not contributing to our success.

We include the company performance factor in the calculation to reward participating employees when our company performs well, which we believe focuses employees on improving corporate performance and aligns the interests of our employees with those of our shareholders. We include the team performance factor to promote teamwork and to provide rewards based on the areas of the company in which a participant can make the most impact. We include the individual performance factor to emphasize individual performance and accountability. Each of these components can reduce award levels when we, one of our "team" units, or an employee participating in the AIP don't perform well, which further promotes accountability. We believe that as a whole, this structure results in the AIP rewarding our top performers, consistent with our goal of building shareholder value.

To determine the company and team performance factors for each year, during the first quarter of the year the committee approves targeted performance levels for a number of financial or operating measures (on a company-wide basis for the company performance factor and for each of our operating regions for the team performance factor), and key initiatives for improving our company during the year. The AIP formulas are structured so that achievement at the targeted level of each financial and operating measure and achievement (as determined subjectively by the committee) of the key initiatives would result in company and team performance factors that would result in payout at 100 percent—in other words, at target. Achievement above or below the targeted financial and operating measures, and over- or under-achievement of the key initiatives as determined subjectively by the committee, results in adjustments upward or downward to the company and team performance factors, on a scale for each measure approved by the committee at the beginning of the year. The company and team performance factors to determine payouts are calculated after the conclusion of the year by referencing actual company and regional performance on each of the relevant financial and operating measures, and on the key initiatives, to the scales approved by the committee, with any adjustments that the committee deems to be appropriate to account for unforeseen factors during the year. The company performance factor and the team performance factor for most corporate-level employees, including the executive officers other than the Chief Development Officer, are capped at 150 percent. The team performance factor for most corporate-level employees, including the executive officers other than the Chief Development Officer, is the average of the regional team performance factors, subject to adjustment based on other variables considered by the committee relating to our corporate employees. The team performance factor for our Chief Development Officer is based on company-wide measures established specifically for the development department.

The individual performance factor is a function of the individual employee's performance rating for the year. The precise individual performance factor is set from zero to 130 percent following completion of the employee's performance review, within a range of percentages associated with the employee's performance rating. The committee evaluates the performance of the Co-Chief Executive Officers to determine each of their individual performance factors, and approves individual performance factors for each other executive officer after considering recommendations from the Co-Chief Executive Officers, in each case based on a subjective review of each officer's performance for the year.

The committee also sets maximums each year for the company, team and individual performance factors. The committee may, in its discretion, authorize a deviation from the parameters set for any particular performance factor in order to account for exceptional circumstances and ensure that AIP bonuses further the objectives of our compensation programs.



***Annual Incentives—2012 AIP Payouts***

The committee set the target annual AIP payouts for each executive officer during the first quarter of 2012, based in part by reference to the historical compensation of each officer, each officer's performance during the year, and median target bonuses for comparable positions within the restaurant industry peer group. While the AIP parameters generally allow for maximum payouts equal to 204 percent of the target award, which the committee believes is adequate to reward achievement of outstanding results and motivate our employees to drive superior performance, the AIP parameters for development employees (including Mr. Blessing), place a greater weight on team performance and allow for a higher team performance factor. The committee approved this plan design in recognition of the coordinated group effort needed to effectively drive strong new restaurant openings, and as a result, the maximum AIP payout to development employees (including Mr. Blessing) is 248 percent of the target award.

For 2012, as with past years, the four measures the committee selected to be used in determining the company and team performance factors were income from operations (prior to accrual for AIP payouts), new restaurant average daily sales, comparable restaurant sales increases, and new restaurant weeks of operation. Targeted performance for each measure (which would result in no adjustment to the company performance factor) was set at $456.0 million for operating income, $4,350 for new restaurant average daily sales, comparable restaurant sales increases of eight percent, and 4,080 new weeks of operation. Consistent with our pay-for-performance philosophy these targets represented stretch goals, the achievement of which would have generally resulted in our financial results exceeding the base-level forecast results in our 2012 operating plan and equaling or exceeding the full-year 2012 guidance we publicly issued to investors. Performance on operating income was weighted most heavily in the computation of the company performance factor, because we believe profitability is the most important measure of our success and driver of shareholder value.

In order to provide a strong incentive towards superior performance, the adjustment scales for the company performance factor were set such that overachievement against each goal would have resulted in upward adjustments at a higher rate than the rate at which equivalent levels of underachievement would have resulted in downward adjustments.

The targeted performance and adjustments for each of these measures on a regional level, other than new restaurant weeks of operation, were used to calculate the team performance factor for corporate-level employees as well, except that the team performance factor for development employees, including Mr. Blessing, was based on eight company-wide measures specific to the development department. The regional performance targets and variance adjustments were set at the regional level consistent with the scales described above for the company performance factor. We do not disclose operating results on a region-by-region basis. The measures used for the development department's team performance factor were new restaurant average daily sales at a similar target level to the target for the company performance factor, new restaurant development costs for Chipotle restaurants in North America, which were targeted at $798,799, 184 new restaurant openings, and measures of restaurant reinvestment costs, the number of potential restaurant sites added to our pipeline, opening of 54 A-model restaurants, and subjectively-determined key initiatives related to the department. Disclosure of the targeted new restaurant reinvestment and the number of restaurant sites added to our pipeline would subject us to competitive harm. The targeted number of restaurant sites added to our pipeline represented an expansion of our real estate pipeline to a level that would enable us to open restaurants at a higher rate than, and at a rate that we believe would allow our profit growth to exceed the profit growth of, our competitors. It would also represent an ability to capitalize on a relatively high percentage of the suitable restaurant sites that we believe become available in a given year. Targeted new restaurant reinvestment costs represented a low cost of operations that would require high quality in initial builds. As such, we believe these targets represented a challenge to our development team members, including Mr. Blessing, and although achievable, we believe meeting the targets was substantially uncertain at the time they were set.



The key initiatives targeted for 2012 were developing Restaurateurs, developing outstanding crew, increasing effectiveness of field support staff, improving restaurant throughput, treasuring every customer, and development of our future growth opportunities. The committee's discretionary determination of our level of achievement against these initiatives results in a specified adjustment to the company performance factor, though the adjustment attributable to the key initiatives is set at a maximum of five percent in either direction, considerably less than most other metrics impacting the company performance factor.

Our actual results for 2012 exceeded the targeted operating income measure by about four percent, exceeded targeted new restaurant average daily sales by about eight percent, and exceeded targeted new weeks of operation by about four percent. Performance on these measures offset our falling short of target comparable restaurant sale increases by nearly one percentage point. As a result, 2012 AIP bonuses throughout the company were based on a company performance factor of 128 percent.

With regard to the team performance factor, exceptionally strong regional performance in most regions offset only moderate results in two regions, leading to a team performance factor of 144 percent for corporate employees (including each executive officer other than Mr. Blessing), and our strong performance with respect to new restaurant sales and new restaurant reinvestment costs led to a team performance factor of 118 percent for corporate employees in our development group (including Mr. Blessing).

The committee determined the individual performance factor for each executive officer in view of the performance we achieved versus our targets and relative to our peers during 2012, and taking into account our strong restaurant growth and continued profitability growth even as our size has increased substantially in recent years. Using its subjective assessment of each executive's performance and overall contributions to our results and to positioning us for continued success, the committee arrived at individual performance factors that were used to calculate the final AIP payouts.

As a result of the plan design and performance determinations described above, total 2012 AIP bonus payouts to the executive officers were 143 to 172 percent of targeted bonuses. The actual bonuses paid to the executive officers under the AIP are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below.

***Long-Term Incentives—SOSAR Grants During 2012***

On February 6, 2012, the committee approved annual SOSAR grants to the executive officers as well as a broader population of key employees and top performers. The exercise price of the SOSARs is $371.63, the closing price of our common stock on the date the committee approved the grants.

The committee based the number of SOSARs awarded to each executive officer on its determination of company performance and each officer's individual performance, as well as the size of SOSAR awards made to each executive officer in past years. In evaluating company performance, the committee considered our outperformance of substantially all of the companies in the restaurant industry peer group on the basis of sales growth and total shareholder return for 2011, as well as on our extremely strong performance as compared to the peer group with respect to net income growth for 2011. Evaluation of each officer's individual performance involved a subjective assessment by the committee of each executive officer's impact on and value to our business, as well as the individual's position and length of tenure.

Based on these determinations, and taking into consideration the number of SOSARs awarded to each officer in recent years, the committee made a subjective determination to grant the same number of SOSARs to each officer as in past years, except that Mr. Crumpacker's award size was increased by 2,000 shares in recognition of his continued growth in his role and his increased contributions to the officer team. In arriving at the size of SOSAR awards for 2012, the committee considered in particular that the economic value computed for these awards, which is used for the accounting expense to be recognized and the amount of compensation to be reported under the SEC's rules in connection with the awards, would be above the top end of our restaurant industry peer group. The committee believed that to be appropriate in light of the remarkable period of profitable growth over which our executive officers have presided, and the committee's belief that that growth was attributable substantially to the contributions of the officers. Moreover, rather than considering the value of these awards solely on the basis of the computed economic value for accounting and SEC reporting purposes (which has nothing to do with the amount of reward actually realized from the award), it is also important to consider that SOSARs reserve for the recipients a portion of the shareholder value created subsequent to receipt of the award. Because rewards from SOSARs will only be received if the stock price appreciates, they only result in realized rewards if shareholder value is created. The awards to each executive equate to the potential for each executive to share in between 0.48% (for our co-CEO's) and 0.05% (for our Chief Development Officer and Chief Marketing Officer) of the overall value created over the term of the award, based on the percentage of total outstanding shares of common stock represented by each SOSAR award. We believe that this is an appropriate allocation of shareholder value creation as between our overall shareholder base and the executive officer team.

The committee also considered that reducing the size of the SOSAR awards as compared to awards made in previous years would effectively decrease the proportion of shareholder value creation reserved for the officers in the 2012 awards, and therefore would represent a reduction in the compensation potential of the awards at a time when the officers were driving superb company performance, which would not be consistent with the pay for performance philosophy underlying the committee's executive compensation determinations. As a result of the committee's analysis, it approved awards of 150,000 SOSARs to Mr. Ells and Mr. Moran, 50,000 SOSARs to Mr. Hartung, and 16,000 SOSARs to Mr. Blessing, and Mr. Crumpacker.

As with SOSARs granted in 2011 and to include an additional performance element to the SOSARs, the committee determined to impose performance vesting criteria on half of the SOSARs awarded to each executive officer. Vesting for these Performance SOSARs is contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than the second and third anniversary of the grant date (with half of each Performance SOSAR subject to each such limit date). The committee believes that the cumulative cash flow from operations targets add an additional performance-based element to awards that, as discussed above, are already dependent on performance in order to return value to the recipient. This further reinforces the pay for performance philosophy on which our compensation programs are based.

### Executive Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for our executive officers. These guidelines are intended to ensure that our executive officers retain ownership of a sufficient amount of Chipotle stock to align their interests in a meaningful way with those of our shareholders. Alignment of our employees' interests with those of our shareholders is a principal purpose of the equity component of our compensation program.

The ownership guidelines, reflected as a targeted number of shares to be owned, are presented below. The guidelines are reviewed for possible adjustment each year and may be adjusted by the committee at any time.

| Position | # of shares |
|---|---|
| Co-Chief Executive Officers | 31,000 |
| Chief Financial Officer | 7,000 |
| Other executive officers | 3,000 |

Shares underlying unvested restricted stock or restricted stock units count towards satisfaction of the guidelines, while shares underlying SOSARs (whether vested or unvested) and unearned performance shares do not count. Executive officers who do not meet the guidelines are allowed five years to acquire the requisite number of shares to comply. All of our executive officers meet the stock ownership guidelines. We have adopted a policy prohibiting our directors and certain employees, including all of the executive officers, from hedging their Chipotle stock ownership or pledging their shares of Chipotle stock as collateral for loans.



### Tax and Other Regulatory Considerations

#### *Code Section 162(m)*

Section 162(m) of the Internal Revenue Code provides that compensation of more than $1,000,000 paid to the chief executive officer or to certain other executive officers of a public company will not be deductible for federal income tax purposes unless amounts above $1,000,000 qualify for one of several exceptions. The committee's primary objective in designing executive compensation programs is to support and encourage the achievement of our company's strategic goals and to enhance long-term shareholder value. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that will be fully deductible under Section 162(m). However, a substantial portion of each covered executive officer's compensation remains deductible under Section 162(m).

We have implemented the Amended and Restated 2006 Cash Incentive Plan as an umbrella plan under which the AIP bonuses are paid in order to ensure that we can deduct the amount of the payouts from our reported income under Section 162(m). Under the 2006 plan, the committee sets maximum bonuses for each executive officer and other key employees. If the bonus amount determined under the AIP for participants in the 2006 plan is lower than the maximum bonus set under the 2006 plan, the committee has historically exercised discretion to pay the lower AIP bonus rather than the maximum bonus payable under the 2006 plan. In instances where the committee has determined to pay bonuses in excess of those determined under the AIP, such additional bonuses were paid under the 2006 plan and, in combination with AIP bonuses, were less than the maximum bonuses fixed under the 2006 plan.

The 2014 Cash Incentive Plan being proposed for approval in proposal D will, if approved, replace the 2006 plan, which will be terminated and of no further effect following the payouts for the 2013 plan year.

***Accounting Rules***

Various rules under generally accepted accounting principles determine the manner in which we account for equity-based compensation in our financial statements. The committee may consider the accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB Topic 718) of alternative grant proposals when determining the form and timing of equity compensation grants to our executive officers. The accounting treatment of such grants, however, is not generally determinative of the type, timing, or amount of any particular grant of equity-based compensation the committee determines to make.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

The Compensation Committee.

Darlene J. Friedman, Chairperson
Patrick J. Flynn
Jeffrey B. Kindler

## SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary | Stock Awards (1) | Option Awards (2) | Non-Equity Incentive Plan Compensation (3) | All Other Compensation (4) | Total |
|---|---|---|---|---|---|---|---|
| Steve Ells ............... | 2012 | $1,380,769 | — | $15,742,500 | $2,404,864 | $213,163 | $19,741,296 |
| *Chairman and Co-Chief* | 2011 | $1,280,769 | — | $15,286,500 | $2,652,000 | $172,302 | $19,391,571 |
| *Executive Officer* | 2010 | $1,180,769 | $4,400,800 | $ 5,902,500 | $2,448,000 | $163,801 | $14,095,870 |
| Monty Moran ............ | 2012 | $1,180,769 | — | $15,742,500 | $2,061,312 | $161,869 | $19,146,450 |
| *Co-Chief Executive Officer* | 2011 | $1,080,769 | — | $15,286,500 | $2,244,000 | $148,458 | $18,759,728 |
| | 2010 | $ 971,154 | $4,400,800 | $ 5,902,500 | $2,040,000 | $135,052 | $13,449,506 |
| Jack Hartung ............ | 2012 | $ 597,888 | — | $ 5,247,500 | $ 781,402 | $169,267 | $ 6,796,057 |
| *Chief Financial Officer* | 2011 | $ 553,600 | — | $ 5,095,500 | $ 859,248 | $147,656 | $ 6,656,004 |
| | 2010 | $ 510,385 | $2,200,400 | $ 1,967,500 | $ 795,600 | $146,654 | $ 5,620,539 |
| Bob Blessing (5) ......... | 2012 | $ 394,972 | — | $ 1,679,200 | $ 287,207 | $ 98,802 | $ 2,460,181 |
| *Chief Development Officer* | 2011 | $ 366,962 | — | $ 1,630,560 | $ 393,446 | $ 78,987 | $ 2,469,955 |
| | 2010 | $ 345,192 | $ 605,110 | $ 629,600 | $ 370,286 | $ 98,415 | $ 2,048,603 |
| Mark Crumpacker ........ | 2012 | $ 354,517 | — | $ 1,679,200 | $ 308,888 | $110,995 | $ 2,453,600 |
| *Chief Marketing Officer* | 2011 | $ 328,961 | — | $ 1,426,740 | $ 339,660 | $ 78,927 | $ 2,174,288 |
| | 2010 | $ 309,692 | $ 605,110 | $ 511,550 | $ 301,860 | $ 78,273 | $ 1,806,485 |

(1) Amounts under "Stock Awards" in 2010 represent the grant date fair value under FASB Topic 718 of performance shares awarded in 2010 and for which vesting was considered probable as of the grant date.

(2) Amounts under "Option Awards" represent the grant date fair value under FASB Topic 718 of SOSARs awarded in the relevant year. See Note 5 to our audited consolidated financial statements for the year ended December 31, 2012, which are included in our Annual Report on Form 10-K filed with the SEC on February 8, 2013, for descriptions of the methodologies and assumptions we use to value SOSAR awards and the manner in which we recognize the related expense pursuant to FASB ASC Topic 718.

(3) Amounts under "Non-Equity Incentive Plan Compensation" represent the amounts earned under the AIP for the relevant year, as described under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—AIP Structure" and "—2012 AIP Payouts."

(4) Amounts under "All Other Compensation" for 2012 include the following:

- Matching contributions we made on the executive officers' behalf to the Chipotle Mexican Grill, Inc. 401(K) plan as well as the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan, in the aggregate amounts of $161,311 for Mr. Ells, $137,004 for Mr. Moran, $58,681 for Mr. Hartung, $37,037 for Mr. Blessing, and $27,780 for Mr. Crumpacker. See "Non-Qualified Deferred Compensation for 2012" below for a description of the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.
- Company car costs, which include the depreciation expense recognized on company-owned cars or lease payments on leased cars (in either case less employee payroll deductions), insurance premiums, and maintenance and fuel costs, or a monthly car allowance for officers who elect under the standard terms of our company-wide company car program to receive an allowance rather than a company car. Company car costs for Mr. Ells were $26,846, for Mr. Hartung were $28,329, for Mr. Blessing were $25,737, and for each other officer were less than $25,000.
- Housing costs, including monthly rent and utilities payments, of $32,066 for Mr. Hartung, $30,000 for Mr. Blessing, and $39,041 for Mr. Crumpacker.
- $24,070 for Mr. Ells, $10,593 for Mr. Hartung, $24,115 for Mr. Crumpacker, and less than $10,000 for each other executive officer for reimbursement of taxes payable in connection with taxable perquisites under rules of the Internal Revenue Service.
- Commuting expenses, which include air fare, airport parking and ground transportation relating to travel between home and our company headquarters, for Mr. Hartung totaling $36,162.
- Legal fees and related expenses of $2,500 or less for each of Mr. Moran, Mr. Hartung and Mr. Crumpacker.

(5) Mr. Blessing became Chief Development Officer in February 2010.

## GRANTS OF PLAN-BASED AWARDS IN 2012

| Name | Grant Date | Award Description | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($) | Target ($) | Maximum ($) | All Other Option Awards: Number of Securities Underlying Options (2) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards (3) |
|---|---|---|---|---|---|---|---|---|
| Steve Ells | 2/6/12 | SOSARs | | | | 75,000 | $371.63 | $7,871,250 |
| | 2/6/12 | Performance SOSARs | | | | 75,000 | $371.63 | $7,871,250 |
| | 2/6/12 | AIP | $0 | $1,400,000 | $2,856,000 | | | |
| Monty Moran | 2/6/12 | SOSARs | | | | 75,000 | $371.63 | $7,871,250 |
| | 2/6/12 | Performance SOSARs | | | | 75,000 | $371.63 | $7,871,250 |
| | 2/6/12 | AIP | $0 | $1,200,000 | $2,448,000 | | | |
| Jack Hartung | 2/6/12 | SOSARs | | | | 25,000 | $371.63 | $2,623,750 |
| | 2/6/12 | Performance SOSARs | | | | 25,000 | $371.63 | $2,623,750 |
| | 2/6/12 | AIP | $0 | $ 454,896 | $ 927,988 | | | |
| Bob Blessing | 2/6/12 | SOSARs | | | | 8,000 | $371.63 | $ 839,600 |
| | 2/6/12 | Performance SOSARs | | | | 8,000 | $371.63 | $ 839,600 |
| | 2/6/12 | AIP | $0 | $ 200,340 | $ 495,842 | | | |
| Mark Crumpacker | 2/6/12 | SOSARs | | | | 8,000 | $371.63 | $ 839,600 |
| | 2/6/12 | Performance SOSARs | | | | 8,000 | $371.63 | $ 839,600 |
| | 2/6/12 | AIP | $0 | $ 179,820 | $ 366,833 | | | |

(1) Each executive officer was entitled to a cash award to be paid under our Amended and Restated 2006 Cash Incentive Plan, although as a matter of practice the Compensation Committee exercises discretion to pay each executive officer a lesser amount determined under the AIP as described under "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives." Amounts under Threshold reflect that no payouts would be paid under the AIP if achievement against company targets under the AIP were sufficiently below target. Amounts under Target reflect the target AIP bonus, which would have been paid to the executive officer if each of the company performance factor, team performance factor and individual performance factor under the AIP had been set at 100 percent. Amounts under Maximum reflect the AIP bonus which would have been payable had each of the company performance factor, team performance factor and individual performance factor been at the maximum level. Actual AIP bonuses paid are reflected in the "Non-Equity Incentive Plan Compensation" column of the table labeled Summary Compensation Table above.

(2) All equity awards are denominated in shares of common stock, and were granted under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan. See "Terms of 2012 Equity-Based Awards" below for a description of the vesting terms for the SOSARs and Performance SOSARs granted during 2012.

(3) See Note 5 to our audited consolidated financial statements for the year ended December 31, 2012, which are included in our Annual Report on Form 10-K filed with the SEC on February 8, 2013, for descriptions of the methodologies and assumptions we use to value SOSAR and performance share awards pursuant to FASB Topic 718. The grant date fair value of equity awards is included in the "Stock Awards" or "Option Awards" columns of the Summary Compensation Table above for each executive officer for 2012.

### Terms of 2012 Equity-Based Awards

Each SOSAR represents the right to receive shares of common stock in an amount equal to (i) the excess of the market price of the common stock at the time of exercise over the exercise price of the SOSAR, divided by (ii) the market price of the common stock at the time of exercise. The exercise price of the SOSARs, $371.63, is equal to the closing price of our common stock on the date the committee approved the grants. One half of the SOSARs granted to each officer are subject to vesting in equal amounts on the second and third anniversary of the grant date, and the remaining half are subject to vesting contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than the second and third anniversary of the awards (with half of each Performance

SOSAR subject to each such time-based vesting date). Vesting of all of the SOSARs may also accelerate as described in the footnotes to the Equity Award Vesting table appearing below under "Potential Payments Upon Termination or Change-in-Control." We filed the form of SOSAR Agreements for these grants as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on April 20, 2012.

## OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price | Option Expiration Date | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested |
| Steve Ells | — | 75,000(1) | $103.79 | 2/16/2017 | 10,000(2) | $2,974,600(3) |
| | — | 75,000(4) | $268.73 | 2/11/2018 | | |
| | — | 75,000(5) | $268.73 | 2/11/2018 | | |
| | — | 75,000(6) | $371.63 | 2/6/2019 | | |
| | — | 75,000(7) | $371.63 | 2/6/2019 | | |
| Monty Moran | — | 75,000(1) | $103.79 | 2/16/2017 | 10,000(2) | $2,974,600(3) |
| | — | 75,000(4) | $268.73 | 2/11/2018 | | |
| | — | 75,000(5) | $268.73 | 2/11/2018 | | |
| | — | 75,000(6) | $371.63 | 2/6/2019 | | |
| | — | 75,000(7) | $371.63 | 2/6/2019 | | |
| Jack Hartung | — | 25,000(1) | $103.79 | 2/16/2017 | 5,000(2) | $1,487,300(3) |
| | — | 25,000(4) | $268.73 | 2/11/2018 | | |
| | — | 25,000(5) | $268.73 | 2/11/2018 | | |
| | — | 25,000(6) | $371.63 | 2/6/2019 | | |
| | — | 25,000(7) | $371.63 | 2/6/2019 | | |
| Bob Blessing | — | 8,000(1) | $103.79 | 2/16/2017 | 1,375(2) | $ 409,008(3) |
| | — | 8,000(4) | $268.73 | 2/11/2018 | | |
| | — | 8,000(5) | $268.73 | 2/11/2018 | | |
| | — | 8,000(6) | $371.63 | 2/6/2019 | | |
| | — | 8,000(7) | $371.63 | 2/6/2019 | | |
| Mark Crumpacker | 6,500 | 6,500(1) | $103.79 | 2/16/2017 | 1,375(2) | $ 409,008(3) |
| | — | 7,000(4) | $268.73 | 2/11/2018 | | |
| | — | 7,000(5) | $268.73 | 2/11/2018 | | |
| | — | 8,000(6) | $371.63 | 2/6/2019 | | |
| | — | 8,000(7) | $371.63 | 2/6/2019 | | |

(1) SOSARs vested in full on February 16, 2013.

(2) Represents shares issuable under the 2010 performance share awards, assuming achievement at the threshold level of cumulative total cash flow from operations through September 30, 2013.

(3) Based on the closing stock price of our common stock on December 31, 2012 of $297.46 per share.

(4) One half of these SOSARs vested on February 11, 2013; the remaining half will vest on February 11, 2014, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(5) Vesting of these Performance SOSARs is contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than February 11, 2013 and 2014 (with half of each Performance SOSAR subject to each such time-based vesting date). Half of these Performance SOSARs vested in full on February 11, 2013. Vesting of the remaining unvested Performance SOSARs may accelerate as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(6) These SOSARs will vest in equal amounts on February 6, 2014 and 2015, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(7) Vesting of these Performance SOSARs is contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than February 6, 2014 and 2015 (with half of each Performance SOSAR subject to each such time-based vesting date). Vesting of these Performance SOSARs may accelerate as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

## OPTION EXERCISES AND STOCK VESTED IN 2012

The following table provides summary information about SOSARs exercised by our executive officers during 2012 and shares of restricted stock that vested during 2012.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise** | **Value Realized on Exercise (1)** | **Number of Shares Acquired on Vesting** | **Value Realized on Vesting (2)** |
| Steve Ells | 150,000 | $46,907,200 | — | — |
| Monty Moran | 176,000 | $55,453,580 | — | — |
| Jack Hartung | 77,300 | $24,657,145 | — | — |
| Bob Blessing | 20,000 | $ 6,202,080 | — | — |
| Mark Crumpacker | 10,000 | $ 3,302,200 | 13,600 | $4,593,264 |

(1) Based on the amount by which the closing price of our common stock on the date of exercise exceeded the exercise price of the SOSARs.

(2) Based on the closing price of our common stock on the date of vesting.


Proxy Statement

## NON-QUALIFIED DEFERRED COMPENSATION FOR 2012

The Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan permits eligible management employees who elect to participate in the plan, including our executive officers, to make contributions to deferral accounts once the participant has maximized his or her contributions to our 401(k) plan. Contributions are made on the participant's behalf through payroll deductions from 1 percent to 50 percent of the participant's monthly base compensation, which are credited to the participant's "Supplemental Account," and from 1 percent to 100 percent of awards under the AIP, which are credited to the participant's "Deferred Bonus Account." We also match contributions at the rate of 100 percent on the first 3 percent of compensation contributed and 50 percent on the next 2 percent of compensation contributed. Amounts contributed to a participant's deferral accounts are not subject to federal income tax at the time of contribution. Amounts credited to a participant's deferral accounts fluctuate in value to track a variety of available investment choices selected by the participant (which may be changed by the participant at any time), and are fully vested at all times following contribution.

Participants may elect to receive distribution of amounts credited to either or both of the participant's Supplemental Account or Deferred Bonus Account, in either (1) a lump sum amount paid from two to six years following the end of the year in which the deferral is made, subject to a one-time opportunity to postpone such lump sum distribution, or (2) a lump sum or installment distribution following termination of the participant's service with us, with installment payments made in accordance with the participant's election on a monthly, quarterly or annual basis over a period of up to 15 years following termination, subject to a one-time opportunity to change such distribution election within certain limitations. Distributions in respect of one or both of a participant's deferral accounts are subject to federal income tax as ordinary income in the year the distribution is made.

Amounts credited to participants' deferral accounts are unsecured general obligations of ours to pay the value of the accounts to the participants at times determined under the plan.

The table below presents contributions by each executive officer, and our matching contributions, to the Supplemental Deferred Investment Plan during 2012, as well as each executive officer's earnings under the plan and ending balances in the plan on December 31, 2012.

| Name | Executive Contributions in Last FY (1) | Registrant Contributions in Last FY (2) | Aggregate Earnings/(Losses) in Last FY (3) | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (4) |
|---|---|---|---|---|---|
| Steve Ells | $189,139 | $151,311 | $ 60,856 | $182,243 | $1,034,977 |
| Monty Moran | $371,935 | $127,004 | $145,239 | $133,790 | $1,396,877 |
| Jack Hartung | $706,068 | $ 56,485 | $ 32,641 | — | $3,015,897 |
| Bob Blessing | $198,135 | $ 27,037 | $ 33,912 | — | $ 524,218 |
| Mark Crumpacker | $ 38,359 | $ 17,780 | $ 2,111 | — | $ 58,251 |

(1) These amounts are reported in the Summary Compensation Table as part of each executive's "Salary" for 2012.

(2) These amounts are reported in the Summary Compensation Table as part of each executive's "All Other Compensation" for 2012.

(3) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(4) These amounts include amounts previously reported in the Summary Compensation Table as "Salary" or "All Other Compensation" for years prior to 2012 (ignoring for purposes of this footnote any investment losses on balances in the plan), in the following aggregate amounts: $849,462 for Mr. Ells, $914,082 for Mr. Moran, $1,799,559 for Mr. Hartung, and $217,960 for Mr. Blessing.



### McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan

Prior to our separation from McDonald's in October 2006, our executive officers and other key employees were permitted to participate in non-qualified deferred compensation plans maintained by McDonald's. These plans provided substantially similar benefits to participants as our Supplemental Deferred Investment Plan, except that the investment and distribution options in the McDonald's plans are different than those in our plan. Effective with our separation from McDonald's, our employees' service with McDonald's was deemed to have terminated, and the balances in these plans were distributed in accordance with each participant's distribution elections. Our employees are no longer permitted to contribute to these plans, but the balances remaining in the plans in respect of our executive officers are attributable in part to service as one of our employees.
The table below presents, for Mr. Hartung, our only executive officer with a balance remaining in any McDonald's non-qualified deferred compensation plan, his aggregate earnings under and aggregate withdrawals from the McDonald's plans during 2012, as well as his aggregate ending balance in the plans as of December 31, 2012.

| Name | Executive Contributions in Last FY | Registrant Contributions in Last FY | Aggregate Earnings in Last FY (1) | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (2) |
|---|---|---|---|---|---|
| Jack Hartung | — | — | $62,221 | $332,769 | $1,318,751 |

(1) This amount is not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(2) This amount includes amounts previously reported in the Summary Compensation Table as "Salary" or "All Other Compensation" for 2006 (ignoring for purposes of this footnote any investment losses on balances in the plans), in the amounts of $140,647.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have not entered into written employment, change-in-control, severance or similar agreements with any of our employees, including our executive officers. Accordingly, we do not have any written agreements requiring that we make post-employment severance payments to the executive officers in the event their employment terminates. In addition, payouts under the AIP are conditioned on the employee being employed as of the end of the year for which the payout relates. We have in the past paid severance to executives or other key employees who have left us, and we may negotiate individual severance arrangements with any executive officer whose employment with us terminates, depending on the circumstances of the executive's termination.

The terms of the equity-based awards made to our executive officers do provide for post-employment benefits in certain circumstances. The table below reflects the dollar value, based on the closing price of our common stock on December 31, 2012, of the amount of each listed type of equity award which would have been realizable by each executive officer (including as a result of acceleration of vesting) had the executive's employment terminated as of December 31, 2012 for the reasons identified in the table.

**Potential Amounts Realizable Upon Termination Under Equity Awards**

| Name | Involuntary Termination (1) | Voluntary Resignation (1) | Retirement (2) | Qualifying Termination Following Change in Control (3) | Death/ Disability (4) |
|---|---|---|---|---|---|
| Steve Ells | | | | | |
| *SOSARs (5)* | — | — | N/A | $18,834,750 | $18,834,750 |
| *Performance Shares* | — | — | N/A | $ 5,949,200 | $ 4,336,372 |
| **Total** | $ 0 | $ 0 | N/A | $24,783,950 | $23,171,122 |
| Monty Moran | | | | | |
| *SOSARs (5)* | — | — | N/A | $18,834,750 | $18,834,750 |
| *Performance Shares* | — | — | N/A | $ 5,949,200 | $ 4,336,372 |
| **Total** | $ 0 | $ 0 | N/A | $24,783,950 | $23,171,122 |
| Jack Hartung | | | | | |
| *SOSARs (5)* | — | — | $5,560,000 | $ 6,278,250 | $ 6,278,250 |
| *Performance Shares* | — | — | $2,168,186 | $ 2,974,600 | $ 2,168,186 |
| **Total** | $ 0 | $ 0 | $7,728,186 | $ 9,252,850 | $ 8,446,436 |
| Bob Blessing | | | | | |
| *SOSARs (5)* | — | — | $1,779,200 | $ 2,009,040 | $ 2,009,040 |
| *Performance Shares* | — | — | $ 596,407 | $ 818,015 | $ 596,407 |
| **Total** | $ 0 | $ 0 | $2,375,607 | $ 2,827,055 | $ 2,605,447 |
| Mark Crumpacker | | | | | |
| *SOSARs (5)* | — | — | N/A | $ 1,661,075 | $ 1,661,075 |
| *Performance Shares* | — | — | N/A | $ 818,015 | $ 596,407 |
| **Total** | $ 0 | $ 0 | N/A | $ 2,479,090 | $ 2,257,482 |

(1) Assumes the absence of a change in control as described in further detail in footnote 3 below.

(2) Certain outstanding equity awards provide that the holder is eligible for retirement when the employee reaches a combined age and years-of-service with us of 70. Years-of-service with us includes service with McDonald's Corporation while it was our majority shareholder, unless there was a break in service prior to joining us from McDonald's, and for awards made to Mr. Moran after 2011, also includes Mr. Moran's period of service as our outside General Counsel. Of the executive officers, only Mr. Hartung and Mr. Blessing are currently eligible for retirement.

In the event the employment of a holder of SOSARs terminates as a result of the holder's retirement, provided we receive six months' prior written notice of the retirement and the holder executes an agreement not to engage in any competitive activity with us for a period of at least two years following retirement, service-based vesting conditions on the SOSARs are deemed satisfied immediately. In such event, SOSARs subject to performance conditions remain outstanding and subject to vesting based on achievement of the performance conditions, and SOSARs without performance conditions are immediately vested. All such SOSARs remain outstanding and exercisable (following vesting) for the original duration of the SOSAR. The amounts reflected in the table as realizable upon retirement in respect of SOSARs does not reflect any amounts in respect of SOSARs with performance conditions due to the ongoing vesting conditions that would be in effect at the time of retirement.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's retirement, the performance shares will be paid out on the payout date, with the number of shares issuable to be based on actual performance over the performance period and pro-rated in an amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until the end of the performance period. The amounts reflected in the table as realizable in respect of the performance shares as a result of the retirement of the retirement-eligible officers assumes that the performance shares actually paid out at target.

(3) The award agreements for SOSARs provide that in the event of a change in control under our 2011 Stock Incentive Plan, unless the SOSARs are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the SOSARs immediately vest. One of the provisions required to be included in a replacement award in order to avoid vesting of the SOSARs immediately upon occurrence of a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or by the holder for good reason, in each case as defined in the plan, the award will vest.

A change in control would generally be deemed to occur under the plan in the event any person or group acquires shares of our common stock representing greater than 25 percent of the combined voting power of our outstanding common stock, or in the event our current directors, or persons we nominate to replace current directors, do not constitute at least a majority of our Board, or in the event of certain mergers, liquidations, or sales of substantially all of our assets by us.

The award agreement for our outstanding performance shares provides that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance shares remain outstanding and vesting will accelerate (with payout at target level performance) in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control. In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, unless the performance shares are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the performance shares immediately vest at target level performance. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance shares immediately upon occurrence of such a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our 2011 Stock Incentive Plan, the award will vest.

(4) In the event the employment with us of a holder of SOSARs granted prior to 2012, or a holder of SOSARs without performance conditions granted in 2012, terminates as a result of the holder's death or disability (that is, a medically diagnosed permanent physical or mental inability to perform his or her job), all of the holder's unvested SOSARs will vest and become immediately exercisable, and will remain outstanding and exercisable for a period of three years following the holder's death or disability.

In the event the employment with us of a holder of SOSARs granted in 2012 subject to performance conditions terminates as a result of the holder's death or disability, service-based vesting conditions on such SOSARs are deemed satisfied immediately. In such event, the SOSARs remain outstanding and subject to vesting based on achievement of the performance conditions, with vesting to be prorated for the time period of the holder's service prior to death and disability as a proportion of the period from the grant date to the satisfaction of the performance condition. The amounts reflected in the table as realizable upon death or disability in respect of SOSARs does not reflect any amounts in respect of SOSARs with performance conditions due to the ongoing vesting conditions that would be in effect at the time of the holder's death or disability.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's death or disability, the performance shares will be paid out on the payout date, with the number of shares issuable to be based on actual performance over the performance period and pro-rated in an amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until the end of the performance period. The amounts reflected in the table as realizable in respect of the performance shares as a result of the death or disability of each executive officer assumes that the performance shares actually paid out at target.

(5) The dollar values reflected in the table are based on the excess of the closing price of our common stock on December 31, 2012 over the exercise price of the applicable SOSARs.

### Equity Award Vesting Upon Change in Control

In addition to the provisions described above relating to equity-based awards for which vesting may accelerate in connection with a termination of the holder's employment following certain changes in control of Chipotle, our outstanding SOSARs and performance shares have provisions providing for the immediate acceleration of vesting in connection with certain changes in control in some circumstances, as described in more detail below.



#### *SOSARs*

The award agreement for outstanding SOSARs provides that in the event of a change in control under our 2011 Stock Incentive Plan, any unvested SOSARs will automatically vest as of the date of the change in control, unless the SOSARs are replaced with an award meeting the following criteria:

- the replacement award must be denominated in securities listed on a national securities exchange;
- the replacement award must have a value equal to the SOSARs being replaced, including an aggregate exercise price equal to the aggregate exercise price of such SOSARs, an aggregate spread equal to the aggregate spread of such SOSARs as determined immediately prior to the relevant change in control, and a ratio of exercise price to the fair market value of the securities subject to such replacement award that is equal to the ratio of exercise price of such SOSARs to the price of our common stock at the time of the change in control;
- the vesting date(s) of the replacement award must be the same as the vesting date(s) of the performance-contingent restricted stock, subject to full acceleration of vesting of the replacement

award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in the plan; and

- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in the plan, or upon the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of a change in control under the plan as of December 31, 2012, if SOSARs outstanding on that date were not replaced with replacement awards meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of that date:

| Executive Officer | Value of Vested Award |
|---|---|
| Steve Ells | $18,834,750 |
| Monty Moran | $18,834,750 |
| Jack Hartung | $ 6,278,250 |
| Bob Blessing | $ 2,009,040 |
| Mark Crumpacker | $ 1,661,075 |

***Performance Shares***

The award agreement for our outstanding performance share awards provides that in the event of a change in control under our 2011 Stock Incentive Plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance share awards remain outstanding and vesting will only accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control.


Proxy Statement

In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, the performance share awards immediately vest unless they are replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the replacement award must have a value equal to the value of the unvested performance share award assuming the target level of performance, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of common stock in the change in control transaction;
- the vesting date of the replacement award must be September 30, 2013, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in the plan, or the holder's employment terminates due to the holder's medically diagnosed permanent physical or mental inability to perform his or her job duties; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in the plan, or the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of such a change in control under the plan as of December 31, 2012, if the outstanding performance share awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of that date:

| Executive Officer | Value of Vested Award |
|---|---|
| Steve Ells | $5,949,200 |
| Monty Moran | $5,949,200 |
| Jack Hartung | $2,974,600 |
| Bob Blessing | $ 818,015 |
| Mark Crumpacker | $ 818,015 |

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and holders of greater than 10 percent of our outstanding common stock to file initial reports of their ownership of our equity securities and reports of changes in ownership with the SEC. Based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, we believe that all Section 16(a) filing requirements were complied with on a timely basis in 2012, except that we erroneously filed a Form 4 late to report withholding of shares of common stock to cover tax obligations in connection with the vesting of a stock award for Mr. Crumpacker.


Proxy Statement

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

### Agreements with Sequence LLC

Mark Crumpacker, our Chief Marketing Officer, served as Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, prior to joining us in January 2009. Sequence provided us with a variety of marketing consulting services during 2011 under a master services agreement, and we expect to continue to work with Sequence during 2013. Sequence has issued Mr. Crumpacker a promissory note in connection with his separation from them, has agreed to license certain intellectual property from him, and he also retained a call right to purchase a minority interest in Sequence at any time prior to 2013, which is now expired. We paid Sequence a total of $299,389 in fees during 2012, and in 2013 Sequence has billed us a total of $129,408 in fees through March 22.

### Registration Rights

Prior to our initial public offering, certain of our current shareholders, including Steve Ells, our Chairman and Co-Chief Executive Officer, Monty Moran, our Co-Chief Executive Officer and member of our Board of Directors, and Albert S. Baldocchi and Darlene J. Friedman, members of our Board, entered into a registration rights agreement with us relating to shares of common stock they held at the time the agreement was executed. Under the agreement, these directors are entitled to piggyback registration rights with respect to registration statements we file under the Securities Act of 1933, as amended, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We would be responsible for the expenses of any such registration.

### Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

## OTHER BUSINESS AND MISCELLANEOUS

The Board and our management do not know of any other matters to be presented at the annual meeting. If other matters do properly come before the annual meeting, it is intended that the persons named in the accompanying proxy vote the proxy in accordance with their best judgment on such matters.

## SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2014 ANNUAL MEETING

**Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules.**

Any proposal of a shareholder intended to be included in our proxy statement and form of proxy/voting instruction card for the 2014 annual meeting of shareholders pursuant to SEC Rule 14a-8 must be received by us no later than November 27, 2013, unless the date of our 2014 annual meeting is more than 30 days before or after May 17, 2014, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All proposals should be addressed to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

**Bylaw Requirements for Shareholder Submission of Nominations and Proposals.**

A shareholder nomination of a person for election to our Board of Directors or a proposal for consideration at our 2014 annual meeting must be submitted in accordance with the advance notice procedures and other requirements set forth in Article II of our bylaws. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder nomination or other proposals included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC's rules. Our bylaws require that the proposal or nomination must be received by our corporate Secretary at the above address no earlier than the close of business on January 17, 2014, and no later than the close of business on February 16, 2014, unless the date of the 2014 annual meeting is more than 30 days before or 60 days after May 17, 2014. If the date of the 2014 annual meeting is more than 30 days before or 60 days after May 17, 2014, we must receive the proposal or nomination no earlier than the 120th day before the meeting date and no later than the 90th day before the meeting date, or if the date of the meeting is announced less than 100 days prior to the meeting date, no later than the tenth day following the day on which public disclosure of the date of the 2014 annual meeting is made.

Proxy Statement

## AVAILABILITY OF SEC FILINGS, CORPORATE GOVERNANCE GUIDELINES, CODE OF CONDUCT, CODES OF ETHICS AND COMMITTEE CHARTERS

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports filed with the SEC, our Code of Conduct, Codes of Ethics, Corporate Governance Guidelines, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and any reports of beneficial ownership of our common stock filed by executive officers, directors and beneficial owners of more than 10 percent of the outstanding shares of either class of our common stock are posted on and may be obtained on the Investors page of our website at www.chipotle.com without charge, or may be requested (exclusive of exhibits), at no cost by mail to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

## DELIVERY OF MATERIALS TO SHAREHOLDERS WITH SHARED ADDRESSES

Beneficial holders who own their shares through a broker, bank or other nominee and who share an address with another such beneficial owner are only being sent one Notice of Internet Availability of Proxy Materials or set of proxy materials, unless such holders have provided contrary instructions. If you wish to receive a separate copy of these materials or if you are receiving multiple copies and would like to receive a single copy, please contact Chipotle investor relations by phone at (303) 222-2552, by writing to Investor Relations, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, Colorado, or by email to ir@chipotle.com.

## MISCELLANEOUS

If you request physical delivery of these proxy materials, we will mail along with the proxy materials our 2012 Annual Report, including our Annual Report on Form 10-K for fiscal year 2012 (and the financial statements included in that report) as filed with the SEC; however, it is not intended that the Annual Report or Form 10-K be a part of the proxy statement or a solicitation of proxies.

You are respectfully urged to enter your vote instruction via the Internet as explained on the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you are a holder of record and have received a proxy card, via telephone as explained on the proxy card. We will appreciate your prompt response.

**By order of the Board of Directors**

/s/ Monty Moran

Co-Chief Executive Officer, Secretary and Director

March 27, 2013

## Annex A

## CHIPOTLE MEXICAN GRILL, INC.

## 2014 CASH INCENTIVE PLAN

**Section 1. Purpose.**

The purpose of the 2014 Cash Incentive Plan (the "**Plan**") is to promote the interests of Chipotle Mexican Grill, Inc. ("**Chipotle**") and its subsidiaries (collectively the "**Company**") by providing eligible key employees of the Company with incentive to assist the Company in meeting and exceeding its business goals. The Plan provides opportunities for **Participants** (as defined in Section 3 below) to earn financial rewards for their role in assisting Chipotle to meet its annual performance targets. **Awards** (as defined in Section 5 below) under the Plan are based on the Company achieving the **Performance Goal** (as defined in Section 5). The Plan will cover each fiscal year of Chipotle beginning with its 2014 fiscal year. Each such fiscal year is referred to herein as a "Performance Period."

**Section 2. Administration.**

(a) The Plan shall be administered by the Executive Compensation Committee (the "**Committee**") of the Board of Directors of Chipotle (the "**Board**") from among its members and shall be comprised of not fewer than two members who are intended to qualify as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and the regulations thereunder.

(b) The Committee shall have broad authority to grant and administer Awards under the Plan and may, subject to the provisions of the Plan, establish, adopt or revise rules and regulations relating to the Plan or take such actions as it deems necessary or advisable for the proper administration of the Plan. The Committee shall have the authority to interpret and make decisions under the Plan in its sole discretion including but not limited to determining whether the Performance Goal and other conditions that are a prerequisite to earning an Award have been met and exercising discretion to reduce or eliminate the amount to be provided as an incentive payment hereunder. Any decision or interpretation by the Committee hereunder shall be final and conclusive for all purposes and binding upon all Participants or former Participants and their successors in interest.

(c) Neither the Committee nor any member of the Committee shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Committee shall be entitled to indemnification and reimbursement by Chipotle in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law.

**Section 3. Eligibility.**

Awards may be granted to officers, executive directors and key employees of the Company who are selected for participation in the Plan by the Committee. The Committee shall select in writing who shall receive an Award with respect to a Performance Period within 90 days after the beginning of such Performance Period. A qualifying employee selected by the Committee to participate in the Plan shall be a "**Participant**" with respect to such Performance Period. Provided the Committee determines that the Company has met the Performance Goal for the Performance Period as set forth under Section 5 below and all other eligibility requirements are met, the following guidelines will be used to determine Participants' incentive award eligibility. Awards are not guaranteed and will not be paid unless the Performance Goal is met and the Committee authorizes the payment of an incentive payment hereunder.

Each employee whose employment terminates prior to the end of a Performance Period will not be eligible to receive an incentive award under the Plan for that Performance Period. Notwithstanding the foregoing, if a Participant's employment is terminated due to retirement with Board's consent, permanent disability or death before the end of a Performance Period, the Committee may, in its sole discretion, provide a prorated incentive award based on the number of days the Participant was employed by the Company during such Performance Period; provided, however, that no prorated incentive will be paid unless all of the applicable requirements set forth in the Plan are met, including without limitation that the Committee determines that the Performance Goal for the applicable Performance Period has been met and authorizes the payment of incentive awards. If the employment of a Participant terminates during a Performance Period for any other reason, no incentive award will be paid to the Participant for that Performance Period.

**Section 4. Compliance Requirements.**

A Participant must comply with all applicable state and federal regulations and Company policies (collectively, the "Compliance Requirements") in order to be eligible to receive an incentive award under the Plan. A Participant whose employment is terminated after the end of a Performance Period, but before incentive awards for such Performance Period are paid, due to violating any of the Compliance Requirements or other reasons involving cause will not be eligible to receive an incentive award for such Performance Period.

**Section 5. Performance Goal.**

The Committee may grant performance-based awards ("**Awards**") to Participants with respect to a Performance Period beginning on or after January 1, 2014 subject to the terms and conditions of the Plan. Each Award shall provide that the Performance Goal is the Company's achievement of positive Operating Income (as defined below) for the then current Performance Period. For purposes of the Plan, "Operating Income" means, with respect to a Performance Period, operating income as presented in Chipotle's consolidated audited financial statements, excluding (i) restructuring and/or other nonrecurring charges; (ii) exchange rate effects, as applicable, for non-US dollar denominated net sales and operating earnings; (iii) the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) the effects to any statutory adjustments to corporate tax rates and (v) the impact of any "extraordinary items" as determined under generally accepted accounting principles. In the manner required by Section 162(m) of the Code, the Committee shall, promptly after the date on which the necessary financial and other information for a particular Performance Period becomes available, certify whether or not the Performance Goal has been achieved.



**Section 6. Payment.**

If the Committee has determined that the Company has attained the Performance Goal for a Performance Period, the amount payable under the Award for that Performance Period shall be $8,000,000 provided, however, that the Committee may in its sole discretion exercise discretion to reduce or eliminate the amount payable to any Participant based on such factors as the Committee may deem appropriate; including a manner consistent with corporate and individual performance as measured under Chipotle's annual performance-based cash incentive program for all of our full-time regional and corporate employees. In no event may the Committee increase the amount of any Award payable to any Participant above $8,000,000 for a Performance Period. For purposes of clarity, the Committee may exercise the discretion provided for by the foregoing sentence in a non-uniform manner among Participants, including taking into account individual performance. Awards shall be settled in cash or, in the Committee's sole discretion, in shares of Chipotle's common stock from the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan or other Chipotle equity compensation plan that has been approved by shareholders. The Company shall pay Awards as soon as administratively practical following certification that the Performance Goal for a Performance Period has been met as provided under Section 5 above and the determination of the actual incentive amounts after the exercise of any discretion under this Section 6, but in no event more than two and one half months following the end of the Performance Period to which such certification relates except as provided under Section 7 below.

**Section 7. Forfeiture and Recovery for Misconduct.**

(a) **Right of Recovery.** Notwithstanding any other provision of the Plan to the contrary, if the Board (or its authorized designee) determines during the Recovery Period (as defined below) that a Participant has engaged in Misconduct (as defined below), the Board, subject to the limitations set forth in this Section 7, may in its sole discretion

(i) terminate such Participant's participation in the Plan, or with respect to any Award under the Plan, and treat any outstanding Award as forfeited

(ii) require forfeiture, in whole or in part, of payment of any Award that has been previously approved for payment under the Plan which remains in whole or in part unpaid, and/or

(iii) demand that the Participant pay to Chipotle in cash the amount described in Section 7(d) below; provided, however, that in the event the Board determines during the Recovery Period that the Participant engaged in Misconduct as described in clause (iv) of the definition of Misconduct) ("Restatement Misconduct"), the Board shall in all circumstances, in addition to any other recovery action taken, require forfeiture and demand repayment pursuant hereto.

(b) **Recovery Period.** "Recovery Period" for purposes of this Section 7 means

(i) if the Misconduct relates to Restatement Misconduct, or the Misconduct consists of acts or omissions relating to the Company's financial matters that in the discretion of the Board are reasonably unlikely to be discovered prior to the end of the Performance Period in which the Misconduct occurred and the completion of the outside audit of the Company's annual financial statements, the period during which the Participant is employed by the Company and the period ending two years after the Participant's last day of employment,

(ii) if the Misconduct relates to the breach of any agreement between the Participant and the Company, the term of the agreement and the period ending one year following the expiration of such agreement, and

(iii) in all other cases, the period during which the Participant is employed by the Company and the period ending one year after the Participant's last day of employment.

If during the Recovery Period the Board gives written notice to the Participant of potential Misconduct, the Recovery Period shall be extended for such reasonable time as the Board may specify is appropriate for it to make a final determination of Misconduct and seek enforcement of any of its remedies described above. The Company's rights pursuant to this Section 7 shall terminate on the effective date of a Change in Control (as defined in the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan) and no Recovery Period shall extend beyond that date except with respect to any Participant for which the Board prior to such Change in Control gave written notice to such Participant of potential Misconduct.

For purposes of administratively enforcing its rights under this Section 6, during any period for which potential Misconduct has been identified by the Company, the Board may suspend such Participant's participation in the Plan, or with respect to any Award, or temporarily withhold, in whole or in part, payment of any Award that has been previously approved for payment that remains in whole or in part unpaid.

(c) **Definition of Misconduct.**

"Misconduct," as determined by the Company (which determination shall be conclusive), shall mean:

(i) material breach by the Participant of any provision of any employment, consulting, advisory, proprietary information, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and the Company,

(ii) Violation by the Participant of the Code of Conduct,

(iii) the Participant's engagement in intentional deceitful act(s) that results in (A) an improper personal benefit, or (B) injury to Chipotle or any of its subsidiaries or affiliates; or

(iv) The Participant's engagement in fraud or willful misconduct (not acting in good faith or with reasonable belief that conduct was in the best interests of Chipotle or its subsidiaries or affiliates) that significantly contributes to Chipotle preparing a material financial restatement, other than a restatement of financial statements that became materially inaccurate because of revisions to generally accepted accounting principles.

(d) **Amount of Recovery.** With respect to Misconduct described in clause (i) of the definition of Misconduct (breach of agreement) and clause (ii) of such definition (violation of Code of Conduct), and in addition to its right to effect a termination of participation and a forfeiture of outstanding Awards under the Plan, the Board may recover from the Participant the amount of any payments made to the Participant under the Plan during the last 12 months of employment with the Company. With respect to Misconduct described in clause (iii) of the definition of Misconduct (intentional deceitful acts), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under the Plan, the Board may recover from the Participant the greater of (1) the amount paid to the Participant with respect to any Award made under the Plan with a fiscal year that includes any period during which the Misconduct occurred, or with a fiscal year which was directly impacted by the Misconduct, or (2) the amount determined by the Board in its sole discretion to represent the financial impact of the Misconduct upon the Company; provided, however, that such recovery amount shall be reduced by the value of any forfeited outstanding awards under the Plan (value to be reasonably determined by the Committee) and any amounts recovered from the Participant under the Company's cash bonus plans and other short term or long term incentive plans as a result of such Misconduct. With respect to Restatement Misconduct, and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under the Plan, the Board shall seek to recover the entire amount paid to the Participant with respect to any award made under the Plan in the twenty-four (24) month period following the first public issuance of the financial statements that are the subject of an accounting restatement relating to the Misconduct. The term "recover" or "recovered" shall include, but shall not be limited to, any right of set-off, reduction, recoupment, off-set, forfeiture, or other attempt by Chipotle to withhold or claim payment of an award or any proceeds thereof. Chipotle's right of forfeiture and recovery of awards shall not limit any other right or remedy available to Chipotle with respect to a Participant's Misconduct, whether in law or equity, including but not limited to injunctive relief, terminating the Participant's employment with Chipotle, or taking other legal action against the Participant.

The amount that may be recovered under this Section 7 shall be determined on a gross basis without reduction for taxes paid or payable by a Participant.



**Section 8. Dodd-Frank Clawback.**

Notwithstanding any other provision of the Plan to the contrary, in order to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any regulations promulgated, or national securities exchange listing conditions adopted, with respect thereto (collectively, the "Clawback Requirements"), if Chipotle is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirements under the securities laws, then the Participant shall return to Chipotle, or forfeit if not yet paid, the amount of any payment received with respect to an Award under the Plan during the three-year period preceding the date on which Chipotle is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the Participant under the accounting restatement as determined by the Committee in accordance with the Clawback Requirements and any policy adopted by the Committee pursuant to the Clawback Requirements.

**Section 9. General Provisions.**

(a) **No Rights to Awards or Continued Employment.** No employee of the Company shall have any claim or right to receive Awards under the Plan. Neither the Plan nor any action taken under the Plan shall be construed as giving any employee any right to be retained by the Company.

(b) **No Limits on Other Awards and Plans.** Nothing contained in the Plan shall prohibit the Company from establishing other special awards or compensation plans providing for the payment of compensation to employees of the Company, including any Participants.

(c) **Withholding Taxes.** The Company shall deduct from all payments and distributions under the Plan any required federal, state or local governments tax withholdings.

(d) **Rights are Non-Assignable.** A Participant nor any beneficiary nor any other person shall have any right to assign the right to receive payments hereunder, in whole or in part, which payments are non-assignable and non-transferable, whether voluntarily or involuntarily.

(e) **Unfunded Status of Plan.** The Company shall not have any obligation to establish any separate fund or trust or other segregation of assets to provide for payments under the Plan. To the extent any person acquires any rights to receive payments hereunder from the Company, such rights shall be no greater than those of an unsecured creditor.

(f) **Effective Date; Amendment.** The Plan shall become effective on January 1, 2014 if approved by Chipotle's stockholders at Chipotle's 2013 annual stockholder meeting. The Committee may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part; provided, however, (i) any change to the Performance Goal or (ii) any alteration or amendment that requires shareholder approval in order to allow Awards under the Plan to qualify as "performance-based compensation" under Section 162(m) of the Code or to comply with other applicable laws or regulations, shall be made subject to such shareholder approval.

(g) **Governing Law.** The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of the State of Delaware without regard to its conflict of law principles.


Proxy Statement

(h) **Interpretation.** The Plan is designed and intended to comply with the requirements for "performance-based compensation" under Section 162(m) of the Code and all provisions hereof shall be construed consistent with this intention.

Approved by the Board of Directors on March 14, 2013, subject to shareholder approval.

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## Annex B

## CERTIFICATE OF AMENDMENT
## OF
## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
## OF
## CHIPOTLE MEXICAN GRILL, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "DGCL"), Chipotle Mexican Grill, Inc., a corporation organized and existing under and by virtue of the DGCL (the "Corporation"), has adopted the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the "Certificate of Amendment"):

1. The name of the Corporation is Chipotle Mexican Grill, Inc.

2. The following amendments (collectively, the "Amendment") to the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") were duly adopted by resolution of the Board of Directors of the Corporation on March 14, 2013. The Amendment was adopted by the shareholders of the Corporation at a meeting of the shareholders duly called and held on May 17, 2013.

3. The Certificate of Incorporation is hereby amended by deleting Section 1 of Article V and inserting in lieu thereof a new Section 1 of Article V to read as follows:

"Section 1. Number. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not fewer than three nor more than 20 directors (exclusive of directors referred to in the last paragraph of this Section 1), the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

From the filing and effectiveness of this Certificate of Amendment with the Secretary of State of the State of Delaware (the "Effective Time") until the election of directors at the 2014 annual meeting of shareholders (each annual meeting of shareholders, an "Annual Meeting"), pursuant to Section 141(d) of the DGCL, the Board shall be divided into three classes of directors, Class I, Class II and Class III (each class as nearly equal in number as possible), with the directors in Class I having a term expiring at the 2015 Annual Meeting, the directors in Class II having a term expiring at the 2016 Annual Meeting and the directors in Class III having a term expiring at the 2014 Annual Meeting.

Commencing with the election of directors at the 2014 Annual Meeting, pursuant to Section 141(d) of the DGCL, the Board shall be divided into two classes of directors, Class I and Class II, with the directors in Class I having a term that expires at the 2015 Annual Meeting and the directors in Class II having a term that expires at the 2016 Annual Meeting. The successors of the directors who, immediately prior to the 2014 Annual Meeting, were members of Class III (and whose terms expire at the 2014 Annual Meeting) shall be elected to Class I; the directors who, immediately prior to the 2014 Annual Meeting, were members of Class I (and whose terms were scheduled to expire at the 2015 Annual Meeting) shall become members of Class I for a term expiring at the 2015 Annual Meeting; and the directors who, immediately prior to the 2014 Annual Meeting, were members of Class II (and whose terms were scheduled to expire at the 2016 Annual Meeting) shall be members of Class II for a term expiring at the 2016 Annual Meeting.

Commencing with the election of directors at the 2015 Annual Meeting, pursuant to Section 141(d) of the DGCL, there shall be a single class of directors, Class I, with all directors of such class having a term that expires at the 2016 Annual Meeting. The successors of the directors who, immediately prior to the 2015 Annual Meeting, were members of Class I (and whose terms expire at the 2015 Annual Meeting) shall be elected to Class I and the directors who, immediately prior to the 2015 Annual Meeting, were members of Class II (and whose terms were scheduled to expire at the 2016 Annual Meeting) shall become members of Class I for a term expiring at the 2016 Annual Meeting.

From and after the election of directors at the 2016 Annual Meeting, the Board shall cease to be classified as provided in Section 141(d) of the DGCL, and the directors elected at the 2016 Annual Meeting (and each Annual Meeting thereafter) shall be elected for a term expiring at the next Annual Meeting.

Any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for the remaining term of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

Each director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Directors shall be elected by the affirmative vote of a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present.

Elections of directors at an annual or special meeting of shareholders shall be by written ballot.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the number of such directors and the election, term of office, filling of vacancies and other features of such directorships shall be governed by the provisions of Article V of this Certificate of Incorporation and any resolution or resolutions adopted by the Board of Directors pursuant thereto, and such directors shall not be divided into classes unless expressly so provided therein."

4. The Certificate of Incorporation is hereby amended by deleting Section 3 of Article V and inserting in lieu thereof a new Section 3 of Article V to read as follows:

"Until the 2016 Annual Meeting, any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than 66 2/3% of the voting power of the outstanding Common Stock. From and after the election of directors at the 2016 Annual Meeting, any director or the entire Board may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of not less than 66 2/3% of the voting power of the outstanding Common Stock."



IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this day of May, 2013.

**CHIPOTLE MEXICAN GRILL, INC.**

By: ____________________

Name: Montgomery Moran
Title: Co-Chief Executive Officer and Secretary

## MANAGEMENT TEAM

**Steve Ells**
*Founder, Chairman & Co-Chief Executive Officer*

**Monty Moran**
*Co-Chief Executive Officer*

**Jack Hartung**
*Chief Financial Officer*

**Bob Blessing**
*Chief Development Officer*

**Mark Crumpacker**
*Chief Marketing Officer*

## BOARD OF DIRECTORS

**Steve Ells**
*Chairman of the Board*

**Monty Moran**
*Director*

**Albert S. Baldocchi**
*Director*
*Independent Financial Consultant and Strategic Advisor*

**John S. Charlesworth**
*Director*
*President, Midwest Division, McDonald's Corp. (retired)*

**Neil W. Flanzraich**
*Director*
*Former Vice Chairman and President, IVAX Corporation; Private Investor*

**Patrick J. Flynn**
*Director*
*Executive Vice President, Strategic Planning and Acquisitions, McDonald's Corp. (retired)*

**Darlene J. Friedman**
*Director*
*Senior Vice President, Human Resources, Syntex Corp. (retired)*

**Jeff Kindler**
*Director*
*Former Chairman and CEO of Pfizer Inc.; Private Investor*

## STOCK EXCHANGE LISTING

**New York Stock Exchange**
*Symbol: CMG*

## AUDITORS

**Ernst & Young LLP**
*Denver, Colorado*

## STOCK TRANSFER AGENT

*By mail:*
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101 MAC N9173-010, Mendota Heights, MN 55120

*By phone:*
1-855-598-5490

*Online:*
www.shareowneronline.com

**Stockholders may obtain copies of Chipotle's annual report on Form 10-K for the year ended December 31, 2012 (exclusive of exhibits), including our audited financial statements, as well as other reports we file with the SEC, at no cost on the investor relations page of our website at ir.chipotle.com, or by writing to the Corporate Secretary, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202.**



## Why Pastured dairy?

Cows are designed to eat grass. Grass grows in pastures. So it makes sense that dairy cows should have daily access to pasture. They spend most of their days outdoors, living in the fresh air.

That's why we're trying to increase the amount of our cheese and sour cream that's made with milk from pastured cows.

## What's the deal with pork raised respons

1. Never given subtherapeutic antibiotics.
2. Raised outdoors or in deeply bedded pens.
3. Fed a diet free from animal byproducts.
4. Allowed to display natural tendencies like playing and rooting.





We buy more responsibly farmed meat than any other restaurant in the U.S.







## FOOD With Integrity is our commitment to findin the very best ingredients raised with RESPECT for the



the
and the


It is our desire to SOURCE as many responsibly farmed, organic, or PASTURE-based ingredients as possible.

We strive for:



pasture-based
Organic
transparent
Local
Sustainable
RESPONS
Raised
Family farmed


We go beyond "FRESH" and apply a deep level of thinking and consideration to everything we do. It is our VISION to build strong relationships with LOCAL or FAMILY Farms to try to increase the amount of food we buy from them.

Our locally sourced ingredients vary by region and have included: bell peppers · jalapeños · oregano · red onions · romaine lettuce · avocados · tomatoes · lemons · cilantro

# Chipotle facts

- **1993** — First Chipotle opens at a former Dolly Madison Ice Cream location.
- **1996** — Five more Denver area restaurants open.
- **1999** — Steve Ells learns about the way most pork is raised in the U.S. Decides to do things in a different way.
- **2000** — Begins serving Responsibly Raised® Pork.
- **2002** — Begins serving Responsibly Raised® Chicken.
- **2004** — Ahead of the curve, Chipotle starts using ZERO TRANS FAT frying oil.
- **2006** — Chipotle goes PUBLIC on the New York Stock Exchange.
- **2007** — NO MORE cheese or sour cream from cows given rBGH.



